Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-220767 and 333-221157
PROSPECTUS

5,280,000 Shares
COMMON STOCK
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ForeScout Technologies, Inc. is offering shares of its common stock. This is our initial public offering, and no public market currently exists for shares of our common stock.
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Our common stock has been approved for quotation on The NASDAQ Global Market under the symbol “FSCT.”
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We are an “emerging growth company” under the U.S. federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.
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PRICE $22.00 PER SHARE
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	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to ForeScout
Per Share	$22.00	$1.54	$20.46
Total	$116,160,000	$8,131,200	$108,028,800
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(1)	See the section titled “Underwriters” for additional information regarding underwriters’ compensation.
We have granted the underwriters the right to purchase up to an additional 792,000 shares of our common stock from us at the initial public offering price less the underwriting discount.
The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on October 31, 2017.
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MORGAN STANLEY	J.P. MORGAN	CITIGROUP

BofA Merrill Lynch		UBS Investment Bank

KeyBanc Capital Markets

October 26, 2017

2,500+
End-customers Worldwide Since Inception

43MM+
Endpoint Licenses Sold Since Inception

1MM+
Devices Supported in a Single Deployment

TRANSFORMING SECURIT

Access Management

IoT

END-CUSTOMERS REPORT UP TO
60% MORE[**]
KNOWN DEVICES WITH AN AVERAGE OF 24% MORE KNOWN DEVICES[*]

Rapid Time to Value

Endpoint Detection

See

Con

18% INCREASE
IN COMPLIANCE FOR DEVICES[*]

Vendor Agnostic

Device Classification

Automation

Campus

Data Center

HETEROGENEOUS

Fo

*International Data Corporation, The Business Value of Pervasive Device and Network Visibility and Control with ForeScout, by Robert
**Based on end-customer feedback.

TY THROUGH VISIBILITY™

Device Discovery

Segmentation

38% REDUCTION
IN DEVICE-RELATED BREACHES*

Agentless

trol

Orchestrate

Policy Enforcement

42% FEWER
NETWORK RELATED SECURITY BREACHES*

Continuous

Heterogeneous

Cloud

IT / OT

reScout®

ENVIRONMENTS

Ayoub and Mathew Marden, December 2016, as commissioned by the company.

	Page		Page
Prospectus Summary	1	Executive Compensation	114
Risk Factors	13	Certain Relationships and Related Party Transactions	128
Special Note Regarding Forward-Looking Statements	42	Principal Stockholders	132
Market, Industry and Other Data	44	Description of Capital Stock	136
Use of Proceeds	45	Shares Eligible For Future Sale	141
Dividend Policy	45	Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Our Common Stock	143
Capitalization	46	Underwriters	147
Dilution	49	Legal Matters	155
Selected Consolidated Financial and Other Data	51	Experts	155
Management’s Discussion and Analysis of Financial Condition and Results of Operations	55	Where You Can Find Additional Information	155
Business	88	Index to Consolidated Financial Statements	F-1
Management	104
________________________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
Through and including November 20, 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights material information about our business and about this offering. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus, before making an investment decision.
In this prospectus, unless otherwise stated or unless the context otherwise requires, “we,” “us,” “our,” “ForeScout,” and the “Company” refer to ForeScout Technologies, Inc. and its consolidated subsidiaries. References to “fiscal 2014,” “fiscal 2015,” and “fiscal 2016” refer to ForeScout Technologies, Inc.’s fiscal years ended December 31, 2014, 2015, and 2016, respectively.
FORESCOUT TECHNOLOGIES, INC.
Overview
We transform security through visibility.
We have pioneered an agentless approach to network security to protect organizations against the emerging threats that exploit the billions of devices connected to organizations’ networks. The traditional approach of relying on a corporate-installed software agent to secure a device has significant limitations in today’s world as devices are developed using a wide variety of platforms and operating systems that cannot support agents. As the volume and variety of devices increases, an organization’s ability to manage devices decreases, creating a major gap in visibility.
The threat landscape is rapidly evolving and attackers are now leveraging the gap in device visibility to gain access to organizations. Attackers are shifting their focus away from traditional enterprise devices and toward the less secure Bring Your Own Device, or BYOD, and Internet of Things, or IoT, devices, which have exponentially increased the attack surface within organizations. Responses to attacks are often both uncoordinated and manual because existing security systems operate in silos and security teams often lack the ability to share information and coordinate an attack response.
Over the past ten years, ForeScout has developed proprietary agentless technology that discovers and classifies IP-based devices in real time as they connect to the network and continuously monitors and assesses their security posture. Our solution supports heterogeneous wired and wireless networks, as well as both virtual and cloud infrastructures, while scaling to meet the needs of globally distributed organizations.
Our solution is sold as either a physical or virtual appliance through a perpetual software license, with each appliance designed to manage a certain number of connected devices within an organization. We recently started offering our solution, in limited quantities to a small number of large enterprises, as a software-only license with the enterprise license designed to manage a certain number of connected devices within an organization. End-customers typically initially deploy our solution across a region or across their wired or wireless network, then expand their usage to cover additional regions and networks. After end-customers achieve enhanced visibility and control over their devices, they can deploy new use cases that leverage third-party integrations licensed as add-on modules.
We sell into all industries and into organizations of all sizes, with a focus on those that are highly regulated or with a large footprint of transient devices. As of June 30, 2017, we have sold to over 2,500 end-customers in over 70 countries, including 17% of the Global 2000, since our inception.
For the years ended December 31, 2014, 2015, and 2016, our revenue was $71.1 million, $126.0 million, and $166.8 million, respectively, representing year-over-year growth of 77% and 32%, respectively. For the six months ended June 30, 2016 and 2017, our revenue was $68.7 million and $90.6 million, respectively, representing period-over-period growth of 32%. For the years ended December 31, 2014, 2015, and 2016, our net loss was $44.0 million, $27.3 million, and $74.8 million, respectively. For the six months ended June 30, 2016 and 2017, our net loss was $39.6 million and $47.7 million, respectively.

Industry Background
Enterprises lack full visibility into devices connected to their networks
An increasing number and variety of devices, which are not manageable by IT departments, are entering and connecting to enterprise networks every day. As corporate-managed devices become a smaller percentage of the total device population and as BYOD and IoT become a larger percentage of the total device population, the agent-based approach to device discovery no longer works. IT departments cannot force users to install agents on BYOD devices and many IoT devices do not have the ability to install agents.
The increase in volume and diversity of connected devices has coincided with the rapid growth of new operating systems running on these devices. New device types are increasingly developed with specialized operating systems specific to each device and closed to integrations, which can lead to a vast number of operating systems in the market. This trend has made it technically unfeasible and impractical to build different versions of agent-based software for each new operating system in the market.
The fast pace of new technology adoption further complicates the visibility and manageability problem. IT departments cannot test new technologies fast enough to keep up with the pace of change, and the default action is often to allow devices onto the network, without a consistent security policy.
Adoption of cloud technologies has resulted in more complex IT environments further reducing visibility
The disappearing enterprise network perimeter, increase in virtualization technology, and movement of workloads to the public cloud have resulted in decentralized management of IT assets as more people have direct access to virtual and cloud-based resources. Unlike on-premise data centers, which can favor infrastructure from a single vendor, cloud environments are heterogeneous, integrating a wide variety of system types and vendors. Network visibility and control needs to apply to all devices, no matter where they are located, and be able to integrate into a heterogeneous network and computing environment.
Existing security solutions operate in silos
The average enterprise uses 75 distinct security products, according to public statements by a representative of Symantec Corporation. Point solutions generally have limited ability to leverage information generated by other solutions in order to gain a better understanding of a potential threat or coordinate a multi-system response to a threat.
Many security solutions generate alerts when they sense an attack, triggering human involvement by security teams to review alert data and determine the best course of action based on judgment. Gaps in the manual review process can result in alerts not being properly investigated and followed through to completion. Human-based processes face significant challenges scaling to meet the demands of an increasingly complex and dynamic security environment.
More cyberattacks are entering organizations by leveraging gaps in network visibility and vendor silos
The significant increase in undetected and unmanaged devices on a network has increased the surface area of attack for enterprises as cybercriminals target less secure devices with the same access levels as enterprise-managed devices (i.e., desktops and corporate laptops). These adversaries seek to exploit areas of vulnerability where threats can enter undetected and remain within a network for an extended period of time before executing an attack.
Addressing the device visibility problem is one of the next major enterprise priorities in the evolution of the security industry
Over time, the evolution of new threat vectors has resulted in the introduction of new markets in security and caused a major change in cybersecurity spend.

•
In the 1990s, the transition from mainframe to client-server architecture, in conjunction with the introduction of the Windows OS, led to the proliferation of new viruses that would infiltrate computer systems and spread throughout a network, spawning the $4.2 billion anti-virus market in response.

•
In the mid-2000s, more prevalent instances of data exfiltration from organizations by company insiders and Nation States led to significant new spend on data loss prevention and encryption software, to prevent data breaches.

•
In the 2010s, the onset of more sophisticated and zero-day attacks directed at specific companies led to new industry-wide spending related to advanced and persistent threats and endpoint detection and response.

Today, the lack of visibility caused by the proliferation of new devices and operating systems has created the need for a new control point in security. We believe solving the visibility problem will become the first and most important line of defense in preventing previously undetected attacks.
Traditional NAC technology has significant limitations

•
Reliant on agents to detect devices. Network Access Control, or NAC, technology relies on an 802.1x supplicant, or agent, installed on a device to allow companies to authenticate corporate-managed devices as they attempt to connect to the network. These solutions cannot detect certain devices, including BYOD and IoT devices, that do not have a corporate-installed agent or run operating systems that cannot integrate with agents.

•
Limited functionality. The core functionality of a NAC solution is control, or the ability to allow or deny access to a network based on the authentication of the device at a single point in time. This “on or off” determination often does not provide organizations the flexibility to move a device to a more secure network, limit the device access to the network, or alert third-party security systems or IT administrators to a problem.

•
Dependent on vendor-specific systems. Because the NAC market was established to drive sales of network infrastructure products, traditional NAC solutions are often dependent on vendor-specific switches and routers and are designed to only work with these systems.

Enterprises need a solution that addresses today’s network complexities and dynamic threat environment
Enterprises must address the network visibility problem and close the gap between device proliferation and device manageability. We believe that effective solutions to solve this problem require the following characteristics:

•	Agentless. Ability to detect a broad range of devices connecting to a network by integrating directly with network infrastructure, without relying on a corporate-installed agent.

•	Continuous. Ability to provide continuous visibility into connected devices after initial authentication.

•	Automated. Ability to immediately and automatically determine what to do with a device based on policy and behaviors.

•	Integrated. Ability to share and enrich data among systems to better understand the context of an environment and of device posture to automate a response.

•	Heterogeneous. Ability to work across multi-vendor platforms and provide the same level of visibility and control to devices on-premise, in the cloud, or in hybrid environments.

•	Scalable. Ability to scale within an enterprise, providing the same level of service across an environment as the number of devices grows.
Our Solution
We provide visibility and control to a broad range of organizations. We have spent over a decade developing proprietary technology that allows us to discover IP-based devices as they connect to a network, classify them based on characteristics, assess their security posture based on policy and behaviors, and take action on those devices, all without the use of an agent.
Key benefits of our solution include the following:

•
Greater visibility into devices connected to the network. Because our solution discovers the increasing proportion of IP-based devices that do not have agents, our end-customers have reported seeing up to 60% more devices on their networks than previously known. We provide increased visibility into devices regardless of their physical location— on-premise, in the public cloud, in corporate data centers, or branch offices.

•	Continuous visibility. Our solution sees devices when they connect to the network and at all times while connected.

•
Automated control based on policy. Once our solution detects and classifies devices, it provides organizations a choice of what to do with devices based on granular compliance and security policies. Our solution enforces these policies automatically, without the need for human involvement.

•	Orchestration of actions between systems. Our solution enables third-party systems to share data to gain better context of device posture and orchestrate an automated response.

•
Integrated across a heterogeneous environment. We integrate with a diverse group of systems and are not constrained by a single vendor dependency. Our ability to integrate with all major network infrastructures is particularly important as workloads move to the cloud and organizations utilize heterogeneous environments serviced by many vendors.

•
Scalable to cover the increasing number of devices on a network. We grow as more devices come online in the enterprise. We support organizations of all sizes and scale with our end-customers’ needs, with our largest end-customers using us to manage over one million devices on the network.

Our Market Opportunity
Organizations have a strategic imperative to gain visibility over devices connected to their network, and we believe visibility and control represent the next major control point in security and, as such, will garner a greater share of overall security spend over time as traditional defenses become less relevant in today’s dynamic threat environment. According to Gartner, a total of $30 billion was expected to be spent on enterprise security software and equipment in 2016.
We internally estimate that the total addressable market for our solution is approximately $8.6 billion based on the estimated number of addressable devices in our core target markets and a conservative assumed average sales price per device. See the section titled “Business—Our Market Opportunity” for additional information.
Our Competitive Strengths
We believe we have several competitive advantages that will enable us to maintain and extend our market position. Our key competitive strengths include:

•
Ongoing product innovation. We constantly innovate on our products to enhance and expand capabilities. Our agentless technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.

•
Rapid time to value. Organizations can begin realizing the benefit of our solution almost immediately after implementation. We have customers that have deployed our solution across hundreds of thousands of devices in less than 90 days.

•
Broad appeal of our products across diverse end-customer base. We serve end-customers of all sizes across diverse industries. We are deeply integrated into our customers’ security infrastructure, demonstrating immediate and ongoing value. We have a long-term, loyal base of end-customers with many relationships spanning over 10 years.

•
Recognized market leadership. We have received multiple innovation awards from industry analysts and publications, including the JPMorgan Chase Hall of Innovation Award for Transformative Security Technology.

•
Global market reach driven by direct and indirect sales strategy. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success. We are one of the only vendors in our market solely focused on visibility and control and as such, our sales representatives are solely focused on selling the standalone value of our products.

•	Strong leadership team of security experts. We have a deep bench of talent at the executive level, with years of industry experience at McAfee, Symantec, Tanium, and HP Enterprise Company.

Our Growth Strategy
We intend to execute on the following growth strategies:

•
Expand within our existing end-customers as more devices enter the enterprise. We expect to grow within our end-customer base as more devices come online within the enterprise. Our product revenue is directly tied to the number of licensed devices managed by our solution. As of June 30, 2017, we sold products with licenses covering over 42 million devices.

•
Expand within our existing end-customers as we expand to new parts of their network. We expect to grow as our end-customers broaden their use of our solution across wired networks (on-premise), wireless networks (remote and visitor devices), data centers, branch offices, geographies, and public cloud environments.

•
Grow global end-customer base. We have invested significantly, and plan to continue to invest, in our sales organization to drive new end-customer adoption and to introduce our products to new markets. We believe these investments will allow us to pursue new large enterprise opportunities as well as opportunities outside of the United States.

•
Increase sales of our Extended Modules. We are seeing strong demand for our third-party product integrations, or Extended Modules. We will continue to productize these integrations and leverage joint go-to-market efforts with our partners.

•
Expand our presence in the market by leveraging our ecosystem of channel partners. We believe there is a significant opportunity to grow sales through our channel partners, particularly to mid-market enterprises.

Recent Operating Results (Preliminary and Unaudited)
Set forth below are selected preliminary unaudited financial results for the three months ended September 30, 2017. Our consolidated financial statements for the three months ended September 30, 2017 are not yet available. The following information reflects our preliminary estimates with respect to such results based on currently available information and is subject to change. We have provided ranges, rather than specific amounts, for the preliminary results described below primarily because our financial closing procedures for the three months ended September 30, 2017 are not yet complete and, as a result, our final results upon completion of our closing procedures may materially vary from the preliminary estimates.

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017
		Low End of Range	High End of Range
	(In thousands)	(In thousands)
Financial Information
Revenue:
Product	$30,799	$38,500	$39,200
Maintenance and professional services	17,941	24,700	25,200
Total revenue	48,740	63,200	64,400
Loss from operations (1)	(17,003)	(7,800)	(6,600)
Net loss and comprehensive loss (1)	(18,312)	(8,400)	(7,200)
______________________________

(1)
Loss from operations and net loss and comprehensive loss includes $3.8 million and $3.9 million of stock-based compensation expense for the three months ended September 30, 2016 and 2017, respectively.

•
For the three months ended September 30, 2017, we expect product revenue to be between $38.5 million and $39.2 million, representing an estimated increase of approximately 25% to 27% as compared to product revenue of $30.8 million for the three months ended September 30, 2016. The year-over-year increase in product revenue was primarily driven by increased sales to new and existing customers.

•
For the three months ended September 30, 2017, we expect maintenance and professional services revenue to be between $24.7 million and $25.2 million, representing an estimated increase of approximately 38% to 40% as compared to maintenance and professional services revenue of $17.9 million for the three months ended September 30, 2016. The year-over-year increase in maintenance and professional services revenue was primarily driven by an increase in new sales activities and continued sales to our existing customer base.

•
For the three months ended September 30, 2017, we expect loss from operations to be between $7.8 million and $6.6 million, as compared to loss from operations of $17.0 million for the three months ended September 30, 2016. The decrease in loss from operations is driven by higher revenues offset by slower growth in operating expenses.

•
For the three months ended September 30, 2017, we expect net loss and comprehensive loss to be between $8.4 million and $7.2 million, as compared to net loss and comprehensive loss of $18.3 million for the three months ended September 30, 2016. The decrease in net loss and comprehensive loss is primarily a result of the decrease in our loss from operations.

The information above is based on preliminary unaudited information and management estimates for the three months ended September 30, 2017, is not a comprehensive statement of our financial results, and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. While we have not identified any unusual or unique events or trends that occurred during the period that might materially affect these preliminary estimates, our actual results for the three months ended September 30, 2017 will not be available until after this offering is completed. Further, our actual results may differ materially from our preliminary estimates and are not necessarily indicative of the results to be expected for the remainder of 2017 or any future period as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Forward-Looking Statements.” Accordingly, you should not place undue reliance upon these preliminary estimates. These preliminary estimates have been prepared by and are the responsibility of management. These preliminary estimates have not been subject to a review or any other form of assurance by our independent registered public accounting firm.
Risks Related to Our Business
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties;

•	Our revenue growth in recent periods may not be indicative of our future performance;

•	We have a history of losses and may be unable to achieve or maintain profitability in the future;

•
If we are unable to increase sales of our solution to large organizations and government agencies, while mitigating the risks associated with serving such end-customers, our business, financial position, and results of operations may suffer;

•
Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our results of operations will be harmed;

•
If we are unable to increase market awareness of our company and our products or fail to successfully promote or protect our brand, our competitive market position and revenue may not continue to grow or may decline;

•	We operate in a highly competitive market and competitive pressures from existing and new companies may adversely impact our business and results of operations;

•
If we are unable to successfully expand our sales force while maintaining sales productivity, sales of our products, maintenance, and professional services and the growth of our business and financial performance could be harmed;

•	Our end-customers’ purchasing cycles may cause fluctuations in our revenue; and

•	Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.
Corporate Information
We were incorporated in Delaware in April 2000. Our principal corporate offices are located at 190 West Tasman Drive, San Jose, California 95134. Our main telephone number is (408) 213-3191. Our website is www.forescout.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Several trademarks and trade names appear in this prospectus. “ForeScout” and “CounterACT” are the exclusive properties of ForeScout Technologies, Inc., are registered with the U.S. Patent and Trademark Office, and may be registered or pending registration in other countries. Solely for convenience, the trademarks referred to in this prospectus are listed without the ®, (TM) and (sm) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks. Other trademarks and trade names are used in this prospectus, which identify other entities claiming the marks and names of their products. We disclaim proprietary interest in such marks and trade names of others. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.
Implications of Being an Emerging Growth Company
The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as “emerging growth companies.” We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company.
In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
See the section titled “Risk Factors—Risks Related to Owning Our Common Stock and This Offering—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors” for certain risks related to our status as an emerging growth company.

THE OFFERING

Common stock offered by us	5,280,000 shares
Option to purchase additional shares of common stock from us	792,000 shares
Common stock to be outstanding immediately after this offering
37,013,806 shares (37,805,806 shares, if the underwriters exercise their option to purchase additional shares in full), including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share.

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $104.5 million (or approximately $120.7 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets for us and our stockholders, obtain additional capital and increase our visibility in the marketplace. We intend to use the net proceeds from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. We may use a portion of the net proceeds from this offering to fully repay our term loan under our credit facility, which, as of June 30, 2017, had an outstanding balance of $26.3 million. Concurrent with the final payment of our term loan, we will be required to make an additional payment of $825,000 under our credit facility. We may use some of the net proceeds from this offering to satisfy a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of our outstanding restricted stock units. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. See the section titled “Use of Proceeds” for additional information.

NASDAQ trading symbol	“FSCT”
The number of shares of our common stock that will be outstanding immediately after this offering is based on 31,733,806 shares of our common stock outstanding as of June 30, 2017 (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share), and excludes:

•
233,023 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $6.62 per share;

•	no shares of our common stock issuable pursuant to warrants to purchase shares of our common stock outstanding as of June 30, 2017, based on the initial public offering price of $22.00 per share;

•
292,862 shares of our common stock issuable upon the exercise of warrants to purchase shares of our redeemable convertible preferred stock outstanding as of June 30, 2017, each with an exercise price of $6.00 per share;

•
9,465,209 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $10.40 per share;

•	2,486,008 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2017;

•	175,844 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2017, with a weighted-average exercise price of $19.78 per share;

•	549,965 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2017; and

•	5,946,835 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

–	3,800,000 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

–	800,000 shares of our common stock reserved for future grant or issuance under our Employee Stock Purchase Plan, or ESPP; and

–
1,346,835 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of June 30, 2017, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan.

Our 2017 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”
Except as otherwise indicated, all information in this prospectus assumes:

•
the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	a 1-for-2 reverse stock split of our common stock and redeemable convertible preferred stock effected on October 16, 2017;

•
the conversion of all shares of our redeemable convertible preferred stock (other than our Series G redeemable convertible preferred stock), outstanding as of June 30, 2017, into an aggregate of 21,443,822 shares of common stock immediately prior to the completion of this offering;

•
the conversion of 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock into an aggregate of 3,926,794 shares of common stock immediately prior to the completion of this offering, based on the initial public offering price of $22.00 per share;

•
the automatic conversion or termination of all outstanding warrants exercisable for shares of our redeemable convertible preferred stock as of June 30, 2017 into warrants exercisable for shares of common stock upon the completion of this offering;

•	no exercise of outstanding stock options or warrants or the settlement of outstanding RSUs subsequent to June 30, 2017; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DATA
The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP.
The summary consolidated statements of operations data for each of the years in the three-year period ended December 31, 2016 is derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2016 and 2017 and the summary balance sheet data as of June 30, 2017 are derived from our unaudited interim consolidated financial statements presented elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of our financial position and operating results for these periods. Our historical results are not necessarily indicative of the results we expect in the future, and our results for interim periods are not necessarily indicative of the results that may be expected for the entire year or any other period.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$40,947	$71,264	$98,655	$38,062	$44,697
Maintenance and professional services	30,166	54,695	68,186	30,609	45,862
Total revenue	71,113	125,959	166,841	68,671	90,559
Cost of revenue:
Product (1)	10,654	16,161	21,678	7,191	9,916
Maintenance and professional services (1)	11,222	16,961	26,571	12,359	16,974
Total cost of revenue	21,876	33,122	48,249	19,550	26,890
Total gross profit	49,237	92,837	118,592	49,121	63,669
Operating expenses:
Research and development (1)	12,302	17,772	31,490	13,843	21,649
Sales and marketing (1)	56,391	70,269	127,815	58,557	69,558
General and administrative (1)	21,078	22,874	30,731	15,114	18,117
Total operating expenses	89,771	110,915	190,036	87,514	109,324
Loss from operations	(40,534)	(18,078)	(71,444)	(38,393)	(45,655)
Interest expense	(2,749)	(2,745)	(2,577)	(1,370)	(663)
Other expense, net	(433)	(488)	(607)	(128)	(226)
Change in fair value of warrant liabilities	303	(8,249)	1,104	603	(342)
Gain on warrant exercise	—	2,628	—	—	—
Loss before income taxes	(43,413)	(26,932)	(73,524)	(39,288)	(46,886)
Income tax provision	575	328	1,250	360	809
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Pro forma net loss attributable to common stockholders, basic and diluted (unaudited)			$(74,774)		$(47,695)
Net loss per share, basic and diluted (2)	$(0.91)	$(6.61)	$(13.33)	$(7.30)	$(7.98)
Weighted-average shares used to compute net loss per share, basic and diluted (2)	2,439,328	4,121,852	5,609,187	5,432,394	5,977,899
Pro forma net loss per share, basic and diluted (unaudited)(2)			$(2.41)		$(1.52)
Pro forma weighted-average shares used to compute net loss per share, basic and diluted (unaudited)(2)			30,967,614		31,349,678

_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Cost of revenue:
Product	$5	$16	$30	$10	$41
Maintenance and professional services	125	391	1,123	492	644
Research and development	441	1,101	2,311	1,032	1,413
Sales and marketing	1,075	2,245	8,084	4,926	3,266
General and administrative	3,476	4,959	5,286	2,584	2,787
Total	$5,122	$8,712	$16,834	$9,044	$8,151

(2)	See Note 11 in the Notes to our Consolidated Financial Statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of June 30, 2017
	Actual	Pro Forma(1)(2)	Pro Forma as Adjusted(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,535	$72,535	$179,684
Working capital, excluding deferred revenue	56,529	56,529	163,678
Total assets	140,674	140,674	245,211
Total deferred revenue	117,527	117,527	117,527
Warrant liabilities	5,216	—	—
Redeemable convertible preferred stock, par value of $0.001 per share; 18,761,847 shares authorized, 18,468,917 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	283,854	—	—
Total stockholders’ (deficit) equity	(346,959)	(57,889)	46,648
_____________________

(1)
The pro forma column in the consolidated balance sheet data table above reflects the conversion of all outstanding shares of our redeemable convertible preferred stock into 21,443,822 shares of common stock (other than our Series G redeemable convertible preferred stock), the related reclassification of the redeemable convertible preferred stock and warrant liabilities to additional paid-in capital, and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on June 30, 2017. As of June 30, 2017, the Company had a total of 1,842,048 restricted stock units outstanding with a performance condition dependent upon an IPO or a change in control. If an IPO or a change in control had occurred as of June 30, 2017, the Company would have recorded stock-based compensation expense of approximately $10.9 million.

(2)
The pro forma column in the consolidated balance sheet data table above reflects the conversion of 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock as of June 30, 2017 into 3,926,794 shares of common stock, which conversion will occur immediately prior to the completion of this offering, based on the initial public offering price of $22.00 per share.

(3)
The pro forma as adjusted column in the consolidated balance sheet data above gives effect to the pro forma adjustments described above and the sale of 5,280,000 shares of common stock by us in this offering, based on the initial public offering price of $22.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Other Financial Measures

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Net cash (used in) provided by operating activities	$(7,840)	$3,397	$(38,291)	$(9,984)	$1,250
Adjusted operating loss (non-GAAP)(1)	(35,412)	(9,366)	(54,610)	(29,349)	(37,504)
Free cash flow (non-GAAP)(2)	(9,558)	640	(60,297)	(24,088)	(1,544)
_____________________

(1)
We define adjusted operating loss, a non-GAAP financial metric, as loss from operations excluding stock-based compensation expense. For more information about our adjusted operating loss and a reconciliation of our adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information.

(2)
We define free cash flow, a non-GAAP financial metric, as cash (used in) provided by operating activities less purchases of property and equipment. For more information about our free cash flow and a reconciliation of our free cash flow to cash flow (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, see the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all of the other information contained in this prospectus, including the sections titled “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before making a decision to invest in our common stock. Any of the following risks, if realized, could have a material adverse effect on our business, results of operations, prospects, and financial condition, and could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or deemed to be material by us may impair our operations and performance.
Risks Related to Our Business
As a result of recent changes in our market, sales organization, and go-to-market strategy, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties.
Although we were founded in 2000 and launched ForeScout CounterACT in 2006, much of our growth has occurred in recent periods. Our growth reflects a number of macro changes impacting the security market, particularly through Bring Your Own Device, or BYOD, initiatives and the emergence of the Internet of Things, or IoT, both of which have contributed to a significant increase in the number of unmanaged devices accessing IT networks and resulted in growing demand for our products. To address this demand, we have made substantial investments in our sales force, which has almost tripled the size of our quota-bearing sales representatives from the beginning of 2015 to June 30, 2017. In addition, we have also recently begun to focus on building relationships with potential Alliance Partners, such as FireEye, Inc., or FireEye, to utilize their sales force resources to reach new end-customers. As a result of these recent changes in our market, sales organization and go-to-market strategies, coupled with our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and will continue to encounter risks and uncertainties frequently encountered by rapidly growing companies in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to developments in the security market, our results of operations and financial results could differ materially from our plans and forecasts. If we are unable to achieve our key objectives, our business and results of operations will be adversely affected and the fair market value of our common stock could decline.
Our revenue growth rate in recent periods may not be indicative of our future performance.
Our revenue growth rate in recent periods should not be viewed as an indication of our future performance. For the years ended December 31, 2014, 2015, and 2016, our revenue was $71.1 million, $126.0 million, and $166.8 million, respectively, representing year-over-year growth of 77% and 32%, respectively. For the six months ended June 30, 2016 and 2017, our revenue was $68.7 million and $90.6 million, respectively, representing period-over-period growth of 32%. We may not achieve similar revenue growth rates in future periods. Factors that could impact our ability to increase our revenue include our ability to increase the size or efficiency of our sales force, which has expanded rapidly in recent years, our ability to achieve repeat purchases by existing end-customers, and the extent to which we are successful in securing large scale deployments, particularly among Global 2000 enterprises and public sector organizations. If we are unable to maintain consistent revenue or revenue growth, our stock price could experience volatility, and our ability to achieve and maintain profitability could be adversely affected.
We have a history of losses and may be unable to achieve or maintain profitability in the future.
We have incurred significant net losses in each year since our inception, including net losses of $44.0 million, $27.3 million, and $74.8 million for the years ended December 31, 2014, 2015, and 2016, respectively, and net losses of $39.6 million and $47.7 million for the six months ended June 30, 2016 and 2017, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. We expect our operating expenses to increase over the next several years as we continue to expend substantial financial resources on, among other things, expanding and improving the functionality of our solution through the addition of new ForeScout Extended Modules, investments in research and development and sales and marketing, and the hiring of additional employees. The return on these investments, if any, will only be realized over time and may not result in increased revenue commensurate with increases in our expenses, or at all.

In addition, as a public company, we will incur significant accounting, legal, and other expenses that we did not incur as a private company. Achieving profitability will require us to increase revenue, manage our cost structure, and avoid significant liabilities. Revenue growth may slow, revenue may decline, or we may incur significant losses in the future for a number of reasons, including general macroeconomic conditions, increasing competition, a decrease in the growth of the markets in which we operate, the inability to expand our sales force and increase its productivity, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could decline.
If we are unable to increase sales of our solution to large organizations and government agencies, while mitigating the risks associated with serving such end-customers, our business, financial position, and results of operations may suffer.
Our growth strategy is dependent, in part, upon increasing sales of our solution to large organizations and government agencies. Sales to large organizations and government agencies involve risks that may not be present (or that are present to a lesser extent) with sales to smaller entities. These risks include:

•
increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements with us, including, in certain cases, clauses that provide preferred pricing of configurations with similar specifications;

•
more stringent or costly requirements imposed upon us in our maintenance and support contracts with such end-customers, including stricter response times and penalties for any failure to meet maintenance and support requirements (which penalties may include termination of our maintenance and support contracts with such end-customer, or refunds of amounts paid);

•	more complicated and costly implementation processes and network infrastructure;

•
longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that ultimately elects not to purchase our products or purchases fewer products than we anticipated;

•	closer relationships with, and increased dependence upon, large technology companies who offer competitive products and have stronger brand recognition; and

•	increased pressure for pricing discounts.
In addition, because security breaches with respect to larger, high-profile organizations, or government agencies are likely to be heavily publicized and because they are more likely to be targeted by cyberattackers, there is increased reputational risk associated with serving such end-customers. If we are unable to increase sales of our solution and products to large organizations and government agencies while mitigating the risks associated with serving such end-customers, our business, results of operations, prospects, and financial condition may suffer.
Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our results of operations will be harmed.
We have experienced rapid growth over the last several years, which has placed and will continue to place significant demands on our management, administrative, operational, and financial infrastructure. As we have grown, we have had to manage an increasingly larger and more complex array of internal systems and processes to scale all aspects of our business in proportion to such rapid growth, including an expanded sales force, additional end-customer service personnel, and a new corporate headquarters, as well as more complex administrative systems related to managing increased headcount, particularly within our sales force. For instance, from January 1, 2016 to June 30, 2017, our headcount grew from 513 employees to 809 employees, and we expect to continue to expand our headcount following the completion of this offering. Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees, particularly our sales force, and hire, train, and manage new employees as needed.
To manage the domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, as well as our reporting processes and procedures. In addition, we will need to implement more extensive and integrated financial and business information systems, including a new software license management system and a human resource management system. These additional investments will increase our operating costs, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to successfully acquire or implement these or other improvements to our systems and processes in an efficient or timely manner, or once implemented, we may discover deficiencies in their capabilities or effectiveness. We may experience difficulties in managing improvements to our systems and processes or in integrating with third-party technology. In addition, our systems and processes may fail to prevent or detect errors, omissions, or fraud. Our failure to improve our systems and processes, or their failure to operate effectively and in the intended manner, may result in the disruption of our current operations and end-customer relationships, our inability to manage the growth of our business and our inability to accurately forecast and report our revenue, expenses and earnings, any of which may materially harm our business, results of operations, prospects, and financial condition.
If we are unable to increase market awareness of our company and our solution, or fail to successfully promote or protect our brand, our competitive market position and revenue may not continue to grow or may decline.
Market awareness of the value proposition of our solution will be essential to our continued growth and our success. If our marketing efforts are unsuccessful in creating market awareness of our company and our solution, then our business, results of operations, prospects, and financial condition will be adversely affected, and we will not be able to achieve sustained growth.
Moreover, due to the intensely competitive nature of our market, we believe that building and maintaining our brand and reputation is critical to our success and that the importance of positive brand recognition will increase as competition in our market further intensifies. While we believe that we are successfully building a well-established brand and have invested and expect to continue to invest substantial resources to promote and maintain our brand, both domestically and internationally, there can be no assurances that our brand development strategies will enhance our reputation or brand recognition or lead to increased revenue.
Furthermore, an increasing number of independent industry analysts and researchers, such as Gartner, Inc., International Data Corporation, and Forrester Research, Inc., regularly evaluate, compare, and publish reviews regarding the functionality of security products and services, including our solution. The market’s perception of our solution may be significantly influenced by these reviews. We do not have any control over the content of these independent industry analysts and researchers’ reports, and our reputation and brand could be harmed if they publish negative reviews of our solution or do not view us as a market leader. The strength of our brand may also be negatively impacted by the marketing efforts of our competitors, which may include incomplete, inaccurate, and misleading statements about us, or our products and services. If we are unable to maintain a strong brand and reputation, sales to new and existing end-customers could be adversely affected, and our financial performance could be harmed.
We operate in a highly competitive market, with certain competitors having greater resources than we do, and competitive pressures from existing and new companies may adversely impact our business, results of operations, prospects, and financial condition.
The market in which we compete is highly fragmented, intensely competitive, and evolving in response to changes in the threat landscape and corporate network security infrastructures. We expect competition to intensify in the future as existing competitors bundle new and more competitive offerings with their existing products and services, and as new market entrants introduce new products into the security market. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses, and our failure to increase, or the loss of, market share, any of which could seriously harm our business, results of operations, prospects, and financial condition. If we do not keep pace with product and technology advances and otherwise keep our products and services competitive, there could be a material and adverse effect on our competitive position, revenue, and prospects for growth.
Our competitors and potential competitors include large networking vendors such as Cisco Systems, Inc., or Cisco, and HP Enterprise Company that may emulate or integrate features similar to ours into their own products; independent network security vendors that offer products that claim to perform similar functions to our solution; and small and large companies that offer point solutions that compete with some of the features present in our solution. We may also face competition from highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively as our market grows and IT budgets are increased or created to support next-generation threat protection.
Many of our current and potential competitors, such as Cisco and HP Enterprise Company, have longer operating histories, are substantially larger and have greater financial, technical, research and development, sales and marketing, manufacturing, distribution, and other resources, and greater name recognition. Such competitors also may have well-established relationships with our current and potential end-customers, extensive knowledge of our industry and the market in which we compete and intend to compete, and such competitors may emulate or integrate product features similar to ours into their own products. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion, and sale of their products and services than we can with respect to our products and services. They also may make strategic acquisitions or establish cooperative relationships among themselves or with other providers, thereby increasing their ability to provide a broader suite of products and services, and potentially causing our end-customers to decrease purchases of, or defer purchasing decisions with respect to, our products and services. In addition, some of our larger competitors have substantially broader product offerings and may be able to leverage their relationships with distribution partners and customers based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential end-customers from purchasing our products and services, including by selling at zero or negative margins, product bundling, or offering closed technology solutions. Potential end-customers may also prefer to purchase from their existing vendors rather than a new supplier regardless of product performance or features.  Further, to the extent that one of our competitors acquires, or establishes or strengthens a cooperative relationship with, one or more of our channel partners, it could adversely affect our ability to compete. We may be required to make substantial additional investments in research and development and sales and marketing to respond to these competitive pressures, and we may not be able to compete successfully in the future. Any of the foregoing may limit our ability to compete effectively in the market and adversely affect our business, results of operations, prospects, and financial condition.
If we are unable to successfully expand our sales force while maintaining sales productivity, sales of our products, maintenance, and professional services and the growth of our business and financial performance could be harmed.
We continue to be substantially dependent on our sales force to obtain new end-customers and increase sales to existing end-customers, and we plan to continue to grow our sales force in the future. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth and profitability will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth, particularly in international markets. New sales representative hires require significant training and may require a lengthy on-boarding process before they achieve adequate levels of productivity. Generally, our sales representatives become more productive the longer they are with us, with limited productivity in their first few quarters as they learn to sell our products and participate in field training. As of June 30, 2017, 75% of our sales representatives have been with us for less than two years.
Our recent hires and planned hires may not become productive as quickly as we expect, or at all, and we may be unable to hire or retain a sufficient number of qualified personnel in the markets where we do business or plan to do business. If we are unable to recruit, train, and retain a sufficient number of productive sales personnel, sales of our products, maintenance, and professional services and the growth of our business would be harmed. Additionally, if our efforts to expand our sales force do not result in increased revenue, our results of operations could be negatively impacted due to increased operating expenses associated with an expanded sales force.
Our end-customers’ purchasing cycles may cause fluctuations in our revenue.
Our business is affected by cyclical fluctuations in end-customer spending patterns, which result in some seasonal trends in the sale of our solution. Revenue in our third and fourth fiscal quarters, particularly in the last two weeks of the fourth quarter, is typically stronger due to the calendar year-end. Our public sector end-customers typically end their fiscal years during our third quarter, while many of our other end-customers end their fiscal years during our fourth quarter. Our first and second fiscal quarters typically experience lower sales, with aggregate revenue historically significantly lower in our first fiscal quarter when compared to our third and fourth fiscal quarters. Furthermore, our rapid growth rate over recent years may have made these fluctuations more difficult to detect. If our growth rate slows over time, cyclical variations in our operations may become more pronounced, and our business, results of operations, prospects, and financial condition may be adversely affected.
Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.
As a result of end-customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their quarterly sales objectives, we have historically received a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each fiscal quarter. If expected revenue at the end of any fiscal quarter is delayed for any reason, our revenue for that quarter could fall below our expectations and the estimates of analysts, which could adversely impact our business, results of operations, prospects, and financial condition and cause a decline in the trading price of our common stock. The reasons our expected revenue may be delayed include:

•	the failure of anticipated purchase orders to materialize;

•	our logistics partners’ inability to deliver products prior to fiscal quarter-end to fulfill purchase orders received near the end of the fiscal quarter;

•	our failure to manage inventory to meet demand;

•	our inability to release new products on schedule;

•	any failure of our systems related to order review and processing; or

•	any delays in shipments based on trade compliance requirements.
We are dependent upon lead generation strategies to drive our sales and revenue. If these marketing strategies fail to continue to generate sales opportunities, our ability to grow our revenue will be adversely affected.
We are dependent upon lead generation strategies to generate sales opportunities, such as sponsored events, tradeshows, webinars, and product demonstrations. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. To the extent that targeted leads do not become, or we are unable to successfully attract, end-customers, we will not realize the intended benefits of these marketing strategies, and our ability to grow our revenue will be adversely affected.
Our business depends substantially on our ability to retain end-customers and expand our offerings to them. A decline in our end-customer retention or in our ability to expand sales to existing end-customers could harm our future results of operations.
Many organizations seek security solutions that are among the best available in the industry. For us to maintain or improve our results of operations in an industry that is rapidly evolving and places a premium on market leading solutions, it is important that we retain existing end-customers and that our end-customers expand their use of our products and services. An increasing portion of our revenue is derived from additional sales to our end-customers for both the management of additional existing devices on their networks and the influx of new devices that are added to their networks each day. During the year ended December 31, 2016, approximately 82% of our revenue came from existing end-customers, and it is important for us to increase sales into this base. Our end-customers also have no obligation to renew their maintenance and support contracts with us upon the expiration of the initial maintenance and support contract period, which is typically a one-year or three-year term, and even if end-customers do renew, they may not renew with a similar maintenance and support contract period, or they may renew on terms that are less economically beneficial to us.
Our end-customer retention rates may decline or fluctuate as a result of a number of factors, including the level of our end-customers’ satisfaction with our solution, services and support, our prices and the prices of competing solutions or products, mergers and acquisitions affecting our end-customer base, the effects of global economic conditions, new technologies, changes in our end-customers’ spending levels, and changes in how our end-customers perceive the security threats to their organizations and the importance of our offerings to the security of their organizations.
In addition to increasing sales from our end-customers through sales of additional products, maintenance, and professional services, our sales may increase when end-customers refresh their installed base of our physical appliances, or Physical Appliances, with our latest equipment, replacing older versions of the Physical Appliances that reach the end of their useful life and are no longer supported under service contracts. Our end-customers typically refresh their installed base of our hardware appliance products every five years. Historically, these refresh cycles triggered buying cycles for new versions of our hardware appliances, which typically offer greater capacity and additional features than older versions, as well as new service contracts. If end-customers choose not to replace older versions of our products with newer products supported under our service contracts, our business, results of operations, prospects, and financial condition will be adversely affected. A refresh cycle also creates an opportunity for our competitors to try to displace our existing product deployments at our end-customers, who may be more inclined to consider other product solutions when they otherwise have to replace our existing products that have reached the end of their useful lives. The extent to which end-customers decide to refresh by purchasing products from our current or future competitors, as opposed to purchasing our new products, may significantly impact our current period product revenue, as well as future service revenue.
Our future success depends substantially on our ability to expand our sales to our existing end-customers with solutions we develop or acquire. If we are unable to expand our presence within our end-customer base by expanding the scope of their usage or adopting additional products, our business and revenue will be adversely affected.
If we are unable to attract new end-customers, our revenue growth and profitability will be adversely affected.
To increase our revenue and achieve and maintain profitability, we must regularly add new end-customers. In fiscal 2016, we sold our products to approximately 380 new end-customers. Numerous factors, however, may impede our ability to add new end-customers, including our inability to convert prospective end-customers that have been referred to us by our existing network into end-customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop relationships with resellers, or failure to ensure the effectiveness of our marketing programs. In addition, if prospective end-customers do not perceive our solution to be of superior value and quality, we will not be able to attract the number and types of new end-customers that we are seeking.
Our results of operations may fluctuate significantly, be difficult to predict, and may not meet investor expectations.
Our results of operations have varied significantly in the past and may vary significantly in the future, from period to period due to a number of factors, many of which are outside of our control, including macroeconomic factors. These factors limit our ability to accurately predict our results of operations and include factors discussed throughout this “Risk Factors” section, including the following:

•	macroeconomic conditions in our markets, both domestic and international, as well as the level of discretionary IT spending available to organizations;

•	the timing, size, and mix of orders from, and shipments to, end-customers, including the timing of large orders, and timing of shipments;

•	fluctuation in demand for our products, maintenance, and professional services;

•	evolving conditions in the markets in which we compete;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	our ability to continue to acquire new end-customers and increase our market share;

•	our sales cycles, which may lengthen as the complexity of products and competition in our markets increases and in response to macroeconomic conditions;

•	the level of competition in our markets, including the effect of new entrants, price competition, consolidation, and technological innovation;

•	market acceptance of our products, maintenance, and professional services;

•	any disruption in our channel or termination of our relationship with important channel partners;

•	product announcements, introductions, transitions, and enhancements by us or our competitors, which could result in deferrals of end-customer orders;

•	technological changes in our markets;

•	the quality and level of our execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	the impact of future acquisitions or divestitures;

•	the cost of potential and existing litigation, which could have a material adverse effect on our business;

•	seasonality or cyclical fluctuations in our markets;

•	the need to change our pricing model or make pricing concessions to large end-customers;

•	changes in accounting rules and policies; and

•	the need to recognize certain revenue ratably over a defined period or to defer recognition of revenue to a later period.
Furthermore, a high percentage of our expenses, including those related to overhead, service and maintenance, research and development, sales and marketing, and general and administrative functions are generally fixed in the short term. As a result, if our revenue is less than forecasted, we may not be able to effectively reduce such expenses to compensate for the revenue shortfall and our results of operations will be adversely affected.
Sales to U.S. federal, state, and local government agencies are subject to a number of challenges and risks that may adversely impact our business.
We currently sell our solution to various government agencies, and we may in the future increase sales to government agencies. For example, sales to U.S. federal, state, and local governmental entities accounted for 23%, 23%, and 36%, of our total revenue for the years ended December 31, 2014, 2015, and 2016, respectively, and accounted for 27% and 23% of our total revenue for the six months ended June 30, 2016 and 2017, respectively, and may in the future account for a greater percentage of our total revenue. Sales to such government agencies are subject to certain risks. Selling to governmental entities can be highly competitive, expensive, and time consuming, and can require certification requirements, often requiring significant upfront time and expense without any assurance that these efforts will result in a sale. Additionally, government demand and payment for our products, maintenance, and professional services may be impacted by public sector budgetary cycles and funding authorizations. Funding reductions, budget constraints, or delays may adversely affect public sector demand for our products, maintenance, and professional services. The vast majority of our sales to government agencies are completed through our network of channel partners, and government agencies may have statutory, contractual, or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products, maintenance, and professional services, a reduction of revenue, fines, or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results of operations.
Because we derive substantially all of our revenue and cash flows from one product, ForeScout CounterACT, the failure to achieve increased market acceptance of CounterACT would adversely affect our business, results of operations, prospects, and financial condition.
We derive and expect to continue to generate most of our revenue from our ForeScout CounterACT product and related maintenance and professional services for CounterACT for the foreseeable future. As a result, the market acceptance of CounterACT is critical to our continued success. Demand for CounterACT is affected by a number of factors beyond our control, including continued market acceptance of CounterACT by referenceable accounts for existing and new use cases, the timing of development and release of new products by our competitors, technological change, and growth or contraction in our market. Our inability to expand our sales of CounterACT to existing end-customers or increase our sales of CounterACT to new end-customers would harm our business and results of operations more seriously than if we derived significant revenue from a variety of sources.
Real or perceived defects, errors or vulnerabilities in our products, the misconfiguration of our products, the failure of our products to detect or prevent a security breach, the failure of end-customers to take action on attacks identified by our products, or the failure of our products to detect newly developed devices could harm our reputation and adversely impact our business, results of operations, prospects, and financial condition.
Because our products are complex, they have contained, and may in the future contain, design or manufacturing defects or errors that are not detected before their deployment. Our products also provide our end-customers with the ability to customize a multitude of settings, and it is possible that an end-customer could misconfigure our products or otherwise fail to configure our products in an optimal manner. Such defects, errors, and misconfigurations of our products could cause our products to be vulnerable to security attacks, cause them to fail to secure networks and detect and block threats, or temporarily interrupt the networking traffic of our end-customers. In addition, because the devices and techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until widely deployed, there is a risk that an advanced attack could emerge through a device that our products are unable to detect, particularly devices without IP addresses. Moreover, as our products are adopted by an increasing number of large organizations and governments, it is possible that the individuals and organizations behind cyberattacks will begin to focus on finding ways to defeat our products. If this happens, our products could be targeted by attacks specifically designed to disrupt our business and undermine the perception that our products are capable of providing superior network security, which, in turn, could have a serious impact on our reputation. Any security vulnerability or perceived security vulnerability of our products could materially and adversely affect our business, results of operations, prospects, and financial condition.
If any of our end-customers become infected with malware after using our products, such end-customer could be dissatisfied with our products or perceive that our products failed to perform their intended purpose, regardless of whether our products mitigated the actual harm of malware, blocked the theft of any of such end-customer’s data, or would have blocked such theft if the product had been configured properly. If any of our end-customers experience a security breach, such end-customers and the general public may believe that our products failed even if the cause of the breach is unrelated to the performance of our products. Furthermore, if any organizations or government agencies that are publicly known to use our products are the subject of a cyberattack that becomes publicized, our other current or potential end-customers may believe that our products failed and be inclined to purchase alternative solutions from our competitors. Real or perceived security breaches of our end-customers’ networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity about us, damage to our brand and reputation, decreased sales, increased expenses, and end-customer relations problems.
Furthermore, our existing products are designed to detect existing IP-based devices and may fail to detect newly developed IP-based devices or devices that operate on newly developed protocols for any number of reasons, including our failure to enhance and expand our products and services to reflect industry trends, the advancement of new and existing technologies and new operating environments, the complexity of our end-customers’ network and environment, and the sophistication of malware, viruses, and other threats. To the extent potential end-customers, industry analysts or testing firms believe that the failure of our products to detect certain networked devices indicates that our products or services do not provide significant value, our reputation and business could be harmed. Failure to keep pace with technological changes in the security industry and the threat landscape could adversely affect our ability to protect against security breaches and could cause us to lose end-customers.
Any real or perceived defects, errors, or vulnerabilities in our products, or any other failure of our products to detect devices that introduce threats to an end-customer’s network, could result in:

•	a loss of existing or potential end-customers or channel partners;

•	delayed or lost revenue and harm to our financial condition and results of operations;

•	a delay in attaining, or the failure to attain, market acceptance for new products;

•
the expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work around errors or defects, to address and eliminate vulnerabilities, or to identify and ramp up production with alternative third-party manufacturers;

•	an increase in warranty claims or an increase in the cost of servicing warranty claims, either of which would adversely affect our gross margins;

•	harm to our reputation or brand; or

•	litigation, regulatory inquiries, or investigations that may be costly and further harm our reputation.
Because our products are highly complex and are subject to real or perceived defects, our business is subject to risks related to warranty claims, product returns and product liability.
We may incur significant costs in connection with a product recall and any related indemnification obligations, which could materially and adversely affect our results of operations. In addition, many of our products operate on our internally developed operating system, and any error in the operating system may affect those products. We have experienced in the past, and may continue to experience in the future, errors or quality problems in connection with new products and enhancements to existing products. We expect that errors or quality problems will be found from time to time in our products after commencement of commercial shipments, which could seriously harm our business.
Historically, the amount of warranty claims we have received has not been significant, but there is a risk that errors or problems with the quality of our products could result in material claims in the future. Because our end-customers install our appliances directly into their network infrastructures, any errors, defects, or other problems with our products could negatively impact their networks or other internet users, resulting in financial or other losses to our end-customers. While we typically seek by contract to limit our exposure to such damages, liability limitation provisions in our standard terms and conditions of sale, and those of our channel partners, may not be enforceable under some circumstances as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries or may not fully or effectively protect us from end-customer claims and related liabilities and costs, including indemnification obligations under our agreements with channel partners or end-customers. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could require us to incur costs in connection with litigation, which could divert management’s time and other resources away from our business and could significantly harm the reputation of our business and products.
We rely on revenue from maintenance and professional services, which may decline, and because we recognize revenue from our support and maintenance contracts over the term of the relevant service period, downturns or upturns in sales of our support and maintenance services are not immediately reflected in full in our results of operations.
Our maintenance and professional services revenue accounted for 42%, 43%, and 41% of our revenue during the years ended December 31, 2014, 2015, and 2016, respectively, and accounted for 45% and 51% of our revenue during the six months ended June 30, 2016 and 2017, respectively. Sales of new or renewal service contracts may decline and fluctuate as a result of a number of factors, including our end-customers’ level of satisfaction with our maintenance and support services or our professional services, the prices of our services, and reductions in our end-customers’ spending levels. If our sales of new or renewal maintenance and support contracts or professional services contracts decline, our revenue and revenue growth may decline and our business will suffer. While we typically bill for support and maintenance services upfront, we recognize revenue from support and maintenance services ratably over the contractual service period, which is typically either one or three years. Our professional services revenue is generally recognized as the services are rendered. As a result, much of the service revenue from our maintenance and support contracts that we report each fiscal quarter is the recognition of deferred revenue from maintenance and support contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed maintenance and support contracts in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter but will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our maintenance and support services is not reflected in full in our results of operations until future periods. Also, it is difficult for us to rapidly increase our services revenue through additional sales of maintenance and support services in any period, as revenue from new and renewal maintenance and support contracts must be recognized over the applicable term of the contract. Furthermore, any increase in the average term of our maintenance and support contracts would result in revenue for such contracts being recognized over longer periods of time.
The security market is rapidly evolving and difficult to predict within the increasingly challenging cyberthreat landscape. If the security market does not evolve as we anticipate or if our target end-customers do not adopt our solution, our sales will not grow as quickly as anticipated and our stock price could decline.
We are in a new, rapidly-evolving category within the security market that focuses on providing organizations with enhanced visibility and control over their networks through an agentless and continuous monitoring solution. As such, it is difficult to predict important market trends, including how large the security market will be or when and what products end-customers will adopt. For example, organizations that currently use traditional approaches may believe that these approaches already provide them with sufficient network security. Therefore, they may continue spending their network infrastructure budgets on these products and may not adopt our solution in addition to or in lieu of such traditional products.
The introduction of new products by others, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing products obsolete or make it easier for other products to compete with our products. Moreover, many of our end-customers operate in markets characterized by rapidly changing technologies and cyberthreats, which require them to add numerous devices and adopt increasingly complex network infrastructures, incorporating a variety of hardware devices, software applications, operating systems, and networking protocols. As their technologies and business plans grow more complex, we expect these end-customers to face new and increasingly sophisticated methods of cyberattack. We face significant challenges in ensuring that our solution effectively identifies and responds to these advanced and evolving attacks without disrupting our end-customers’ network performance. Changes in the nature of advanced cyberthreats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in government regulation, compliance standards, or audit requirements that deemphasize the types of visibility, controls, and monitoring that our solution provides would adversely impact demand for our offerings. If solutions such as ours are not viewed by organizations as necessary, or if end-customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenue may not grow as quickly as expected, or may decline, and our business could suffer.
Our future success will depend in part upon our ability to:

•	develop, acquire, and/or maintain competitive products;

•	enhance our products by adding innovative features that differentiate our products from those of our competitors;

•	bring products to market on a timely basis at competitive prices;

•	identify and respond to emerging technological trends in the market; and

•	respond effectively to new technological changes or new product announcements by others.
If the market for network security products does not evolve in the way we anticipate or if organizations do not recognize the benefits our solution offers in addition to or in place of existing network security products, and as a result we are unable to increase sales of our solution to end-customers, then our revenue may not grow as expected or may decline, which could adversely impact our stock price.
Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and the timing of our sales are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.
The decision makers within our end-customers are primarily IT departments that are managing a growing set of user and compliance demands, which increases the complexity of end-customer requirements to be met in the sales cycle. The length of our sales cycle, from identification of an opportunity to delivery of and payment for our products, maintenance, and professional services, typically ranges from six to 12 months but can be longer and may vary significantly from customer to customer, with sales to large organizations and government agencies typically taking longer to complete. To the extent our competitors develop products that our prospective end-customers view as comparable to ours, our average sales cycle may increase.  Additionally, a combination of legal, procurement, development, and IT departments are involved in testing, evaluating, and finally approving purchases, which can also make the sales cycle longer and less predictable. Moreover, sales to large organizations and government agencies, which we target, will contribute to the growth of our revenue and involve challenges that could further increase the complexity and length of our sales cycle, such as complicated certification and bidding processes. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated or have not occurred at all. The loss or delay of one or more large transactions in a quarter could impact our results of operations for that quarter and any future quarters for which revenue from that transaction is delayed.
We may not be able to accurately predict or forecast the timing of sales, which could cause our results to vary significantly. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result we could lose other sales opportunities or incur expenses that are not offset by an increase in revenue, which could harm our business.
If our products do not successfully interoperate with our end-customers’ infrastructure, sales of our products, maintenance, and professional services could be negatively affected, which would harm our business.
Our products must interoperate with our end-customers’ existing or future infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we are unable to successfully manage and interpret new protocol standards and versions or if we encounter problematic network configurations or settings, we may have to modify our software or hardware so that our products will interoperate with our end-customers’ infrastructures and can manage our end-customers’ traffic in the manner intended, which may divert substantial time and resources. If we find defects in the hardware installed with an end-customer, as we have in the past, we will replace the hardware as part of our normal warranty process. If we find errors or bugs in existing software that create problematic network configurations or settings, as we have in the past, we may have to issue software updates as part of our normal maintenance process. Any delays in identifying the sources of problems or in providing necessary modifications to our software or hardware could have a negative impact on our reputation and our end-customers’ satisfaction with our products, maintenance, and professional services and our ability to sell products and services could be adversely affected. In addition, government agencies and other end-customers may require our products to comply with certain additional security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such end-customers or at a competitive disadvantage, which would harm our business, results of operations, prospects, and financial condition.
Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.
The success of our business depends on our ability to protect and enforce our trade secrets, trademarks, copyrights, patents, and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright, and trade secret laws, and through a combination of confidentiality procedures, contractual provisions, and other methods, all of which can offer only limited protection. We have five issued patents in the United States, nine pending U.S. patent applications, two issued foreign counterpart patents and one pending foreign counterpart patent application in non-U.S. jurisdictions, and we plan to file additional patent applications in the future. Our issued patents expire between 2019 and 2033. Valid patents may not issue from our pending applications, and the claims eventually allowed on any patents may not be sufficiently broad to prevent competitors from using technology similar to our patented technology.
Any issued patents may be challenged, invalidated, or circumvented, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. At the time of filing a patent application, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from issuing as patents or invalidate our patents following issuance. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications or pursue patent protection in all countries and jurisdictions in which we do business at a reasonable cost or in a timely manner. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain categories of software patents. As a result, we may not be able to obtain adequate patent protection for our software or effectively enforce any issued patents relating to software.
Many aspects of our business rely on our unpatented or unpatentable proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer, or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors, and end-customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights, which may substantially harm our business. In addition, we cannot assure you that we have entered into such agreements with all parties who may have or have had access to our confidential information, that such agreements will be fully enforceable, or that the agreements we have entered into will not be breached by the counterparty. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. Because we, as a provider of network security solutions, may be an attractive target for computer hackers, we may have a greater risk of unauthorized access to, and misappropriation of, our proprietary information.  Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights, and may not be able to take appropriate steps to mitigate harms resulting from any unauthorized use or infringement.

From time to time, we may need to bring legal action to enforce our patents, trademarks, and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, results of operations, financial condition, and cash flows. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date.
Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business and results of operations.
Patent and other intellectual property disputes are common in the security industry. Some companies in the security industry, including some of our competitors, own large numbers of patents, copyrights, trademarks, and trade secrets, which they may use to assert claims against us or to prevent us from developing certain technologies. Third parties may assert claims of infringement, misappropriation, or other violations of intellectual property rights against us. They may also assert such claims against our end-customers whom our standard license and other agreements obligate us to indemnify against claims that our products infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. As the number of products and competitors in our market increase, the number of products with overlapping functionality may increase, which in turn may result in more claims of infringement, misappropriation, and other violations of intellectual property rights. Further, as we gain an increasingly high profile, the possibility of intellectual property rights claims against us grows.  Any claim of infringement, misappropriation, or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. As an example, in 2012, a non-operating entity brought a patent infringement action against us, which we settled in 2012 for a nominal amount, but which required the payment of legal fees and diverted management’s time and attention.
On October 24, 2017, Network Security Technologies, LLC, or NST, filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that we infringe U.S. Patent Nos. 8,234,705 and 9,516,048.  Based upon our preliminary review of these patents, we believe we have meritorious defenses to NST’s claims and intend to vigorously defend the lawsuit. However, the outcome of any litigation is inherently unpredictable, and as a result of this litigation, we may be required to pay damages or seek a license or other right to continue to deliver an unmodified version of CounterAct, which may not be made available to us at all or which may require us to pay ongoing royalties and comply with unfavorable terms.
While we intend to increase the size of our patent portfolio, the patent portfolios of our most significant competitors and potential competitors are larger than ours. This disparity between our patent portfolio and the patent portfolios of our most significant competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve other non-operating entities or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. Given the competitive nature of the market in which we operate, there is a risk that we are infringing or otherwise violating third-party intellectual property rights.
An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease making, licensing, or using solutions that are alleged to infringe or misappropriate the intellectual property of others;

•	expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful;

•	enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights; or

•	indemnify our partners and other third parties.

Any damages or royalty obligations we may become subject to and any third-party indemnity we may need to provide that result from an adverse outcome could harm our results of operations. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us or at all, and may require significant expense and expenditures. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of these events could seriously harm our business, results of operations, prospects, and financial condition.
We rely on technology that we license from third parties, including software that is integrated with our internally developed software and used with our products.
We rely on technology that we license from third parties, including third-party commercial software and open source software, which is used with certain of our products. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Some of our agreements with our licensors may be terminated for convenience by them.  If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or we will be required to delete this functionality from our software until equivalent, non-infringing technology can be licensed or developed and integrated into our current products. This effort could take significant time (during which we would be unable to continue to offer our affected products or services) and expense and may ultimately not be successful. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters, which could have a material adverse effect on our business, results of operations, prospects, and financial condition.
Our use of open source software could negatively affect our ability to sell our solution, require us to reengineer our products and possibly subject us to litigation.
We use open source software in our products and our development environments and expect to continue to use open source software in the future. Open source software is typically provided without assurances of any kind. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner that is not intended under our policies or monitoring practices, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products quickly with lower development effort and ultimately could result in a loss of sales for us. This could also result in litigation, require us to purchase costly licenses, or require us to devote additional research and development resources to change our products or services, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our offerings or incur additional costs. Although we regulate the use and incorporation of open source software into our products, we cannot be certain that we have, in all cases, incorporated open source software in our products in a manner that is consistent with the applicable open source license terms.
We are dependent on a single third-party manufacturer and a limited number of third-party logistics providers to design and manufacture our products and to fulfill orders for our products.
We depend on a single third-party manufacturer, Arrow Electronics, Inc., to manufacture and develop the hardware for our products. Our reliance on this third-party manufacturer reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs, and product supply and timing. This manufacturer typically fulfills our supply requirements on the basis of individual orders. We do not have a long-term contract with our third-party manufacturer that guarantees capacity, the continuation of particular pricing terms, or the extension of credit limits. Accordingly, it is not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. There are alternative manufacturers that could provide components and manufacture our hardware, as our agreements do not provide for exclusivity or minimum purchase quantities, but the transition and qualification from our single third-party manufacturer to another could be lengthy, costly, and difficult, diverting substantial time and resources from our operations.
We also depend on third-party logistics providers to fulfill orders for our products. Our supply chain partners are not committed to design or manufacture our products, or to fulfill orders for our products, on a long-term basis in any specific quantity or at any specific price. From time to time, we may be required to add new supply chain partner relationships or new manufacturing or fulfillment sites to accommodate growth in orders or the addition of new products. It is time consuming and costly to qualify and implement new supply chain partner relationships and new manufacturing or fulfillment sites, and such additions increase the complexity of our supply chain management. Our ability to ship products to our end-customers could be delayed, and our business and results of operations could be adversely affected if:

•	we fail to effectively manage our supply chain partner relationships;

•	our third-party manufacturer does not meet our development schedules;

•	our third-party manufacturer experiences delays, disruptions, or quality control problems in manufacturing our products;

•	one or more of our third-party logistics providers experiences delays or disruptions or otherwise fails to meet our fulfillment schedules; or

•	we are required to add or replace our third-party manufacturer, third-party logistics providers, or fulfillment sites.
In addition, these supply chain partners have access to certain of our critical confidential information and could wrongly disclose or misuse such information or be subject to a breach or other compromise that introduces a vulnerability or other defect in the products manufactured by our supply chain partners, which risks cannot be fully mitigated. While we take precautions to ensure that our hardware obtained or manufactured by our supply chain partners is inspected, any espionage acts, malware attacks, theft of confidential information, or other malicious incidents perpetrated either directly or indirectly through our supply chain partners, may compromise our system infrastructure, expose us to litigation and associated expenses and lead to reputational harm that could result in a material adverse effect on our financial condition and results of operations. In addition, we are subject to risks resulting from the perception that certain jurisdictions do not comply with internationally recognized rights of freedom of expression and privacy and may permit labor practices that are deemed unacceptable under evolving standards of social responsibility. If manufacturing or logistics in these foreign countries is disrupted for any reason, including natural disasters, IT system failures, military, or government actions or economic, business, labor, environmental, public health, or political issues, or if the purchase or sale of products from such foreign countries is prohibited or disfavored, our business, results of operations, prospects, and financial condition could be adversely affected.
We rely on third-party channel partners to sell our products, maintenance, and professional services. If our partners fail to perform, or if we fail to manage and retain such partners, our ability to sell our products, maintenance, and professional services would be limited, and if we fail to optimize our channel partner model going forward, our results of operations would be harmed.
We market and sell our products, maintenance, and professional services through a direct touch, channel fulfilled model. We currently have over 600 channel partners, including system integrators, value-added resellers, and distributors. During the years ended December 31, 2014, 2015, and 2016, approximately 90%, 80%, and 86%, respectively, of our revenue was attributable to sales fulfilled through our channel partners. For the six months ended June 30, 2016 and 2017, approximately 91% and 90%, respectively, of our revenue was attributable to sales fulfilled through our channel partners. If we lost any of our channel partners, or if any of the channel partners responsible for a significant portion of our business becomes insolvent or suffers a deterioration in its financial or business condition and is unable to pay for our products, our results of operations could be harmed. Although we provide support to these channel partners through our direct sales and marketing activities, we depend upon these partners to generate sales opportunities and to independently manage the sales process for opportunities with which they are involved. In order to increase our revenue, we expect we will need to maintain our existing channel partners and continue to train and support them, as well as add new channel partners and effectively train, support, and integrate them with our sales process. Additionally, our entry into any new markets will require us to develop appropriate channel partners and to train them to effectively address these markets. If we are unsuccessful in these efforts, our ability to grow our business will be limited, and our business, results of operations, prospects, and financial condition will be adversely affected.
Our current system of channel distribution may not prove effective in maximizing sales of our products, maintenance, and professional services. Our products are complex and certain sales can require substantial effort and outlay of cost and resources, either by us or our channel partners. It is possible that our channel partners will be unable or unwilling to dedicate appropriate resources to support those sales. Furthermore, most of our channel partners do not have minimum purchase or resale requirements and may terminate our agreements with only a short notice period or otherwise cease selling our products at any time. If we are unable to develop and maintain effective sales incentive programs for our third-party channel partners, we may not be able to incentivize these partners to sell our products to end-customers and, in particular, to large organizations. They also may market, sell, and support products and services that are competitive with ours and may devote more resources to the marketing, sales, and support of those competitive products. There is no assurance that we will retain these channel partners or that we will be able to add additional or replacement channel partners in the future. The loss of one or more of our key channel partners in a given geographic area could harm our results of operations within that area, as new channel partners typically require extensive training and take several months to achieve acceptable productivity.
We also depend on some of our channel partners and our end-customers’ outsourced IT vendors to deliver professional services for our products. Once our products are deployed within our end-customers’ networks, many of our end-customers depend on the support of our channel partners and their outsourced IT vendors to resolve any issues relating to the implementation and maintenance of our solution. If our channel partners and our end-customers’ outsourced IT vendors do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, our end-customer satisfaction and future sales of our products could be adversely affected.
While we require that our channel partners comply with applicable laws and regulations, they could engage in behavior or practices that expose us to legal or reputational risk.
Managing the supply of our products is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.
Our third-party manufacturer procures components and builds our products based on our forecasts, and we generally do not hold inventory. These forecasts are based on estimates of future demand for our products, which can be adjusted based on historical trends and analysis and for overall market conditions, and we cannot guarantee the accuracy of our forecasts. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue forecasts for components and products that are non-cancelable and nonreturnable.
Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to forecast accurately and effectively manage supply of our products and product components. Supply management remains an increased area of focus as we balance the need to maintain supply levels that are sufficient to ensure competitive lead times against the risk of obsolescence because of rapidly changing technology and end-customer requirements. We accrue for manufacturing cost commitments in excess of our forecasted demand. If we ultimately determine that we have excess supply, we may have to record a reserve for excess manufacturing costs or reduce our prices and write-down inventory, either of which in turn could result in lower gross margins. Alternatively, insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. Additionally, any increases in the time required to manufacture our products or ship products could result in supply shortfalls. If we are unable to effectively manage our supply and inventory, our results of operations could be adversely affected.
Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.
A wide variety of state, federal, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. For instance, in order for our solution to detect devices on a network, our solution gathers and tracks IP addresses to monitor each device on our end-customer’s networks. While we do not have immediate access to these IP addresses and other personal information, we have access to this information from time to time in connection with our maintenance and professional services. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill (both in relation to existing end-customers and prospective end-customers), any of which could harm on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, especially relating to classification of IP addresses, machine identification, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products by current and future end-customers.
In addition, our appliances, when configured by our end-customers, may intercept and examine data in a manner that may subject the use of those appliances to privacy and data protection laws and regulations in those jurisdictions in which our end-

customers operate. Any failure or perceived failure by us or by our products or services to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation or adversely affect our ability to sell our products or services in the jurisdiction that has enacted the law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products and services, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products or services operate. This could adversely affect our business, results of operations, prospects, and financial condition.
Reduced information technology and network infrastructure spending or adverse economic conditions may harm our business, results of operations, prospects, and financial condition.
Our business depends on the overall demand for information technology, network infrastructure, and network security products. In addition, the purchase of our products and services is often discretionary and may involve a significant commitment of capital and other resources. Currently, most organizations and government agencies have not allocated a fixed portion of their budgets to protect against next-generation advanced cyberattacks. If we do not succeed in convincing end-customers that our products and services should be an integral part of their overall approach to network security and that a portion of their annual IT budgets should be allocated to our solution, general reductions in IT spending by our end-customers are likely to have a disproportionate impact on our business, results of operations, prospects, and financial condition.
Weak global economic conditions, or a reduction in information technology and network infrastructure spending even if economic conditions improve, could adversely impact our business, results of operations, prospects, and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth. In addition, continued budgetary challenges in the United States and Europe and geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions and overall spending on network security products.
The average sales price of our products has decreased from time to time, and may decrease in the future, which may negatively impact our gross profits and results of operations.
From time to time, the average sales price of our products and services has decreased. In the future, it is possible that the average sales price of our products will decrease in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors, or other factors. Such pricing pressures may also be dependent upon the mix of products sold, the mix of revenue between products, maintenance, and professional services and the degree to which products, maintenance, and professional services are bundled and sold together for a package price. Therefore, to achieve and maintain profitability, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so would cause our revenue and gross profits to decline, which would harm our business and results of operations. Furthermore, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and end-customers are willing to pay in those countries and regions. In addition, we may experience substantial period-to-period fluctuations in future results of operations in the event we experience an erosion of our average sales price.
We are dependent on the continued services and performance of our senior management and other key employees, and the loss of any of these key employees or any failure to hire additional key employees could adversely affect our business, results of operations, prospects, and financial condition.
Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer and President, Michael DeCesare, and other key employees to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives and could harm our business and our customer relationships. We do not maintain key man life insurance with respect to any officer or other employee.
Our ability to continue to attract and retain highly skilled personnel will be critical to our future success. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, where we have a substantial presence and need for talent. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they divulged proprietary or other confidential information.

In addition, we issue stock options and other equity awards as a key component of our overall compensation and recruiting and retention efforts. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating existing employees. We are also required under GAAP to recognize compensation expense in our results of operations for employee stock-based compensation under our equity grant programs, which may negatively impact our results of operations and may increase the pressure to limit stock-based compensation. Further, the ability to either exercise those options and for our employees to sell their stock and vested and settled restricted stock units, or RSUs, in a public market after the completion of this offering and after the completion of any applicable lock-up period may lead to a larger than normal turnover rate. Additionally, subject to certain limitations, an aggregate of approximately 0.88 million shares underlying RSUs will vest and settle 181 days following the completion of this offering. Upon the completion of this offering we will recognize a one-time stock-based compensation expense due to the performance condition associated with a substantial portion of our RSUs, outstanding as of June 30, 2017, becoming probable, which we expect to be approximately $10.9 million.
We are dependent on various IT systems, and failures of, or interruptions to, those systems could harm our business.
Many of our business processes depend upon our IT systems, the systems and processes of third parties and on interfaces with the systems of third parties over which we do not have control. If those systems fail or are interrupted, or if our ability to connect to or interact with one or more networks is interrupted, our processes may function at a diminished level or not at all. This would harm our ability to maintain operations and to ship products, and our financial results would likely be harmed. In addition, reconfiguring our IT systems or other business processes in response to changing business needs may be time consuming and costly. To the extent any such reconfiguration were to impact our ability to react timely to specific market or business opportunities, our financial results would likely be harmed.
Governmental regulations affecting the manufacturing of products and that contain “conflict minerals” and the import or export of our products could negatively affect our revenue and may cause reputational harm.
We may be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.  As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo, or the DRC, or adjoining countries. For instance, the Dodd-Frank Act includes disclosure requirements regarding the use of certain minerals mined from the DRC and adjoining countries and procedures pertaining to a manufacturer’s efforts regarding the source of such minerals. Securities and Exchange Commission, or SEC, rules implementing these requirements and other international standards, such as the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, may have the effect of reducing the pool of suppliers who can supply DRC “conflict free” components and parts, and we may not be able to obtain DRC conflict free products or supplies in sufficient quantities for our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. We may also face reputational challenges with our end-customers, stockholders and other stakeholders if we are unable to verify the origins for the minerals used in our products.
In addition, the U.S. government and various foreign governments, including that of Israel, where we have significant research and development operations, have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. If we were to fail to comply with any of these controls or requirements, including U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license or approval for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that our channel partners, who we rely on to fulfill our product orders and deliver our products to our end-customers, comply with all relevant regulations, any failure by us or by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations, and penalties. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm o ur international and domestic sales and adversely affect our revenue. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on export privileges, which would harm our results of operations.
Parts of our research and development activities are located in Israel and, therefore, our results of operations may be adversely affected by political, economic, and military instability in Israel.
Parts of our research and development facilities are located in Israel. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.
Further, our operations could be disrupted by the obligations of personnel to perform military service. As of June 30, 2017, we had 171 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three year period (and in the case of non-officers depending on their specific military commanders or officers, up to 70 or 84 days, respectively, in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, up to 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.
Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.
Our international operations expose us to a variety of risks.
We currently have operations in a number of foreign countries and make sales to end-customers throughout the world. Historically, the majority of our sales are into North America, Latin America, and the Americas. For example, in the years ended December 31, 2014, 2015, and 2016 approximately 24%, 18%, and 17%, respectively, and in the six months ended June 30, 2016 and 2017 approximately 20% and 21%, respectively, of our revenue was derived from outside of the Americas, but we anticipate that our sales in markets outside of the Americas will increase as we grow and expand our international operations and sales force. In addition, we currently perform certain of our research and development and other operations in Israel and in other geographically dispersed locations outside of the United States. Our international operations and sales into international markets require significant management attention and financial resources, and subject us to certain inherent risks, including:

•	technical difficulties and costs associated with product localization;

•	challenges associated with coordinating product development efforts among geographically dispersed areas;

•	potential loss of proprietary information due to piracy, misappropriation, or laws that may inadequately protect our intellectual property rights;

•	greater difficulty in establishing, utilizing, and enforcing our intellectual property rights;

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our limited experience in establishing a sales and marketing presence, and research and development operations, together with the appropriate internal systems, processes, and controls, in certain geographic markets;

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political unrest or economic instability, regulatory changes, war, or terrorism, and other unpredictable and potentially long-term events in the countries or regions where we or our end-customers do business, which could result in delayed or lost sales or interruption in our business operations;

•	longer payment cycles for sales in certain foreign countries;

•	seasonal reductions in business activity in the summer months in Europe and at other times in various countries;

•	the significant presence of some of our competitors in some international markets;

•	potentially adverse tax consequences or changes in applicable tax laws;

•	import and export restrictions and tariffs and other trade protection initiatives;

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potential failures of our foreign employees and channel partners to comply with both U.S. and foreign laws and regulations, including antitrust laws, trade regulations, and anti-bribery and corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA;

•	compliance with foreign laws, regulations, and other government controls, such as those affecting trade, privacy and data protection, the environment, corporations, and employment;

•	management, staffing, legal, and other costs of operating a distributed enterprise spread over various countries;

•	fluctuations in foreign exchange rates, which we currently do not hedge against; and

•	fears concerning travel or health risks that may adversely affect our ability to sell our products and services in any country in which the business sales culture encourages face-to-face interactions.
To the extent we are unable to effectively manage our international operations and these risks, our international sales or operations may be adversely affected, we may incur additional and unanticipated costs, and we may be subject to litigation or regulatory action. As a consequence, our business, results of operations, prospects, and financial condition could be seriously harmed.
Due to the global nature of our business, we could be adversely affected by violations of the U.S. FCPA or similar anti-bribery laws in other jurisdictions in which we operate and various international trade and export laws.
The global nature of our business creates various domestic and local regulatory challenges. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business to non-U.S. officials. In addition, U.S.-based companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which increases our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure you that our employees or other software agents will not engage in prohibited conduct and render us responsible under the FCPA. If we are found to be in violation of the FCPA or other anti-bribery laws (either due to acts or inadvertence of our employees or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.
Third parties may bring legal actions against us.
In the past, third parties have brought legal actions against us and we may, from time to time, be a party to other lawsuits in the normal course of our business. We have incurred costs to defend those lawsuits and related legal proceedings. It is likely that in the future other parties may bring legal actions against us. Such actions, even if without merit, could harm our business. Litigation in general, and intellectual property and securities litigation in particular, can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of any lawsuit could adversely affect our business, results of operations, prospects, or financial condition. Any material litigation or arbitration inevitably results in the diversion of the attention of our management and other relevant personnel. To the extent uninsured, such claims further require us to incur defense costs for us and for parties to whom we may have indemnification obligations. For example, we indemnify our channel partners in response to requests they receive from our end-customers to be indemnified for patent or other intellectual property litigation brought by third parties against our end-customers with regard to our end-customers’ use of products or services sold by our channel partners, including our own products. We also may be required to pay material amounts in settlement costs or damages. Furthermore, if the matter relates to infringement of a third party’s intellectual property, we may be required to enter into royalty or licensing agreements or to develop non-infringing technology, and injunctive relief could be entered against us. End-customer concerns with respect to material litigation can result in delayed or lost sales and reputational damage. Any of the foregoing could seriously harm our business and have a material adverse effect on our business, financial condition and results of operations.
Our operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, or other catastrophic event.
Our business operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, and other events beyond our control, and our sales opportunities may also be affected by such events. In addition, a substantial portion of our facilities, including our headquarters, are located in Northern California, an area susceptible to earthquakes. We do not carry earthquake insurance for earthquake-related losses. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our supply chain, manufacturers, logistics providers, partners, or end-customers or the economy as a whole. Any disruption in the business of our supply chain, manufacturers, logistics providers, partners, or end-customers that impacts sales at the end of a fiscal quarter could have a significant adverse impact on our financial results. To the extent that such events disrupt our business or the business of our current or prospective end-customers, or adversely impact our reputation, such events could adversely affect our business, results of operations, prospects, and financial condition.
If we fail to comply with environmental requirements, our business, results of operations, prospects, financial condition, and reputation could be adversely affected.
Our operations and the sale of our products are subject to various federal, state, local, and foreign environmental and safety regulations, including laws adopted by the European Union, such as the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, and the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, or EU RoHS Directive, of certain metals from global hot spots. The WEEE Directive requires electronic goods producers to be responsible for marking, collection, recycling, and treatment of such products. Changes in the WEEE Directive of the interpretation thereof may cause us to incur additional costs or meet additional regulatory requirements, which could be material.
The EU RoHS Directive and similar laws of other jurisdictions limit the content of certain hazardous materials such as lead, mercury, and cadmium in the manufacture of electrical equipment, including our products. Currently, our products comply with the EU RoHS Directive requirements. However, if there are changes to this or other laws, or to their interpretation, or if new similar laws are passed in other jurisdictions, we may be required to reengineer our products or to use different components to comply with these regulations. This reengineering or component substitution could result in substantial costs to us or disrupt our operations or logistics.
We are also subject to environmental laws and regulations governing the management of hazardous materials, which we use in small quantities in our engineering labs. Our failure to comply with past, present, and future environmental and safety laws could result in increased costs, reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties, third-party property damage, remediation costs and other sanctions, any of which could harm our business and financial condition. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows, and although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis, which may be more stringent, imposing greater compliance costs and increasing risks and penalties associated with violations which could harm our business.

Our gross margin is affected by a number of factors, and we may not be able to sustain it at present levels.
Our gross margin has been and will continue to be affected by a variety of factors, including:

•	market acceptance of our solution and fluctuations in demand for our solution and services;

•	the mix of products and services that we sell;

•	varying discounting rates among end-customers;

•	our ability to increase sales to and retain existing end-customers and to sell to new end-customers;

•	increased price competition and changes in product pricing;

•	actions taken by our competitors;

•	new product innovations and enhancements;

•	manufacturing and component costs;

•	availability of sufficient inventory to meet demand;

•	purchase of inventory in excess of demand;

•	our execution of our strategy and operating plans;

•	geographies in which sales are made; and

•	revenue recognition rules.
Macroeconomic factors and competitive pressures may also require us to lower prices or increase spending, and our business and results of operations may suffer. Even if we achieve our net revenue and operating expense objectives, our net income or loss and results of operations may be below our expectations and the expectations of investors if our gross margin is below expectations.
Our investments in new or enhanced products and services may not yield the benefits we anticipate.
The success of our business is predicated on our ability to develop new products and technologies and to anticipate future market requirements and applicable industry standards. We intend to continue to invest in enhancing our products by adding personnel and other resources to our research and development function. We will likely recognize costs associated with these investments earlier than the anticipated benefits. If we do not achieve the anticipated benefits from these investments, or if the achievement of these benefits is delayed, our business, results of operations, prospects, and financial condition may be adversely affected.
The process of developing new technologies is time consuming, complex, and uncertain, and requires the commitment of significant resources well in advance of being able to fully determine market requirements and industry standards. Furthermore, we may not be able to timely execute new product or technical initiatives because of errors in product planning or timing, technical difficulties that we cannot timely resolve, or a lack of appropriate resources. This could result in competitors bringing products to market before we do and a consequent decrease in our market share and net revenue. Our inability to timely and cost-effectively introduce new products and product enhancements, or the failure of these new products or enhancements to achieve market acceptance and comply with industry standards, could seriously harm our business, results of operations, prospects, and financial condition. Additionally, products and technologies developed by others, and our own introduction of new products and product enhancements, could result in the obsolescence and write-off of previously purchased or committed inventory, which would reduce our net income or increase our net loss.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
Our success will depend, in part, on our ability to grow our business in response to changing technologies, end-customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

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encountering difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel, or operations of a company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition that may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

•	our use of cash to pay for acquisitions, which would limit other potential uses for our cash;

•	if we incur debt to fund an acquisition, such debt may subject us to material restrictions on our ability to conduct our business; and

•	if we issue a significant amount of equity securities in connection with acquisitions, existing stockholders may be diluted and earnings per share may decrease.
The occurrence of any of these risks could have an adverse effect on our business, results of operations, prospects, and financial condition.
We face increased exposure to foreign currency exchange rate fluctuations.
Our sales contracts are primarily denominated in U.S. Dollars, and therefore, the majority of our revenue is not currently subject to foreign currency risk. However, a strengthening of the U.S. Dollar could increase the real cost of our products to our end-customers outside of the United States, which could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners and other partnerships, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected.
We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following this offering, provide a management report on internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.
Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.
We are in the process of designing and implementing the internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act. This process will be time consuming, costly, and complicated. If we are unable to assert that our internal control over financial reporting is effective or when required in the future, if our independent registered public accounting firm issues an adverse opinion on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.
This prospectus includes our internal estimates of the addressable market for our solution. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are subject to a number of assumptions that may not prove accurate. In addition, our internal estimates of the addressable market for network security reflects the opportunity available from all participants and potential participants in the market. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.
If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.
We believe that our corporate culture has been a critical component to our success. We have invested substantial time and resources in building our team. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.
Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.
We are currently generating operating losses and have minimal tax rate uncertainty. When we begin generating operating profit, and fully utilize our net operating losses, or NOLs, forecasts of our effective tax rate will become more complex. As a multinational corporation we conduct our business in many countries and are subject to different taxations in many jurisdictions. The taxation of our business is subject to the application of multiple and conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate will be highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax regulations in each geographic region, the availability of tax credits and carryforwards, and the effectiveness of our tax planning strategies.
In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. If tax authorities challenge the relative mix of our U.S. and international income, our future effective income tax rates could be adversely affected. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for income taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority will not have an adverse effect on our business, results of operations, prospects, and financial condition.
Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.
As of December 31, 2016, we had federal NOLs of $143.7 million, which begin to expire in 2021 if not utilized, and California and other state NOLs of $21.2 million and $56.2 million, respectively, which begin to expire in 2017 if not utilized.

Subject to the following discussion, such NOLs are generally available to be carried forward to offset our future taxable income, if any, until such NOLs are used or expire.
In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50-percentage point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. Similar rules may apply under state tax laws. Based upon an analysis of the period from inception through November 30, 2015, we believe we may have undergone an ownership change and that a portion of our current NOLs may be subject to limitations under Section 382. If we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.
Risks Relating to Owning Our Common Stock and this Offering
Provisions of our corporate governance documents could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.
Our amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law, or the DGCL, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.
These provisions include:

•	the division of our board of directors into three classes and the election of each class for three-year terms;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

•
the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent; and

•
the required approval of holders of at least 66-2/3% of the voting power of the outstanding shares of our capital stock to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws or remove directors for cause.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.”
These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. See the section titled “Description of Capital Stock” for additional information.

Our amended and restated bylaws designate courts in the State of Delaware and in the county of Santa Clara, California as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated bylaws provide that, subject to limited exceptions, a state or federal court located within the State of Delaware or a state or federal court located within the county of Santa Clara, California will be the sole and exclusive forums for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

•	any other action asserting a claim against us or our directors, officers, or employees that is governed by the internal affairs doctrine.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find these provisions of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.
If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Based on the initial public offering price of $22.00 per share, you will experience immediate dilution of $20.74 per share, representing the difference between our as adjusted net tangible book deficit per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 40% of the aggregate price paid by all purchasers of our stock but will own only approximately 14% of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See the section titled “Dilution” for additional information.
Pursuant to our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors has the authority, without stockholder approvals, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Market volatility may affect the price of our common stock and the value of your investment.
Following the completion of this offering, the price of our common stock is likely to be volatile, in part because our shares of common stock have not been previously traded publicly. The initial public offering price was determined by negotiations between us and the representatives for the underwriters. You may not be able to resell your shares of common stock above the initial public offering price and may suffer a loss on your investment. In addition, the price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	actual or anticipated changes or fluctuations in our results of operations and whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in securities analysts’ estimates and expectations of our financial performance;

•	announcements of new products and solutions, services or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

•	general market conditions, including volatility in the market price and trading volume of technology companies in general and of companies in the network security industry in particular;

•	changes in how current and potential end-customers perceive the effectiveness of our solution in protecting against advanced cyberattacks or other reputational harm;

•	sales of large blocks of our common stock, including sales by our executive officers, directors, and significant stockholders;

•	announced departures of any of our key personnel;

•	lawsuits threatened or filed against us or involving our industry, or both;

•	changing legal or regulatory developments in the United States and other countries;

•	general economic conditions and trends; and

•	other events or factors, including those resulting from major catastrophic events, war, acts of terrorism, or responses to these events.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, prospects, and financial condition.
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Prior to this offering, there was no public market for our common stock. Although we have been approved to list our common stock on The NASDAQ Global Market under the symbol “FSCT,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity, and orderliness depends upon the existence of willing buyers and sellers at any given time, and its existence is dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our business could be impacted as a result of actions by activist shareholders or others.
We may be subject, from time to time, to legal and business challenges in the operation of our company due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our board of directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may affect our relationships with our end-customers, prospective and current employees and others.
As a public company, we will become subject to additional laws, regulations, and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.
After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Stock Market, and other applicable securities laws and regulations. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some activities more difficult, time-consuming, or costly. For example, the Exchange Act will require us, among other things, to file annual, quarterly, and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses. These factors may therefore strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 37,013,806 shares of common stock based on the number of shares outstanding as of June 30, 2017, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock effective immediately prior to the completion of this offering (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share). This assumes no exercises of outstanding options after June 30, 2017. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreements described in the section titled “Shares Eligible for Future Sale” of this prospectus. We also intend to file a Form S-8 under the Securities Act to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely resold in the public market, subject to legal or contractual restrictions, such as the lock-up agreements described in the section titled “Underwriters” of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See the section titled “Dividend Policy” for additional information.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.
The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our stock or if our results of operations do not meet their expectations, our share price could decline.
We have broad discretion in the use of the net proceeds that we receive in this offering.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales, and marketing activities, product development, general and administrative matters, and capital expenditures. We may use a portion of the net proceeds from this offering to fully repay our term loan under our credit facility, which, as of June 30, 2017, had an outstanding balance of $26.3 million. Concurrent with the final payment of our term loan, we will be required to make an additional payment of $825,000 under our credit facility. We may use a portion of the net proceeds from this offering to satisfy a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of our outstanding restricted stock units. We may also, in our discretion, use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, prospects, and financial condition could be harmed.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in control.
After the completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 69.4% of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” the negative and plural forms of these words, and other similar terms or expressions that concern our expectations, strategy, plans, or intentions, although not all forward-looking statements contain these identifying words. Examples of forward-looking statements contained in this prospectus include, among others, statements we make regarding:

•	the evolution of the cyberthreat landscape facing enterprises in the United States and other countries;

•	developments and trends in the domestic and international markets for network security products and related services;

•	our expectations regarding the size of our target market;

•	our ability to educate prospective end-customers about our technical capabilities and the use and benefits of our products, and to achieve increased market acceptance of our solution;

•	our beliefs and objectives regarding our prospects and our future results of operations and financial condition;

•	the effects of increased competition in our target markets and our ability to compete effectively;

•	our business plan and our ability to manage our growth effectively;

•	our expectations concerning the productivity of our expanding sales force as our sales representatives become more seasoned;

•
our growth strategy to maintain and extend our technology leadership, expand and diversify our end-customer base, deepen our existing end-customer relationships, and attract and retain highly skilled security professionals;

•	our ability to enhance our existing products and technologies and develop or acquire new products and technologies;

•	our plans to attract new end-customers, retain existing end-customers, and increase our annual revenue;

•	our expectations concerning renewal rates for services and maintenance by existing end-customers and growth of our recurring revenue retention;

•
our expectations regarding our relationships with third parties, including further development of our relationships with our manufacturer, value-added resellers and channel partners, alliance partners, and our technology and distribution partners;

•	our plans to expand our international operations;

•	our expectations regarding future acquisitions of, or investments in, complementary companies, services, or technologies;

•	our ability to continue to generate a significant portion of our revenue from public sector customers;

•
the effects on our business of evolving information security and data privacy laws and regulations, government export or import controls and any failure to comply with the U.S. Foreign Corrupt Practices Act and similar laws;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	fluctuations in our quarterly results of operations and other operating measures;

•	our expectations regarding changes in our cost of revenue, gross margins, and operating costs and expenses;

•	our expectations regarding the portions of our revenue represented by product revenue and maintenance and professional services revenue;

•	our expectations concerning the impact on our results of operations of development of our distribution programs and sales through our channel partners;

•
the impact on our revenue, gross margin, and profitability of future investments in the enhancement of ForeScout CounterACT, ForeScout Enterprise Manager, and ForeScout Extended Modules and expansion of our sales and marketing programs;

•	sufficiency of our existing liquidity sources to meet our cash needs;

•	our potential use of foreign exchange forward contracts to hedge our foreign currency risk; and

•	costs we expect to incur as a public company, including transitional costs to establish our own stand-alone corporate functions.
We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. Important factors that could cause actual results and events to differ materially from those indicated in the forward-looking statements include, among others, those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, neither we, nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.
The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or the occurrence of unanticipated events, except as required by law. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, joint ventures, or investments we may make.

MARKET, INDUSTRY AND OTHER DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information and other statistical data from various third-party sources, including reports we commissioned from International Data Corporation, or IDC, and reports from ABI Research, IDC, and Gartner, Inc., or Gartner. The third parties providing these industry publications, reports, and surveys generally indicate that they have obtained their information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. Furthermore, unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information and data from various sources, including the third parties referenced above, on assumptions that we have made that are based on that information and data, and on our knowledge of the markets for our solution. Although we are not aware of any misstatements regarding any third-party information presented in this prospectus, estimates of third parties, particularly as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our results to differ materially from those expressed in the estimates made by the third parties and by us, and you are cautioned not to give undue weight to such estimates.
The ABI Report appearing in this prospectus consists of:
(1)    ABI Research, Internet of Everything Market Tracker.
The IDC Report that we commissioned appearing in this prospectus consists of:
(1)    IDC, The Business Value of Pervasive Device and Network Visibility and Control with ForeScout, by Robert Ayoub and Matthew Marden, December 2016.
The other IDC Report appearing in this prospectus consists of:
(1)    IDC, Worldwide Endpoint Security Forecast, 2015-2019: The Influence of Specialized Threat Detection.
The Gartner Reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner. Each Gartner Report speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Reports are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. The Gartner Reports appearing in this prospectus consist of:
(1)    Gartner, Forecast: Information Security, Worldwide, 2014 - 2020, 3Q16 Update, by Ruggero Contu, Christian Canales, Sid Deshpande, and Lawrence Pingree.
(2)    Gartner, 2017 Strategic Roadmap for IoT Network Technology, by Leif-Olof Wallin and Tim Zimmerman, January 30, 2017.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of 5,280,000 shares of our common stock in this offering will be approximately $104.5 million, based upon the initial public offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $120.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock, thereby enabling access to the public equity markets by our employees and stockholders, obtain additional capital, and increase our visibility in the marketplace. We intend to use the net proceeds received from this offering primarily for general corporate purposes, including headcount expansion, working capital, sales and marketing activities, product development, general and administrative matters, and capital expenditures. We may use a portion of the net proceeds to fully repay our term loan under our credit facility (including related prepayment penalties, accrued interest, and related fee payments). The term loan, which we entered into for working capital purposes, has an interest rate of 3.25%, matures on December 1, 2020, and had an outstanding balance of $26.3 million as of June 30, 2017. Concurrent with the final payment of our term loan, we will be required to make an additional payment of $825,000 under our credit facility. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions at this time. Our expected uses of the net proceeds from this offering represent our intentions based on our present plans and business conditions. We cannot predict with certainty all of the particular uses for such proceeds or the amounts that we actually will spend on the uses specified above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual application of the net proceeds from this offering will be based on many factors, including our cash flows from operations and the actual and anticipated growth of our business. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.
DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, as well as our capitalization, as of June 30, 2017:

•	on an actual basis;

•
on a pro forma basis, giving effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 25,370,616 shares of common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share), (ii) the conversion of warrants to purchase shares of our redeemable convertible preferred stock into warrants to purchase an aggregate of 292,862 shares of common stock, (iii) the related reclassification of the redeemable convertible preferred stock and warrant liabilities to additional paid-in capital and the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on June 30, 2017, and (iv) stock-based compensation expense of approximately $10.9 million associated with stock options and restricted stock units (RSUs) for which the service condition was satisfied as of June 30, 2017, and which we expect to record upon completion of our initial public offering as an increase to accumulated deficit and additional paid in capital; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments described above and the sale of 5,280,000 shares of common stock by us in this offering, based on the initial public offering price of $22.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Based on the initial public offering price of $22.00 per share, 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock will convert into 3,926,794 shares of common stock at the completion of this offering.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands except share and per share data)
Cash and cash equivalents	$72,535	$72,535	$179,684

Warrant liabilities	5,216	—	—
Redeemable convertible preferred stock, par value of $0.001 per share; 18,761,847 shares authorized,18,468,917 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	283,854	—	—
Stockholders’ (deficit) equity:
Preferred stock, par value of $0.001 per share; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value of $0.001 per share; 50,000,000 shares authorized, 6,099,664 issued and outstanding, actual; 1,000,000,000 shares authorized, 31,733,806 issued and outstanding, pro forma; 1,000,000,000 shares authorized, 37,013,806 shares issued and outstanding, pro forma as adjusted	6	32	37
Additional paid-in capital	94,091	406,869	510,870
Accumulated deficit	(441,056)	(464,790)	(464,259)
Total stockholders’ (deficit) equity	(346,959)	(57,889)	46,648
Total capitalization	$(57,889)	$(57,889)	$46,648
_____________________

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization as of June 30, 2017 would be $195.9 million, $527.1 million, $62.9 million, and $62.9 million, respectively.
The number of shares of our common stock that will be outstanding immediately after this offering is based on 31,733,806 shares of our common stock outstanding as of June 30, 2017 (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share), and excludes:

•
233,023 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $6.62 per share;

•	no shares of our common stock issuable pursuant to warrants to purchase shares of our common stock outstanding as of June 30, 2017, based on the initial public offering price of $22.00 per share;

•
292,862 shares of our common stock issuable upon the exercise of warrants to purchase shares of our redeemable convertible preferred stock outstanding as of June 30, 2017, each with an exercise price of $6.00 per share;

•
9,465,209 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $10.40 per share;

•	2,486,008 shares of our common stock issuable upon the vesting of RSUs outstanding as of June 30, 2017;

•	175,844 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2017, with a weighted-average exercise price of $19.78 per share;

•	549,965 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2017; and

•	5,946,835 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

–	3,800,000 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

–	800,000 shares of our common stock reserved for future grant or issuance under our Employee Stock Purchase Plan, or ESPP; and

–
1,346,835 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of June 30, 2017, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.

Our 2017 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.
Pro forma net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our pro forma net tangible book value as of June 30, 2017 was $(60.5) million, or $(1.91) per share, based on the total number of shares of our common stock outstanding as of June 30, 2017, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock.
After giving effect to the sale by us of 5,280,000 shares of our common stock in this offering at the initial public offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2017 would have been $46.6 million, or $1.26 per share. This represents an immediate increase in pro forma net tangible book value of $3.17 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $20.74 per share to investors purchasing shares of our common stock in this offering at the initial public offering price.
The following table illustrates this dilution:

Initial public offering price per share		$22.00
Pro forma net tangible book value per share as of June 30, 2017, before giving effect to this offering	$(1.91)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	3.17
Pro forma net tangible book value, as adjusted to give effect to this offering		$1.26
Dilution in pro forma net tangible book value per share to new investors in this offering		$20.74
Based on the initial public offering price of $22.00 per share, 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock will convert into 3,926,794 shares of common stock.
If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $1.66 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $20.34 per share.
The following table presents on a pro forma as adjusted basis, as of June 30, 2017, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of shares of our common stock and the average price per share paid or to be paid to us at the initial public offering price of $22.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	31,733,806	86%	$176,112,625	60%	$5.55
New investors	5,280,000	14%	116,160,000	40%	$22.00
Total	37,013,806	100%	$292,272,625	100%
If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own 84% and our new investors would own 16%, respectively, of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 31,733,806 shares of our common stock outstanding as of June 30, 2017 (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share), and excludes:

•
233,023 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $6.62 per share;

•	no shares of our common stock issuable pursuant to warrants to purchase shares of our common stock outstanding as of June 30, 2017, based on the initial public offering price of $22.00 per share;

•
292,862 shares of our common stock issuable upon the exercise of warrants to purchase shares of our redeemable convertible preferred stock outstanding as of June 30, 2017, each with an exercise price of $6.00 per share;

•
9,465,209 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2017, with a weighted-average exercise price of $10.40 per share;

•	2,486,008 shares of our common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding as of June 30, 2017;

•	175,844 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after June 30, 2017, with a weighted-average exercise price of $19.78 per share;

•	549,965 shares of our common stock issuable upon the vesting of RSUs granted after June 30, 2017; and

•	5,946,835 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

–	3,800,000 shares of common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan;

–	800,000 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, or ESPP; and

–
1,346,835 shares of common stock reserved for future issuance under our 2000 Stock Option and Incentive Plan, or the 2000 Plan, as of June 30, 2017, which number of shares will be added to the shares of common stock to be reserved under our 2017 Plan upon its effectiveness, at which time we will cease granting awards under our 2000 Plan.

Our 2017 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder, and our 2017 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2000 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefits and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The selected consolidated statements of operations data for the years ended December 31, 2014, 2015, and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2016 and 2017, and the consolidated balance sheet data as of June 30, 2017 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the consolidated financial statements.
The selected consolidated financial data below should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for the full fiscal year or any period in the future, and our interim results are not necessarily indicative of the results we expect for the full fiscal year or any other period.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$40,947	$71,264	$98,655	$38,062	$44,697
Maintenance and professional services	30,166	54,695	68,186	30,609	45,862
Total revenue	71,113	125,959	166,841	68,671	90,559
Cost of revenue:
Product (1)	10,654	16,161	21,678	7,191	9,916
Maintenance and professional services (1)	11,222	16,961	26,571	12,359	16,974
Total cost of revenue	21,876	33,122	48,249	19,550	26,890
Total gross profit	49,237	92,837	118,592	49,121	63,669
Operating expenses:
Research and development (1)	12,302	17,772	31,490	13,843	21,649
Sales and marketing (1)	56,391	70,269	127,815	58,557	69,558
General and administrative (1)	21,078	22,874	30,731	15,114	18,117
Total operating expenses	89,771	110,915	190,036	87,514	109,324
Loss from operations	(40,534)	(18,078)	(71,444)	(38,393)	(45,655)
Interest expense	(2,749)	(2,745)	(2,577)	(1,370)	(663)
Other expense, net	(433)	(488)	(607)	(128)	(226)
Change in fair value of warrant liabilities	303	(8,249)	1,104	603	(342)
Gain on warrant exercise	—	2,628	—	—	—
Loss before income taxes	(43,413)	(26,932)	(73,524)	(39,288)	(46,886)
Income tax provision	575	328	1,250	360	809
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Pro forma net loss attributable to common stockholders, basic and diluted (unaudited)			$(74,774)		$(47,695)
Net loss per share, basic and diluted (2)	$(0.91)	$(6.61)	$(13.33)	$(7.30)	$(7.98)
Weighted-average shares used to compute net loss per share, basic and diluted (2)	2,439,328	4,121,852	5,609,187	5,432,394	5,977,899
Pro forma net loss per share, basic and diluted (unaudited)(2)			$(2.41)		$(1.52)
Pro forma weighted-average shares used to compute net loss per share, basic and diluted (unaudited)(2)			30,967,614		31,349,678

_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Cost of revenue:
Product	$5	$16	$30	$10	$41
Maintenance and professional services	125	391	1,123	492	644
Research and development	441	1,101	2,311	1,032	1,413
Sales and marketing	1,075	2,245	8,084	4,926	3,266
General and administrative	3,476	4,959	5,286	2,584	2,787
Total	$5,122	$8,712	$16,834	$9,044	$8,151

(2)	See Note 11 in the Notes to our Consolidated Financial Statements for a description of how we calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of December 31,		As of June 30,
	2015	2016	2017
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$126,846	$79,665	$72,535
Working capital, excluding deferred revenue	111,521	90,561	56,529
Total assets	170,870	167,426	140,674
Total deferred revenue	83,459	108,914	117,527
Warrant liabilities	5,978	4,874	5,216
Redeemable convertible preferred stock, par value of $0.001 per share; 18,761,847 shares authorized, 18,468,917 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	279,913	283,854	283,854
Total stockholders’ deficit	$(252,802)	$(308,597)	$(346,959)

Non-GAAP Financial Measures
In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we monitor the non-GAAP financial metrics described below to evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and measure and assess operational efficiencies.
We define adjusted operating loss as loss from operations excluding stock-based compensation expense. We consider adjusted operating loss to be a useful metric for investors and other users of our financial information in evaluating our operating performance because it excludes the impact of stock-based compensation, a non-cash charge that can vary from period to period for reasons that are unrelated to our core operating performance. This metric also provides investors and other users of our financial information with an additional tool to compare business performance across companies and periods, while eliminating the effects of items that may vary for different companies for reasons unrelated to core operating performance.
We define free cash flow as net cash (used in) provided by operating activities less purchases of property and equipment. We consider free cash flow to be an important metric because it measures the amount of cash we use or generate and reflects changes in working capital. While our free cash flow is expected to be negative in the near future, we have historically employed a conservative operating philosophy in terms of use of cash and were free cash flow positive in 2015.
A reconciliation of adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Adjusted operating loss (non-GAAP):
Loss from operations	$(40,534)	$(18,078)	$(71,444)	$(38,393)	$(45,655)
Add: stock-based compensation expense	5,122	8,712	16,834	9,044	8,151
Adjusted operating loss (non-GAAP)	$(35,412)	$(9,366)	$(54,610)	$(29,349)	$(37,504)
A reconciliation of free cash flow to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Free cash flow (non-GAAP):
Net cash (used in) provided by operating activities	$(7,840)	$3,397	$(38,291)	$(9,984)	$1,250
Less: purchases of property and equipment	(1,718)	(2,757)	(22,006)	(14,104)	(2,794)
Free cash flow (non-GAAP)	$(9,558)	$640	$(60,297)	$(24,088)	$(1,544)
Net cash used in investing activities	$(1,995)	$(6,065)	$(22,199)	$(16,296)	$(2,926)
Net cash provided by (used in) financing activities	$30,654	$86,893	$13,309	$3,212	$(5,454)
We use adjusted operating loss and free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate our financial performance with our board of directors.
It is important to note that other companies, including companies in our industry, may not use adjusted operating loss or free cash flow, may calculate these metrics differently, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP metrics as comparative measures.

As a result, our adjusted operating loss and free cash flow should be considered in addition to, not as substitutes for or in isolation from, measures prepared in accordance with GAAP.
We compensate for these limitations by providing investors and other users of our financial information, reconciliations of adjusted operating loss to the corresponding GAAP financial measure, operating loss, and reconciliations of free cash flow to the corresponding GAAP financial measure, cash flow (used in) provided by operating activities. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view adjusted operating loss and free cash flow in conjunction with the corresponding GAAP financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risks, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview
We generate revenue from sales of our products and associated maintenance and professional services. Our products include: ForeScout CounterACT, ForeScout Enterprise Manager, and ForeScout Extended Modules. Our CounterACT and Enterprise Manager products are sold as hardware appliances embedded with our software, or Physical Appliances, or as software only, or Virtual Appliances. We recently started offering, in limited quantities to a small number of large enterprises, CounterAct and Enterprise Manager together as a software-only license, or Enterprise License Software. Our Enterprise License Software is either sold with separate hardware or without hardware, depending on the end-customer’s selection. Our Extended Modules are sold as software add-ons to the CounterACT and Enterprise Manager products. All of our products are sold with a perpetual license. End-customers typically purchase maintenance and professional services when they purchase one or more of our products. Our support and maintenance contracts typically have a one- or three-year term. We offer a portfolio of professional services and extended support contract options to assist with additional deployment and ongoing advanced technical support. We market and sell our products, maintenance, and professional services through a direct touch, channel-fulfilled model. Our direct sales force is responsible for cultivating relationships and selling solutions to enterprise and government accounts globally. We leverage the global breadth and reach of our channel ecosystem, including value-added resellers and distributors, to fulfill orders and sell to our mid-market end-customers.
Our CounterACT products are priced based on the number of devices managed on each Physical or Virtual Appliance. Our largest Physical and Virtual Appliance can manage up to 10,000 devices while our smallest Physical and Virtual Appliance can manage up to 100 devices. Our Enterprise License Software manages a minimum of 100,000 devices and increases the number of managed devices in increments of 100 depending on the end-customer’s requirements. Our Enterprise Manager is priced based on the number of CounterACT Physical and Virtual Appliances managed. Our high-end Enterprise Manager product can manage up to 200 CounterACT Physical and Virtual Appliances while our low-end Enterprise Manager product can manage up to five Physical and Virtual Appliances. Our Extended Modules are sold in units of 100 managed devices today.
Revenue on Physical Appliances and Enterprise License Software sold with separate hardware, or Hardware Products, is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Revenue on Virtual Appliances, Enterprise License Software sold without hardware, and Extended Modules, or Software Products, is recognized at the time of delivery if vendor-specific objective evidence of fair value, or VSOE, is established for all undelivered related items. If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the longest remaining service period, which generally is the support and maintenance term. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional disclosure on our revenue recognition policy.
We have made substantial investments in our sales force in recent periods in order to address the significant enterprise opportunity caused by an increase in unmanaged devices coming onto networks. While we will continue to hire sales personnel, we do not anticipate growing our sales force at the same rate in the future as we intend to gain leverage from our existing sales force as our sales representatives become more productive. In addition, we expect our Alliance Partners to help drive sales of our Extended Modules through joint use cases and go-to-market strategies. Today, we have an Alliance Partner program in place with FireEye, Inc., one of our related parties. See the section titled “Certain Relationships and Related Party Transactions — Relationship with FireEye, Inc.” for additional information.
As of June 30, 2017, we have sold to over 2,500 end-customers in over 70 countries, including 17% of the Global 2000, since our inception. For the years ended December 31, 2014, 2015, and 2016, we sold to 9%, 10%, and 11% of the Global 2000, respectively. For the six months ended June 30, 2016 and 2017, we sold to 8% and 9% of the Global 2000, respectively. Our end-customers represent a broad range of industries, including financial services, government, healthcare, manufacturing, technology, retail, services, and energy.
We have experienced rapid growth in recent periods. For the years ended December 31, 2014, 2015, and 2016, our revenue was $71.1 million, $126.0 million, and $166.8 million, respectively, representing year-over-year growth of 77% and 32%, respectively. For the six months ended June 30, 2016 and 2017, our revenue was $68.7 million and $90.6 million, respectively, representing period-over-period growth of 32%.
Factors Affecting Our Performance
We believe that the growth of our business and our future success are dependent upon many factors, including our ability to sell to existing end-customers, to increase the deal size of the sales to our end-customers, to extend the reach of our sales force footprint to engage more end-customers, and to continue to increase the efficiency by which our sales force engages our end-customers. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our results of operations.
Continued Sales to Existing End-Customers
An increasing portion of our revenue is derived from additional sales to our end-customers. During the year ended December 31, 2016, approximately 82% of our revenue came from existing end-customers, and it is important for us to increase sales into this base. The chart below illustrates the importance of maintaining and growing our existing end-customer base. The chart shows revenue generated from our end-customers beginning from fiscal year 2007, the initial year of purchase for the 2007 end-customer cohort, along with the annual revenue derived from those same end-customers in each year through fiscal 2016. Each colored segment represents a new cohort of end-customers beginning in their initial year of purchase. Repeat buying patterns within our existing end-customer base reflects the persistent need for more of our products to cover an increasing number of devices on our end-customers’ networks. We have served several of our top 20 end-customers for over 10 years and have seen consistent repeat buying by annual end-customer cohort. The average expansion multiple of our top 20 end-customers as of June 30, 2017 was 4.5x from their initial purchase of our products to the total lifetime value of purchases of our products.

Revenue Generated From Annual End-Customer Cohorts

$170
($ in millions)
Pre-2007 End-Customer Cohort
Represents revenue generated from all customers acquired pre-2007
2007 End-Customer Cohort
Represents revenue generated from customers acquired in 2007
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

We believe the net-recurring revenue retention rate on our support and maintenance contracts is an important metric to measure our ability to retain and increase sales to our existing end-customers. We calculate the net-recurring revenue retention rate on support and maintenance contracts as the trailing 12 month annualized value of support and maintenance contracts renewed plus the trailing 12 month annualized value of support and maintenance contracts not subject to renewal because the scheduled expiration date of the multi-year support and maintenance contract falls outside of the 12 month period under measurement plus the annualized value of new support and maintenance contracts from end-customers acquired one year prior, in the aggregate, divided by the aggregate of the trailing 12 months annualized value of support and maintenance contracts scheduled to terminate or renew during the trailing 12 month period plus the trailing 12 month annualized value of support and maintenance contracts not subject to renewal because the scheduled expiration date of the multi-year support and maintenance contract falls outside of the 12 month period under measurement. We believe this metric is an indication of the continuing value we provide to our end-customers because it shows the renewal of their support and maintenance contracts on their existing IP-based devices and the expanded value to our end-customers demonstrated by increases in the number of IP-based devices. Our net-recurring revenue retention rate on support and maintenance contracts as of December 31, 2014, December 31, 2015, December 31, 2016, and June 30, 2017 were 120%, 116%, 127%, and 128%, respectively. A net retention rate over 100% indicates that our products are expanding within our end-customer base, whereas a rate less than 100% indicates that our products are constricting within our end-customer base. Additionally, this calculation includes all changes to the annualized value of the recurring revenue from support and maintenance contracts for the designated set of support and maintenance contracts used in the calculation, which includes scheduled expiration periods, stub periods, changes in pricing, additional products purchased, lost end-customers, early renewals, decreases in the number of Physical or Virtual Appliances, decreases in the number of devices and hardware included in our Enterprise Software License and Extended Modules under contract. This metric does not take into account product revenue or professional services revenue. The annualized value of our support and maintenance contracts is a legal and contractual determination made by assessing the contractual terms with our end-customers. The annualized value of our support and maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period.
Increasing Deal Size of Sales to Our End-Customers
The value realized from our products has led to increased adoption and larger scale deployments. The number of annual end-customer deals over $1 million is increasing. In 2016, we had 28 annual end-customer deals over $1 million, up from 8, 18, and 26 in 2013, 2014, and 2015, respectively. We define an annual end-customer deal as the aggregate billings to an end-customer during a calendar year. In addition, our average deal size with end-customers excluding renewals is increasing. For the year ended December 31, 2016, our average deal size was over $202,000, an increase of 105% over a three-year period. We define the average deal size as the aggregate sales to end-customers during a calendar quarter divided by the number of end-customers purchasing in that quarter, excluding any end-customer for which the total value of their purchases in that quarter were less than five thousand dollars and excluding support and maintenance renewals, as we determined that the majority of this population was comprised of transactions not fundamental to our end-customer group and go-to-market strategy.
Extending the Reach of Our Sales Force Footprint
We have made substantial investments in our sales force in recent periods in order to address the significant enterprise opportunity caused by an increase in unmanaged devices coming onto networks. We have almost tripled the size of our quota-bearing sales representatives from the beginning of 2015 to June 30, 2017. We expect to continue to make substantial investments in our sales force to increase adoption within the Global 2000 and public sector.
Increasing the Efficiency by which Our Sales Force Engages Our End-Customers
We are focused on increasing the efficiency of our sales force. Over the last 12 months, we have increased hiring in sales enablement and marketing, enhanced sales training activities, and implemented company-wide standards for product positioning in order to instill a culture of success and discipline in our sales organization. Our sales strategy depends on attracting top talent from security organizations, expanding our sales coverage, increasing our pipeline of business, and enhancing productivity. We focus on productivity per quota-carrying sales representative across different levels within the sales organization, and the time it takes our sales representatives to reach productivity. We manage our pipeline on a quarterly basis, by sales representative, to ensure sufficient coverage of our bookings targets. Our ability to manage our sales productivity and pipeline are important factors to the success of our business.

Components of Financial Performance
Revenue
We derive revenue from sales of our products, maintenance, and professional services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.
Our revenue is comprised of the following:

•
Product Revenue. Our product revenue is derived from sales of our Physical Appliances, Virtual Appliances, Extended Modules, Enterprise License Software, and hardware sold separately, which is recognized either up-front or ratably depending on the terms of the agreement and the product composition. Hardware Product revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Software Product revenue is recognized at the time of delivery if VSOE is established for all undelivered related items. If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the longest remaining service period, which generally is the support and maintenance term. Beginning on January 1, 2016, we established VSOE for professional services, and support and maintenance on Software Products, except Extended Modules. As a percentage of total revenue, we expect our product revenue to vary from quarter to quarter based on seasonal and cyclical factors.

•
Maintenance and Professional Services Revenue. Our maintenance revenue is derived from support and maintenance contracts with terms that are generally either one or three years. We typically bill for support and maintenance contracts upfront. We recognize revenue from support and maintenance over the contractual service period. Our professional services revenue is generally recognized as the services are rendered. We intend to invest in our professional services organization to improve the time to deliver these services. As a percentage of total revenue, we expect our maintenance and professional services revenue to vary from quarter to quarter based on seasonal and cyclical factors.

Cost of Revenue

•
Cost of Product Revenue. Cost of product revenue primarily consists of costs paid to our third-party contract manufacturer for our Physical Appliances and hardware sold with our Enterprise License Software. Our cost of product revenue also includes allocated costs, shipping costs, and personnel costs associated with logistics. There is no direct cost of revenue associated with our Software Products because Software Products are delivered electronically. We expect our cost of product revenue to fluctuate from quarter to quarter based on product mix; however, over time, we expect our cost of product revenue to decline as a percentage of product revenue primarily due to a shift in product mix towards increased sales of Software Products.

•
Cost of Maintenance and Professional Services Revenue. Cost of maintenance and professional services revenue consists of personnel costs for our global customer support and professional services organization and costs paid to third-party contractors that deliver some of our services. We expect our cost of maintenance and professional services revenue to decline as a percentage of our maintenance and professional services revenue as we expect to scale our customer support organization at a lower growth rate than our anticipated maintenance and professional services revenue growth rate.

Gross Margin
Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the mix of products sold between Hardware Products and Software Products; the mix of revenue between products, maintenance, and professional services; the average sales price of our products, maintenance and professional services; and manufacturing costs. Our gross margins vary by product, with gross margin on our high-end Physical Appliances ranging between 80% and 86% and our low-end Physical Appliances ranging between 59% and 62% for the years ended December 31, 2014, 2015, and 2016 and for the six months ended June 30, 2017. Gross margin on hardware sold with Enterprise License Software ranges between 16% and 20% for the six months ended June 30, 2017. Gross margin on our Software Products was 99% for the years ended December 31, 2014, 2015, and 2016 and for the six months ended June 30, 2017. Our gross margins will fluctuate depending on our product, maintenance and professional services mix and the types of products we sell in a given period. Over time, as Software Products become a greater percentage of product revenue, we expect our gross margins to increase.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation, and with regard to sales and marketing expense, sales commissions.

•
Research and Development. Research and development expense consists primarily of personnel costs. Research and development expense also includes consulting expense and allocated costs including facilities and information technology related costs. We expect research and development expense to increase in the near term in absolute dollars as we continue to invest in our future products and services; however, we expect our research and development expense to decline as a percentage of total revenue in the long term as we scale our research and development organization.

•
Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including commission costs. We expense commission costs as incurred. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, travel costs, professional services, and allocated costs including facilities and information technology related costs. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations; however, we expect our sales and marketing expense to decline as a percentage of total revenue in the long term as we scale our sales and marketing organization.

•
General and Administrative. General and administrative expense consists of personnel costs, professional services, certain non-recurring general expenses, and allocated costs including facilities and information technology related costs. General and administrative personnel include our executive, finance, human resources, and legal organizations. Professional services consist primarily of legal, auditing, accounting, and other consulting costs. We expect general and administrative expense to increase in absolute dollars due to additional costs associated with accounting, compliance, insurance, and investor relations, however, we expect our general and administrative expense to decline as a percentage of total revenue in the long term as we scale our general and administrative organization.

Interest Expense
Interest expense consists of interest on our outstanding indebtedness.
Other Expense, Net
Other expense, net consists primarily of foreign currency exchange losses related to transactions denominated in currencies other than the U.S. Dollar, and interest income earned on our cash and cash equivalents.
Change in Fair Value of Warrant Liabilities
Change in fair value of warrant liabilities includes adjustments to the estimated fair value of the preferred and common stock warrants outstanding. We mark-to-market our warrant liabilities on a quarterly basis, and as such, we will have fluctuations in our consolidated financial statements. We will not have warrant liabilities after the completion of this offering as the redeemable convertible preferred stock warrants outstanding will automatically convert into common stock warrants upon the consummation of this offering, and the common stock warrants that require quarterly fair value measurement will automatically terminate upon consummation of this offering since the initial public offering price is above $17.00 per share.
Gain on Warrant Exercise
Gain on warrant exercise includes gains realized from the exercise of outstanding warrants when the fair value of the warrants exercised was greater than the fair value of the redeemable convertible preferred stock issued.
Provision for Income Taxes
Provision for income taxes consists primarily of foreign income taxes and reserves, withholding taxes, and U.S. state income taxes. We maintain a full valuation allowance for domestic net deferred tax assets. Our foreign deferred tax assets are immaterial.

Results of Operations
The following tables summarize our results of operations for the periods presented in dollars and as a percentage of our total revenue. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Revenue:
Product	$40,947	$71,264	$98,655	$38,062	$44,697
Maintenance and professional services	30,166	54,695	68,186	30,609	45,862
Total revenue	71,113	125,959	166,841	68,671	90,559
Cost of revenue:
Product (1)	10,654	16,161	21,678	7,191	9,916
Maintenance and professional services (1)	11,222	16,961	26,571	12,359	16,974
Total cost of revenue	21,876	33,122	48,249	19,550	26,890
Total gross profit	49,237	92,837	118,592	49,121	63,669
Operating expenses:
Research and development (1)	12,302	17,772	31,490	13,843	21,649
Sales and marketing (1)	56,391	70,269	127,815	58,557	69,558
General and administrative (1)	21,078	22,874	30,731	15,114	18,117
Total operating expenses	89,771	110,915	190,036	87,514	109,324
Loss from operations	(40,534)	(18,078)	(71,444)	(38,393)	(45,655)
Interest expense	(2,749)	(2,745)	(2,577)	(1,370)	(663)
Other expense, net	(433)	(488)	(607)	(128)	(226)
Change in fair value of warrant liabilities	303	(8,249)	1,104	603	(342)
Gain on warrant exercise	—	2,628	—	—	—
Loss before income taxes	(43,413)	(26,932)	(73,524)	(39,288)	(46,886)
Income tax provision	575	328	1,250	360	809
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
_____________________

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Cost of revenue:
Product	$5	$16	$30	$10	$41
Maintenance and professional services	125	391	1,123	492	644
Research and development	441	1,101	2,311	1,032	1,413
Sales and marketing	1,075	2,245	8,084	4,926	3,266
General and administrative	3,476	4,959	5,286	2,584	2,787
Total	$5,122	$8,712	$16,834	$9,044	$8,151

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(As a percentage of total revenue)
Revenue:
Product	58%	57%	59%	55%	49%
Maintenance and professional services	42	43	41	45	51
Total revenue	100	100	100	100	100
Cost of revenue:
Product	15	13	13	10	11
Maintenance and professional services	16	13	16	18	19
Total cost of revenue	31	26	29	28	30
Total gross profit	69	74	71	72	70
Operating expenses:
Research and development	17	14	19	20	24
Sales and marketing	79	56	77	86	77
General and administrative	30	18	18	22	20
Total operating expenses	126	88	114	128	121
Loss from operations	(57)	(14)	(43)	(56)	(51)
Interest expense	(4)	(3)	(2)	(2)	(1)
Other expense, net	—	—	—	—	—
Change in fair value of warrant liabilities	—	(7)	1	1	—
Gain on warrant exercise	—	2	—	—	—
Loss before income taxes	(61)	(22)	(44)	(57)	(52)
Income tax provision	1	—	1	1	1
Net loss and comprehensive loss	(62)%	(22)%	(45)%	(58)%	(53)%
Comparison of the Six Months Ended June 30, 2016 and 2017
Revenue

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenue:
Product	$38,062	$44,697	$6,635	17%
Maintenance and professional services
Support and maintenance	26,336	39,873	13,537	51
Professional services	4,273	5,989	1,716	40
Total maintenance and professional services	30,609	45,862	15,253	50
Total revenue	$68,671	$90,559	$21,888	32
Product revenue increased $6.6 million, or 17%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to a $4.8 million increase in Physical Appliances revenue, $4.7 million of Enterprise License Software revenue, and $1.5 million of revenue from hardware sold with Enterprise License Software, offset by a $3.2 million decrease in Virtual Appliances revenue due to a shift in purchases to our Enterprise License Software, which we recently started offering to a limited number of large enterprises, and $1.2 million decrease in Extended Module revenue that was previously recognized ratably and has been fully recognized prior to the six months ended June 30, 2017.
Maintenance and professional services revenue increased $15.3 million, or 50%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. $9.5 million of the increase in maintenance and professional services revenue was attributed to support and maintenance contract value associated with an initial product sale, $4.1 million was attributed to support and maintenance contracts that were renewals, and $1.7 million was attributed to increased sales of professional services.
Cost of Revenue

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenue:
Product	$7,191	$9,916	$2,725	38%
Maintenance and professional services	12,359	16,974	4,615	37
Total cost of revenue	$19,550	$26,890	$7,340	38
Total cost of revenue increased $7.3 million, or 38%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.
Product cost of revenue increased $2.7 million, or 38%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 due to a higher volume of Hardware Products sold, consisting of $1.2 million of Physical Appliances and $1.3 million of hardware sold with Enterprise License Software.
Maintenance and professional services cost of revenue increased $4.6 million, or 37%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 due to increases in personnel costs related to increasing headcount in our customer support and professional services organization. From June 30, 2016 to June 30, 2017, we increased our customer support and professional services organization’s headcount by 25%.
Gross Profit and Gross Margin

	Six Months Ended June 30,
	2016		2017		Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(Dollars in thousands)
Gross profit:
Product	$30,871	81%	$34,781	78%	$3,910	(3)%
Maintenance and professional services	18,250	60	28,888	63	10,638	3
Total gross profit	$49,121	72	$63,669	70	$14,548	(2)
Gross profit increased by $14.5 million, or 30%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The increase in gross profit is consistent with the increases in our revenue and cost of revenue.
Gross margin decreased by 2% for the six months ended June 30, 2017 compared to the six months ended June 30, 2016. The decline of 3% in product margin was driven by a shift in product revenue mix with increased sales of Hardware Products as compared to Software Products. The increase of 3% in maintenance and professional services margin was driven by a shift in service mix with increased sales of support and maintenance compared to professional services.

Operating Expenses

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$13,843	$21,649	$7,806	56%
Sales and marketing	58,557	69,558	11,001	19
General and administrative	15,114	18,117	3,003	20
Total operating expenses	$87,514	$109,324	$21,810	25
Research and development expense increased $7.8 million, or 56%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to an increase in personnel costs of $5.6 million, due to an increase in headcount of 24%, and an increase in facilities costs of $739,000.
Sales and marketing expense increased $11.0 million, or 19%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to an increase in personnel costs of $7.5 million, due to an increase in headcount of 12%, an increase of $1.5 million in commission expense driven by higher sales, and an increase in travel and entertainment costs of $2.6 million, offset by a decrease in stock compensation expense of $1.7 million of which $2.3 million was related to stock modifications that occurred during the six months ended June 30, 2016 resulting from accelerated vesting of stock options for three employees upon termination of their employment with us. No similar transactions occurred during the six months ended June 30, 2017.
General and administrative expense increased $3.0 million, or 20%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to an increase in personnel costs of $2.4 million, due to an increase in headcount of 20%, and an increase of $973,000 in professional fees primarily related to consulting fees. The increase is offset by a $1.3 million settlement payment to a technology partner during the six months ended June 30, 2016 to settle a contract dispute following the cancellation of such technology partner’s contract with us. No similar transactions occurred during the six months ended June 30, 2017.
If the initial public offering had occurred on June 30, 2017, we would have recognized $10.9 million of stock-based compensation expense for all stock options and RSUs with a performance condition that had satisfied the service-based vesting condition on that date, and would have approximately $23.6 million of unrecognized compensation cost, which is expected to be recognized over a weighted-average period of approximately 1.8 years. The amount of the charge to be recognized at the completion of the initial public offering will be based on the number of vested shares subject to RSUs at the completion of the offering.
Interest Expense

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Interest expense	$(1,370)	$(663)	$707	(52)%
Interest expense decreased $707,000, or 52%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to the lower fixed interest rate per annum associated with our amended and restated loan and security agreement entered into on December 22, 2016, compared to our previous loan and security agreement which was paid off on December 1, 2016.

Other Expense, Net

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Other expense, net	$(128)	$(226)	$(98)	77%
Other expense, net increased $98,000, or 77%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to the decrease in interest income driven by short-term investments held during 2016.
Change in Fair Value of Warrant Liabilities

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Change in fair value of warrant liabilities	$603	$(342)	$(945)	(157)%
Change in fair value of warrant liabilities decreased $945,000, or 157%, for the six months ended June 30, 2017 compared to the six months ended June 30, 2016, primarily due to the changes in the estimated fair value of our outstanding redeemable convertible preferred stock warrants and common stock warrants. During the six months ended June 30, 2016, there was a decrease in the estimated fair value of our redeemable convertible preferred stock warrants of $603,000, compared to an increase in the estimated fair value of our redeemable convertible preferred stock warrants of $342,000 during the six months ended June 30, 2017. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for factors considered in the fair value determination of our redeemable convertible preferred stock warrants and common stock warrants.
Provision for Income Taxes

	Six Months Ended June 30,
	2016	2017	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Provision for income taxes	$360	$809	$449	125%
Effective tax rate	(0.9)%	(1.7)%
We recorded an income tax provision for the six months ended June 30, 2017 due to foreign income taxes, income tax reserves and U.S. state minimum taxes. The increase in the provision for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was primarily due to an increase in income tax reserves related to a statutory income tax and withholding tax audit.

Comparison of the Years Ended December 31, 2015 and 2016
Revenue

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenue:
Product	$71,264	$98,655	$27,391	38%
Maintenance and professional services
Support and maintenance	46,438	59,189	12,751	27
Professional services	8,257	8,997	740	9
Total maintenance and professional services	54,695	68,186	13,491	25
Total revenue	$125,959	$166,841	$40,882	32
Product revenue increased $27.4 million, or 38%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to a $15.6 million increase in Physical Appliances revenue, an $8.8 million increase in Virtual Appliances revenue, and a $2.9 million increase in Extended Module revenue.
Maintenance and professional services revenue increased $13.5 million, or 25%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. $4.9 million of the growth was attributed to support and maintenance contract value associated with an initial product sale, $7.9 million was attributed to support and maintenance contracts that were renewals, and $740,000 was attributed to increased sales of professional services.
Cost of Revenue

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenue:
Product	$16,161	$21,678	$5,517	34%
Maintenance and professional services	16,961	26,571	9,610	57
Total cost of revenue	$33,122	$48,249	$15,127	46
Total cost of revenue increased $15.1 million, or 46%, for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Product cost of revenue increased $5.5 million, or 34%, for the year ended December 31, 2016 compared to the year ended December 31, 2015 due to a higher volume of Physical Appliances sold.
Maintenance and professional services cost of revenue increased $9.6 million, or 57%, for the year ended December 31, 2016 compared to the year ended December 31, 2015 due to increases in personnel costs related to increasing headcount. From December 31, 2015 to December 31, 2016, we increased our customer support and professional services organization’s headcount by 70%.

Gross Profit and Gross Margin

	Year Ended December 31,
	2015		2016		Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(Dollars in thousands)
Gross profit:
Product	$55,103	77%	$76,977	78%	$21,874	1%
Maintenance and professional services	37,734	69	41,615	61	3,881	(8)
Total gross profit	$92,837	74	$118,592	71	$25,755	(3)
Gross profit increased by $25.8 million, or 28%, for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase in gross profit is consistent with the increases in our revenue and cost of revenue.
Gross margin decreased by 3% for the year ended December 31, 2016 compared to the year ended December 31, 2015. The increase of 1% in product margin was primarily due to a slight product revenue shift in CounterACT product sales from Physical Appliances to Virtual Appliances, offset by a decrease in the average selling price of our Physical Appliance products. The decrease of 8% in maintenance and professional services margin was driven by headcount growth within our customer support and professional services organizations in order to support our growing installed end-customer base.
Operating Expenses

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$17,772	$31,490	$13,718	77%
Sales and marketing	70,269	127,815	57,546	82
General and administrative	22,874	30,731	7,857	34
Total operating expenses	$110,915	$190,036	$79,121	71
Research and development expense increased $13.7 million, or 77%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to an increase in personnel costs of $9.9 million, due to an increase in headcount of 56%, an increase in system costs of $1.3 million primarily associated with routine internal software upgrades and security enhancements, and an increase in facilities costs of $1.2 million primarily related to our new corporate headquarters in San Jose, California.
Sales and marketing expense increased $57.5 million, or 82%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to an increase in personnel costs of $35.1 million, due to an increase in headcount of 54%, and an increase of $10.3 million in commission expense driven by higher sales. Additionally, there was an increase in facilities costs of $3.8 million related to our new corporate headquarters in San Jose, California, an increase in travel and entertainment costs of $2.7 million, an increase in system costs of $2.6 million primarily associated with routine internal software upgrades and security enhancements, and an increase in demand generation activities, trade shows, and other marketing activities of $1.6 million.
General and administrative expense increased $7.9 million, or 34%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to an increase in personnel costs of $4.0 million, due to an increase in headcount of 46%, a $1.3 million settlement payment to a technology partner to settle a contract dispute following the cancellation of such technology partner’s contract with us, an increase of $948,000 in professional fees primarily related to legal fees, and an increase in facilities costs of $787,000 related to our new corporate headquarters in San Jose, California.
Interest Expense

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Interest expense	$(2,745)	$(2,577)	$168	(6)%
Interest expense decreased $168,000, or 6%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to the payoff of our loan and security agreement on December 1, 2016. We amended our amended and restated loan and security agreement on December 22, 2016 to increase the maximum amount of credit available for borrowing under our revolving line of credit and borrowed $30.0 million under the agreement.
Other Expense, Net

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Other expense, net	$(488)	$(607)	$(119)	24%
Other expense, net increased $119,000, or 24%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to an increase of foreign exchange losses on transactions denominated in currencies other than the U.S. Dollar, partially offset by an increase in interest income driven by short-term investments held during 2016.
Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Change in fair value of warrant liabilities	$(8,249)	$1,104	$9,353	(113)%
Change in fair value of warrant liabilities decreased $9.4 million, or 113%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to the changes in the estimated fair value of our outstanding redeemable convertible preferred stock warrants and common stock warrants. During the year ended December 31, 2015, there was an increase in the estimated fair value of our redeemable convertible preferred stock warrants of $9.1 million offset by a decrease in the estimated fair value of our common stock warrants of $876,000, compared to a decrease in the estimated fair value of our redeemable convertible preferred stock warrants of $1.1 million during the year ended December 31, 2016. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for factors considered in the fair value determination of our redeemable convertible preferred stock warrants and common stock warrants.

Gain on Warrant Exercise

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Gain on warrant exercise	$2,628	$—	$(2,628)	(100)%
Gain on warrant exercise decreased $2.6 million, or 100%, for the year ended December 31, 2016 compared to the year ended December 31, 2015 due to a warrant exercise in the first quarter of 2015, and no similar transaction in 2016.
Provision for Income Taxes

	Year Ended December 31,
	2015	2016	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Provision for income taxes	$328	$1,250	$922	281%
Effective tax rate:	(1.2)%	(1.7)%
We recorded an income tax provision for the year ended December 31, 2016 due to foreign income taxes, income tax reserves and U.S. state minimum taxes. The increase in the provision for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to an increase in pre-tax income related to international operations and an increase in income tax reserves related to a statutory income tax audit. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for details of income tax reserves related to uncertain tax positions.
Comparison of the Years Ended December 31, 2014 and 2015
Revenue

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Revenue:
Product	$40,947	$71,264	$30,317	74%
Maintenance and professional services
Support and maintenance	26,699	46,438	19,739	74
Professional services	3,467	8,257	4,790	138
Total maintenance and professional services	30,166	54,695	24,529	81
Total revenue	$71,113	$125,959	$54,846	77
Product revenue increased $30.3 million, or 74%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to a $20.3 million increase in Physical Appliances revenue, a $4.8 million increase in Extended Module revenue, a $3.7 million increase in Virtual Appliances revenue, and a $1.5 million increase in Enterprise Manager revenue.
Maintenance and professional services revenue increased $24.5 million, or 81%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. $14.8 million of the growth was attributed to support and maintenance contract value associated with an initial product sale, $5.0 million was attributed to support and maintenance contracts that were renewals, and $4.8 million was attributed to increased professional services.
Cost of Revenue

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Cost of revenue:
Product	$10,654	$16,161	$5,507	52%
Maintenance and professional services	11,222	16,961	5,739	51
Total cost of revenue	$21,876	$33,122	$11,246	51
Total cost of revenue increased $11.2 million, or 51%, for the year ended December 31, 2015 compared to the year ended December 31, 2014.
Product cost of revenue increased $5.5 million, or 52%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to an increase in Physical Appliances sold.
Maintenance and professional services cost of revenue increased $5.7 million, or 51%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to increases in personnel costs related to increasing headcount. Headcount in our customer support and professional services organizations increased by 38%.
Gross Profit and Gross Margin

	Year Ended December 31,
	2014		2015		Change
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(Dollars in thousands)
Gross profit:
Product	$30,293	74%	$55,103	77%	$24,810	3%
Maintenance and professional services	18,944	63	37,734	69	18,790	6
Total gross profit	$49,237	69	$92,837	74	$43,600	5
Gross profit increased by $43.6 million, or 89%, for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase in gross profit was the result of the increases in our revenue at a faster rate than our cost of revenue.
Gross margin increased 5% for the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase of 3% in product margin was due to an increase in quantity sold of our high-end, high margin Physical Appliance products relative to the mid and lower-end margin Physical Appliance products, and an increase of 500 basis points of Extended Modules as a percent of total product revenue. The increase of 6% in maintenance and professional services margin was driven by increases in professional services revenue primarily due to a non-standard contract for which multiple years of high margin support and maintenance revenue was recognized in its entirety in 2015.

Operating Expenses

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Operating expenses:
Research and development	$12,302	$17,772	$5,470	44%
Sales and marketing	56,391	70,269	13,878	25
General and administrative	21,078	22,874	1,796	9
Total operating expenses	$89,771	$110,915	$21,144	24
Research and development expense increased $5.5 million, or 44%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $3.6 million, related to an increase in headcount of 39%, and an increase in facilities costs of $1.0 million primarily related to our new corporate headquarters in San Jose, California.
Sales and marketing expense increased $13.9 million, or 25%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $12.3 million, due to an increase in headcount of 71%. Additionally, we had system costs associated with routine internal software upgrades and security enhancements of $1.8 million and an increase in travel and entertainment costs of $1.3 million. This increase was offset by a decrease in costs related to a sales arrangement for the issuance of redeemable convertible preferred stock warrants of $1.1 million during 2014 that did not recur in 2015.
General and administrative expense increased $1.8 million, or 9%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase in personnel costs of $4.5 million, due to an increase in headcount of 58%, offset by a decrease in accounting and consulting fees of $3.9 million related to the completion of historical audits during the year ended December 31, 2014 and the replacement of accounting consultants with permanent finance employees during the year ended December 31, 2015.
Interest Expense

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Interest expense	$(2,749)	$(2,745)	$4	—%
Interest expense remained relatively flat for the year ended December 31, 2015 compared to the year ended December 31, 2014.
Other Expense, Net

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Other expense, net	$(433)	$(488)	$(55)	13%

Other expense, net increased $55,000, or 13%, for the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily due to an increase of foreign exchange losses on transactions denominated in currencies other than the U.S. Dollar.
Change in Fair Value of Warrant Liabilities

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Change in fair value of warrant liabilities	$303	$(8,249)	$(8,552)	(2,822)%
Change in fair value of warrant liabilities decreased $8.6 million, or 2,822%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to a decrease in the estimated fair value of our outstanding redeemable convertible preferred stock warrants and common stock warrants of $303,000 during the year ended December 31, 2014 compared to a significant increase in the estimated fair value of our redeemable convertible preferred stock warrants and common stock warrants of $8.2 million during the year ended December 31, 2015. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for factors considered in the fair value determination of our redeemable convertible preferred stock warrants and common stock warrants.
Gain on Warrant Exercise

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Gain on warrant exercise	$—	$2,628	$2,628	100%
Gain on warrant exercise increased $2.6 million, or 100%, for the year ended December 31, 2015 compared to the year ended December 31, 2014 due to a warrant exercise in the fourth quarter of 2015.
Provision for Income Taxes

	Year Ended December 31,
	2014	2015	Change
	Amount	Amount	Amount	%
	(Dollars in thousands)
Provision for income taxes	$575	$328	$(247)	(43)%
Effective tax rate	(1.3)%	(1.2)%
We recorded an income tax provision for the year ended December 31, 2015 due to foreign income taxes, income tax reserves, and U.S. state minimum taxes. The decrease in the provision for the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to an increase in pre-tax income related to international operations and an increase in income tax reserves.
Quarterly Results of Operations
The following tables set forth selected unaudited quarterly consolidated statements of operations and comprehensive income (loss) data for each of the eight quarters ended June 30, 2017, as well as the percentage of total revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Revenue:
Product	$18,841	$29,314	$18,305	$19,757	$30,799	$29,794	$22,105	$22,592
Maintenance and professional services	12,249	21,046	15,209	15,400	17,941	19,636	22,248	23,614
Total revenue	31,090	50,360	33,514	35,157	48,740	49,430	44,353	46,206
Cost of revenue:
Product	3,423	7,227	3,076	4,115	6,563	7,924	4,411	5,505
Maintenance and professional services	4,618	5,050	5,748	6,611	6,945	7,267	8,431	8,543
Total cost of revenue	8,041	12,277	8,824	10,726	13,508	15,191	12,842	14,048
Total gross profit	23,049	38,083	24,690	24,431	35,232	34,239	31,511	32,158
Operating expenses:
Research and development (1)	4,548	5,092	6,478	7,365	8,509	9,138	10,947	10,702
Sales and marketing (1)	18,910	24,504	29,377	29,180	35,759	33,499	34,454	35,104
General and administrative (1)	5,772	6,503	7,028	8,086	7,967	7,650	9,215	8,902
Total operating expenses	29,230	36,099	42,883	44,631	52,235	50,287	54,616	54,708
Income (loss) from operations	(6,181)	1,984	(18,193)	(20,200)	(17,003)	(16,048)	(23,105)	(22,550)
Interest expense	(696)	(694)	(682)	(688)	(702)	(505)	(345)	(318)
Other expense, net	(68)	(261)	(37)	(91)	(226)	(253)	(144)	(82)
Change in fair value of warrant liabilities	(6,421)	(696)	1,040	(437)	(224)	725	(392)	50
Gain on warrant exercise	—	2,618	—	—	—	—	—	—
Income (loss) before income taxes	(13,366)	2,951	(17,872)	(21,416)	(18,155)	(16,081)	(23,986)	(22,900)
Income tax provision	88	46	137	223	157	733	635	174
Net income (loss) and comprehensive income (loss)	$(13,454)	$2,905	$(18,009)	$(21,639)	$(18,312)	$(16,814)	$(24,621)	$(23,074)

_____________________

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Cost of revenue:
Product	$4	$5	$4	$6	$6	$14	$21	$20
Maintenance and professional services	87	177	203	289	317	314	325	319
Research and development	336	438	490	542	613	666	800	613
Sales and marketing	605	1,051	3,457	1,469	1,543	1,615	1,657	1,609
General and administrative	1,187	1,255	1,261	1,323	1,339	1,363	1,415	1,372
Total	$2,219	$2,926	$5,415	$3,629	$3,818	$3,972	$4,218	$3,933

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(As a percentage of total revenue)
Revenue:
Product	61%	58%	55%	56%	63%	60%	50%	49%
Maintenance and professional services	39	42	45	44	37	40	50	51
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:
Product(1)	11	14	9	12	14	16	10	12
Maintenance and professional services(1)	15	10	17	19	14	15	19	18
Total cost of revenue	26	24	26	31	28	31	29	30
Total gross profit	74	76	74	69	72	69	71	70
Operating expenses:
Research and development	14	10	19	20	18	19	25	24
Sales and marketing	61	49	88	83	73	68	78	76
General and administrative	19	13	21	23	16	15	21	19
Total operating expenses	94	72	128	126	107	102	124	119
Income (loss) from operations	(20)	4	(54)	(57)	(35)	(33)	(53)	(49)
Interest expense	(2)	(1)	(3)	(3)	(2)	(1)	(1)	(1)
Other expense, net	—	(1)	—	—	(1)	—	—	—
Change in fair value of warrant liabilities	(21)	(1)	3	(1)	—	1	(1)	—
Gain on warrant exercise	—	5	—	—	—	—	—	—
Income (loss) before income taxes	(43)	6	(54)	(61)	(38)	(33)	(55)	(50)
Income tax provision	—	—	—	1	—	1	1	—
Net income (loss) and comprehensive income (loss)	(43)%	6%	(54)%	(62)%	(38)%	(34)%	(56)%	(50)%
_____________________

(1)	The table below shows gross profit as a percentage of each component of revenue, referred to as gross margin:

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
Gross Margin by Component of Revenue:
Product	82%	75%	83%	79%	79%	73%	80%	76%
Maintenance and professional services	62	76	62	57	61	63	62	64
Total gross margin	74	76	74	69	72	69	71	70
Quarterly Revenue Trends
Our quarterly revenue increased year-over-year for all periods presented, except the three months ended December 31, 2016. Comparisons of year-over-year total quarterly revenue are more meaningful than our sequential results due to seasonality in the sale of our products, maintenance, and professional services to varying degrees. The decrease in revenue year-over-year for the three months ended December 31, 2016 is primarily due to a non-standard contract for which multiple years of revenue were recognized in the three months ended December 31, 2015. We generally expect an increase in business activity as we approach our fiscal year end in December, driven by our end-customers’ buying patterns. Additionally, our public sector customers typically end their fiscal years during our third quarter, while many of our other customers end their fiscal years during our fourth quarter. We believe that these seasonal trends will continue to affect our quarterly results. Product revenue decreased in the three months ended December 31, 2016 compared to the three months ended September 30, 2016, primarily due to one large order that occurred during the three months ended September 30, 2016.
Quarterly Gross Margin Trends
Total gross profit increased year-over-year for all periods presented, except the three months ended December 31, 2016. Total gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales between products, maintenance, and professional services, as well as the types and volumes of products, maintenance, and professional services sold. For the three months ended December 31, 2015, gross margin increased compared to the other periods presented primarily due to a non-standard contract for which multiple years of high margin support and maintenance revenue was recognized in its entirety in the three months ended December 31, 2015. For the three months ended June 30, 2016, September 30, 2016 and December 31, 2016, gross margin declined as compared to prior year periods primarily due to an increase in cost of maintenance and professional services revenue driven by investment in personnel in our end-customer support and professional services organizations. For the three months ended March 31, 2017, gross margin decreased year-over-year primarily due to a shift in revenue mix between product, maintenance and professional services revenue and shift in product mix.
Quarterly Operating Expenses Trends
Total operating expenses increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has generally contributed to sequential increases in operating expenses. Research and development expense generally increased sequentially over the periods as we increased our headcount to support continued investment in our future product offerings. Sales and marketing expense increased sequentially over the periods primarily due to an increase in personnel costs related to increases in headcount and higher commission expense related to higher sales. The increase during the three months ended March 31, 2016 was also driven by stock modifications during the quarter for accelerated vesting of stock options for three employees upon termination of their employment with us, resulting in incremental stock-based compensation expense of $2.3 million, masking the increase of sales and marketing expense for the three months ended June 30, 2016. The decrease during the three months ended December 31, 2016 was driven by higher commission expense during the three months ended September 30, 2016 primarily due to larger commission payments due to deal size and accelerators achieved. General and administrative expense increased year-over-year as we increased our headcount to support the expansion of our business. General and administrative expense increased in the three months ended June 30, 2016 compared to the three months ended March 31, 2016, and masked the increase for the three months ended September 30, 2016, primarily due to a $1.3 million settlement payment during the three months ended June 30, 2016 to settle a contract dispute following the cancellation of such technology partner’s contract with us.
Non-GAAP Financial Measures

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Adjusted operating income (loss)	$(3,962)	$4,910	$(12,778)	$(16,571)	$(13,185)	$(12,076)	$(18,887)	$(18,617)
Free cash flow	(4,573)	13,278	(6,891)	(17,197)	(26,266)	(9,943)	11,532	(13,076)
Adjusted operating loss increased year-over-year for all periods presented primarily due to the addition of personnel in connection with the expansion of our business. The addition of headcount has generally contributed to sequential increases in operating expenses. For the three months ended December 31, 2015, the adjusted operating income was due to a non-standard contract for which multiple years of revenue were recognized in the three months ended December 31, 2015.
Free cash flow decreased year-over-year for all periods presented, except for the three months ended March 31, 2017 compared to the three months ended March 31, 2016, and the three months ended June 30, 2017 compared to the three months ended June 30, 2016, primarily due to the addition of personnel in connection with the expansion of our business and the purchases of property and equipment related to the build-out of our new corporate headquarters in San Jose, California in 2016. The sequential quarterly improvement in free cash flow for the three months ended December 31, 2015 and 2016 was driven by the seasonality of our business. For the three months ended March 31, 2017, the significant positive free cash flow was primarily due to cash collections on accounts receivable. For the three months ended June 30, 2017, the improvement in free cash flow from the three months ended June 30, 2016 was primarily due to the significant purchases of property and equipment related to the build-out of our new corporate headquarters in San Jose, California in 2016 that did not occur in 2017.
A reconciliation of adjusted operating loss to loss from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Adjusted operating income (loss) (non-GAAP):
Loss from operations	$(6,181)	$1,984	$(18,193)	$(20,200)	$(17,003)	$(16,048)	$(23,105)	$(22,550)
Add: stock-based compensation expense	2,219	2,926	5,415	3,629	3,818	3,972	4,218	3,933
Adjusted operating income (loss) (non-GAAP)	$(3,962)	$4,910	$(12,778)	$(16,571)	$(13,185)	$(12,076)	$(18,887)	$(18,617)

A reconciliation of free cash flow to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, is provided below:

	Three Months Ended
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017
	(In thousands)
Free cash flow (non-GAAP):
Net cash (used in) provided by operating activities	$(3,998)	$14,157	$(2,854)	$(7,130)	$(20,411)	$(7,896)	$12,769	$(11,519)
Less: purchases of property and equipment	(575)	(879)	(4,037)	(10,067)	(5,855)	(2,047)	(1,237)	(1,557)
Free cash flow (non-GAAP)	$(4,573)	$13,278	$(6,891)	$(17,197)	$(26,266)	$(9,943)	$11,532	$(13,076)
Net cash (used in) provided by investing activities	$(560)	$(3,817)	$(28,182)	$11,886	$(3,866)	$(2,037)	$(1,348)	$(1,578)
Net cash provided by (used in) financing activities	$10,712	$75,495	$2,831	$381	$94	$10,003	$(3,231)	$(2,223)
Liquidity and Capital Resources
Historically, we have funded our business primarily through the issuance of our redeemable convertible preferred stock and debt financings. The following table presents our capital resources:

	As of
	December 31, 2015	December 31, 2016	June 30, 2017
	(In thousands)
Working capital	$59,545	$21,717	$(20,442)

Cash and cash equivalents	$126,846	$79,665	$72,535
Total notes payable	19,449	29,987	26,414
Net cash and cash equivalents	$107,397	$49,678	$46,121
At June 30, 2017, our cash and cash equivalents of $72.5 million were held for general corporate purposes, of which approximately $8.5 million was held outside the United States. Our current plans do not include repatriating these funds. There are no other restrictions on the use of these funds. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries, all of which we expect to reinvest outside of the United States indefinitely. If we were to repatriate these earnings to the United States, any associated withholding tax and income tax liability would be insignificant.
The significant components of our working capital are cash and cash equivalents, accounts receivable, inventory, and prepaid expenses and other current assets, reduced by accounts payable, accrued compensation, accrued expenses, customer deposits, short-term deferred revenue, and short-term notes payable. Working capital decreased by $42.2 million during the six months ended June 30, 2017, primarily due to cash used in operating, investing and financing activities, a decrease in accounts receivable, an increase in accrued compensation, an increase in customer deposits, and an increase in deferred revenue.

The following table summarizes our cash flows for each of the periods presented below:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
	(In thousands)
Net cash (used in) provided by operating activities	$(7,840)	$3,397	$(38,291)	$(9,984)	$1,250
Net cash (used in) provided by investing activities	(1,995)	(6,065)	(22,199)	(16,296)	(2,926)
Net cash provided by (used in) financing activities	30,654	86,893	13,309	3,212	(5,454)
Net change in cash and cash equivalents for period	$20,819	$84,225	$(47,181)	$(23,068)	$(7,130)
We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our products.
Substantially all of our RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The performance-based vesting condition will be satisfied 181 days following the completion of our initial public offering or immediately upon a change in control.  As a result, we expect that 181 days after the completion of our initial public offering, an aggregate of approximately 0.88 million shares underlying RSUs held by our directors and then current employees will vest and settle. We currently expect that the average withholding tax rate will be approximately 45%. We have not determined whether we will sell shares, or Sell to Cover, or withhold a portion of the vested shares, or Withhold to Cover, to satisfy our tax obligations due at settlement. If we were to elect Sell to Cover, approximately 45% of the vested shares would need to be sold on the settlement date with the actual percentage dependent upon the price received at settlement. If we were to elect Withhold to Cover, approximately 45% of the vested shares would be withheld on the settlement date, with the equivalent value being paid by us from a portion of the net proceeds from this offering. If the price of our common stock at the time of settlement were equal to the initial public offering price of $22.00 per share, we estimate that this tax obligation would be approximately $8.7 million in the aggregate.
Loan Agreements
In December 2016, the entire loan balance of $20.1 million provided under a loan and security agreement entered into in October 2012, as amended, and a loan and security agreement entered into in December 2013 were paid in full, and the loan and security agreements entered into in October 2012 and December 2013 were terminated.
In December 2016, we amended our amended and restated loan and security agreement, which we originally entered into in May 2009, or the Amended and Restated 2009 Loan and Security Agreement, to increase the maximum amount of credit available for borrowing under the revolving line of credit to 80% of qualified accounts receivable up to $40.0 million. In addition, the Amended and Restated 2009 Loan and Security Agreement provides that the combined outstanding balances of the revolving line of credit and the term loan cannot exceed $40.0 million. Additionally, we borrowed $30.0 million under the Amended and Restated 2009 Loan and Security Agreement, which carries a maturity date of December 2020. The agreement is subject to us maintaining an adjusted quick ratio of 1.25. The Amended and Restated 2009 Loan and Security Agreement requires us to pay equal monthly installments of principal of $625,000 and monthly interest payments at a fixed interest rate per annum of 3.25%. Concurrent with the final monthly installment payment on the maturity date, we will be required to pay an additional payment of $825,000.
Our Amended and Restated 2009 Loan and Security Agreement contains customary affirmative covenants and certain financial and negative covenants, including restrictions on disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on certain of our assets and paying dividends. We have pledged substantially all of our assets other than intellectual property as collateral under our Amended and Restated 2009 Loan and Security Agreement and granted the lender a negative pledge on our intellectual property.

We were in compliance with respect to all financial-related covenants under our loan agreements as of December 31, 2015, December 31, 2016, and June 30, 2017.
Operating Activities
Our operating activities have consisted of net loss adjusted for certain non-cash items and changes in assets and liabilities.
Cash provided by operating activities of $1.3 million for the six months ended June 30, 2017 was primarily due to a net loss of $47.7 million adjusted by non-cash charges of $11.7 million primarily relating to stock-based compensation, and depreciation of property and equipment, and a net increase of $37.3 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of a decrease of $19.4 million in accounts receivable resulting from increased collections, an increase of $10.5 million in customer deposits, an increase of $8.6 million in deferred revenue from increased sales, and an increase of $3.3 million in accrued compensation, offset by a decrease of $4.8 million in accounts payable due to payments made.
Cash used in operating activities of $10.0 million for the six months ended June 30, 2016 was primarily due to a net loss of $39.6 million, adjusted by non-cash charges of $10.0 million primarily relating to stock-based compensation, and depreciation of property and equipment, and a net increase of $19.7 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $12.0 million in customer deposits and a decrease of $5.2 million in accounts receivable resulting from increased collections, an increase of $4.5 million in other liabilities primarily related to an incentive for tenant improvements provided under the lease for our new corporate headquarters, an increase of $2.6 million in deferred revenue from increased sales, and an increase of $1.4 million in accrued expenses, offset by an increase of $3.6 million in prepaid expenses and other current assets, an increase of $1.0 million in other assets, and a decrease of $1.0 million in accounts payable, due to payments made.
Cash used in operating activities of $38.3 million for the year ended December 31, 2016 was primarily due to a net loss of $74.8 million adjusted by non-cash charges of $20.0 million primarily relating to stock-based compensation, depreciation of property and equipment, and change in fair value of warrant liabilities, and a net increase of $16.4 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $25.5 million in deferred revenue due to higher sales, an increase of $6.8 million in other liabilities primarily related to an incentive for tenant improvements provided under the lease for our new corporate headquarters, an increase of $4.1 million in accrued compensation due to increased headcount and higher sales resulting in higher commission payable, and an increase of $3.1 million in accrued expenses for fees incurred related to the issuance of Series G redeemable convertible preferred stock of $1.5 million and other operational costs of $1.6 million as we expand our business. This increase in our net operating assets and liabilities was offset by an increase of $15.5 million in accounts receivable resulting from higher sales, an increase of $4.9 million in prepaid expenses and other current assets, and an increase of $1.8 million in other assets primarily related to operational costs as we expanded our business.
Cash provided by operating activities of $3.4 million for the year ended December 31, 2015 was primarily due to a net loss of $27.3 million adjusted by non-cash charges of $16.4 million primarily relating to stock-based compensation, change in fair value of warrant liabilities, depreciation of property and equipment, and gain on warrant exercise, and a net increase of $14.2 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $17.0 million in deferred revenue due to higher sales, a decrease of $2.5 million in deferred cost of revenue, and an increase of $2.2 million in accrued expenses for fees incurred related to the issuance of Series G redeemable convertible preferred stock, offset by an increase of $6.5 million in accounts receivable due to higher sales and an increase of $1.0 million in prepaid expenses and other current assets.
Cash used in operating activities of $7.8 million for the year ended December 31, 2014 was primarily due to a net loss of $44.0 million adjusted by non-cash charges of $8.2 million primarily relating to stock-based compensation, depreciation of property and equipment, and issuance of redeemable convertible preferred stock warrants, and a net increase of $27.9 million in our net operating assets and liabilities. The increase in our net operating assets and liabilities was primarily the result of an increase of $25.4 million in deferred revenue, an increase of $7.6 million in accrued compensation related to increased commission payable, an increase of $2.4 million in customer deposits and an increase of $2.3 million in accrued expenses, offset by an increase of $8.0 million in accounts receivable, primarily due to higher sales.

Investing Activities
Our investing activities have consisted of capital expenditures. We expect to continue such activities as our business grows.
Cash used in investing activities during the six months ended June 30, 2017 was $2.9 million, primarily resulting from capital expenditures to purchase property and equipment of $2.8 million.
Cash used in investing activities during the six months ended June 30, 2016 was $16.3 million, primarily resulting from capital expenditures to purchase property and equipment and demonstration units of $14.1 million, a large portion of which are related to the build-out of our new corporate headquarters in San Jose, California. Additionally, there was an increase of $24.0 million in purchases of short-term investments, which significantly increased the cash available for investment, offset by proceeds from maturities and sales of short-term investments of $22.0 million.
Cash used in investing activities for the year ended December 31, 2016 was $22.2 million, primarily resulting from capital expenditures to purchase property and equipment of $22.0 million, a large portion of which were related to the build-out of our new corporate headquarters in San Jose, California. Additionally, there was an increase of $24.0 million in purchases of short-term investments, which significantly increased the cash available for investment, offset by proceeds from maturities and sales of short-term investments of $24.0 million.
Cash used in investing activities for the year ended December 31, 2015 was $6.1 million, primarily resulting from capital expenditures to purchase property and equipment of $2.8 million. Additionally, there was an increase of $3.3 million in restricted cash related to the security deposit of our new corporate headquarters.
Cash used in investing activities for the year ended December 31, 2014 was $2.0 million, primarily resulting from capital expenditures to purchase property and equipment of $1.7 million.
Financing Activities
Our financing activities have consisted of proceeds from the issuance of redeemable convertible preferred stock and from sales of shares through employee equity incentive plans.
Cash used in financing activities for the six months ended June 30, 2017 was $5.5 million, primarily from the repayment of notes payable of $3.8 million, and payments of deferred offering costs of $2.4 million, offset by approximately $664,000 from the exercise of employee stock options.
Cash provided by financing activities for the six months ended June 30, 2016 was $3.2 million, primarily from net proceeds of $2.4 million from the final close of our Series G redeemable convertible preferred stock offering, and approximately $813,000 from the exercise of employee stock options.
Cash provided by financing activities for the year ended December 31, 2016 was $13.3 million, primarily from net borrowings of notes payable of $30.0 million, net proceeds of $2.4 million from the final close of our Series G redeemable convertible preferred stock offering and $1.1 million from the exercise of employee stock options, offset by repayments of notes payable of $20.1 million.
Cash provided by financing activities for the year ended December 31, 2015 was $86.9 million, primarily from net proceeds of $75.3 million from the first close of our Series G redeemable convertible preferred stock offering and $11.8 million from the exercise of employee stock options.
Cash provided by financing activities for the year ended December 31, 2014 was $30.7 million, primarily from net proceeds of $29.8 million from the close of our Series F redeemable convertible preferred stock offering, and $1.3 million from the exercise of employee stock options.

Contractual Obligations and Commitments
The following summarizes our contractual obligations and commitments as of December 31, 2016:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3- 5 Years	More Than 5 Years
		(In thousands)
Notes payable	$32,789	$8,319	$16,010	$8,460	$—
Operating lease obligations (1)	41,104	5,960	10,819	6,611	17,714
Purchase obligations (2)	3,116	2,025	1,091	—	—
Contract manufacturer commitments (3)	7,182	7,182	—	—	—
Total (4)	$84,191	$23,486	$27,920	$15,071	$17,714
_____________________

(1)	Consists of contractual obligations from our non-cancelable operating leases.

(2)	Consists primarily of non-cancelable license obligations for software licenses expiring at various dates through April 2019.

(3)
Consists of minimum purchase commitments of products and components with our independent contract manufacturer. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

(4)
No amounts related to Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 740-10, Income Taxes, are included. As of December 31, 2016, we had approximately $922,000 of tax liabilities recorded related to uncertainty in income tax positions.

Off-Balance Sheet Arrangements
Through June 30, 2017, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.
The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is reasonably assured. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.
For multiple element arrangements, the arrangement consideration is allocated to software deliverables as a group and non-software deliverables as a second group based on a relative selling price hierarchy. The relative selling price hierarchy is based on: (i) VSOE if available, (ii) third-party evidence of selling price, or TPE, if VSOE is not available, or (iii) best estimate of the selling price, or BESP, if neither VSOE nor TPE is available.
Hardware Product revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Software Product revenue is recognized at the time of delivery if VSOE is established for all undelivered related items.

If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the remaining related support and maintenance service period. Support and maintenance revenue is generally recognized ratably over the contractual service period, which is typically one to three years, but can be up to five years. Professional services revenue is generally recognized as the services are rendered.
For Hardware Products, VSOE and TPE cannot be established, and we use BESP to determine the price at which a transaction would take place if the product was sold on a stand-alone basis. For Hardware Product related maintenance and professional services, we use either VSOE, or BESP when VSOE and TPE cannot be established. In determining the BESP for a product or service, we consider historical data including, but not limited to, product family, pricing practices, standalone sales, the nature and size of the end-customer, contractually stated prices, and geographical region. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.
In multiple-element arrangements that include software, revenue is allocated to each separate unit of accounting for the non-software deliverables, as well as the software deliverables as a group, using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable separately using the residual method based on the fair value of each of the undelivered deliverables, using VSOE. We typically determine VSOE based on our normal pricing and discounting practices for the specific service when sold separately. We established VSOE on software-related support and maintenance using the bell-shaped curve approach. Under this approach, we concluded that VSOE exists if a substantial majority of recent stand-alone renewal transactions are priced within a narrow range. For Enterprise License Software, we established VSOE on support and maintenance prior to the occurrence of actual renewals, based on management’s ability to establish support and maintenance renewal rates. We ensure that such established VSOE is supported by contractually stated renewal rates. Beginning on January 1, 2016, we established VSOE for professional services, and support and maintenance on Software Products, except Extended Modules.
Stock-Based Compensation
Stock-based compensation expense is measured and recognized in the financial statements based on the grant date fair value of the award. The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU is measured using the fair value of our common stock on the date of the grant. Stock-based compensation expense is recognized over the requisite service periods of the awards, which is generally four years.
Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.
These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock as discussed in “—Common Stock Valuations” below.

•
Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award as we do not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

•	Risk-Free Interest Rate. We base the risk-free interest rate on the yields of U.S. Treasury securities with maturities approximately equal to the term of employee stock option awards.

•
Expected Volatility. As we do not have a trading history for our common stock, the expected volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option awards. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle, or financial leverage.

•	Dividend Rate. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, we use a dividend rate of zero.
We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.
The following table summarizes the assumptions used in the Black-Scholes option-pricing model to determine the fair value of our stock options as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
Fair value of common stock	$7.00 – $8.40	$8.32 – $18.92	$15.78 – $21.56	$15.78 – $17.54	$16.73 – $19.78
Risk-free interest rate	1.8% – 2.1%	0.0% – 2.0%	1.2% – 2.1%	1.2% – 1.6%	1.9% – 2.1%
Expected term (in years)	6.1	0.1 – 6.2	6.0 – 8.1	6.0 – 8.1	6.0 – 6.1
Volatility	52% – 54%	24% – 50%	47% – 51%	47% – 49%	48% – 49%
Dividend yield	—%	—%	—%	—%	—%
Common Stock Valuations
The fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of redeemable convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly-traded companies;

•	recent secondary stock sales transactions; and

•	U.S. and global capital market conditions.
In valuing our common stock, the fair value of our business, or Enterprise Value, was determined using an income approach and a market approach, which are both considered highly complex and subjective valuation methodologies. The income approach estimates the fair value of a company based on the present value of our future estimated cash flows and our residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values, using an appropriate discount rate, to reflect the risks inherent in our achieving these estimated cash flows. We used the guideline public company method in applying the market approach. The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely traded by investors in the public securities markets. The Enterprise Value determined was then adjusted to: (i) add back cash on hand and (ii) remove interest-bearing debt in order to determine a value, or Equity Value.
The resulting Equity Value was then allocated to the various share classes, including the common stock, using a multi-scenario option pricing method, or OPM. The OPM entails allocating the total stockholders’ equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option-pricing model is employed to value the options, with an option term assumption consistent with our expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.  The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend rights, and conversion rights to determine the value of each share class. A multi-scenario OPM was employed to value the common stock, giving specific consideration to the claims of each share class in initial public offering, or IPO, and non-IPO scenarios, with the resulting common stock value indications weighted by our best estimate of a successful future IPO in order to arrive at the estimated value of the common stock.
After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell company stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value. Our assessments of the fair value of the common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
Once we are operating as a public company, we will rely on the closing price of our common stock as reported by The NASDAQ Global Market on the date of grant to determine the fair value of our common stock.
As of October 26, 2017, based on the initial public offering price of $22.00 per share, the aggregate intrinsic value of our outstanding stock options was $108.1 million, of which $69.4 million related to vested stock options and $38.7 million related to unvested stock options, and the aggregate intrinsic value of our outstanding RSUs was $66.7 million, of which $11.9 million related to vested RSUs and $54.8 million related to unvested RSUs.

We granted awards with the following exercise prices between January 1, 2016 and the date of this prospectus:

Grant Date	Number of Common Shares Underlying Options Granted	Number of Common Shares Underlying RSUs Granted	Exercise Price of Options ($)	Fair Value Per Share of Common Stock ($)	Deemed Fair Value ($)
January 29, 2016	225,499	—	18.92	15.87	3,578,669
February 18, 2016	2,419	—	18.92	15.79	38,196
February 26, 2016	241,594	—	15.66	15.84	3,826,849
March 31, 2016	365,750	—	16.08	16.08	5,881,260
April 29, 2016	215,127	—	16.08	16.55	3,560,352
May 18, 2016	82,499	82,500	16.08	16.85	2,780,233
May 27, 2016	252,381	—	16.08	16.99	4,287,953
June 30, 2016	207,287	—	17.54	17.54	3,635,814
July 29, 2016	86,562	—	17.54	18.18	1,573,697
August 25, 2016	—	100,000	—	18.77	1,877,000
August 30, 2016	174,662	—	17.54	18.88	3,297,619
September 30, 2016	138,948	—	19.56	19.56	2,717,823
October 10, 2016	—	204,000	—	19.89	4,057,560
October 17, 2016	—	353,875	—	20.13	7,123,504
October 25, 2016	—	217,625	—	20.40	4,439,550
October 31, 2016	120,687	—	19.56	20.60	2,486,152
November 29, 2016	83,037	1,500	19.56	21.57	1,823,463
December 30, 2016	122,933	82,500	21.60	16.35	3,358,830
January 31, 2017	74,312	—	16.18	16.73	1,243,240
February 7, 2017	—	2,500	—	16.86	42,150
February 27, 2017	40,662	—	16.18	17.21	699,793
March 31, 2017	28,225	—	17.78	17.78	501,841
April 28, 2017	35,686	—	17.78	18.40	656,622
May 15, 2017	—	585,635	—	18.77	10,992,369
May 30, 2017	31,749	15,000	17.78	19.10	892,906
June 30, 2017	71,621	—	19.78	19.78	1,416,663
July 31, 2017	64,871	37,500	19.78	19.78	2,024,898
August 15, 2017	2,500	446,965	19.78	19.78	8,890,418
August 16, 2017	—	28,250	—	19.78	558,785
August 23, 2017	225	—	19.78	19.78	4,451
August 28, 2017	—	40,500	—	19.78	801,090
August 30, 2017	66,424	—	19.78	19.78	1,313,867
September 29, 2017	41,824	—	19.78	19.78	827,279
Our assessments of the fair value of our common stock for financial reporting purposes for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent third-party valuation as compared to the timing of each grant.

Redeemable Convertible Preferred Stock Warrant Liabilities
Warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at fair value upon issuance because the underlying shares of redeemable convertible preferred stock are redeemable at the option of the holders upon the occurrence of certain deemed liquidation events considered not solely within our control, which may therefore obligate us to transfer assets at some point in the future. The redeemable convertible preferred stock warrants are subject to remeasurement to fair value at each balance sheet date and any change in fair value is recognized in the consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of redeemable convertible preferred stock into common stock, or until the redeemable convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the redeemable convertible preferred stock warrant liability will be reclassified to redeemable convertible preferred stock or additional paid-in-capital, as applicable. We use management judgment to estimate the fair value of these warrants, and these estimates could differ significantly in the future. The redeemable convertible preferred stock warrant liabilities will increase or decrease each period based on the fluctuations of the fair value of the underlying security. We expect the fair value of the warrants to increase leading up to this offering, but we do not expect any future charges following the completion of this offering as the redeemable convertible preferred stock warrants outstanding will automatically convert into common stock warrants upon the consummation of this offering.
Income Taxes
We recognize deferred income taxes for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. We periodically evaluate the positive and negative evidence bearing upon realizability of our deferred tax assets. Based upon the weight of available evidence, which includes our historical operating performance, reported cumulative net losses since inception, and difficulty in accurately forecasting our future results, we maintained a full valuation allowance on the net deferred tax assets as of December 31, 2015 and 2016. We intend to maintain a full valuation allowance on the net U.S. deferred tax assets until sufficient positive evidence exists to support reversal of the valuation allowance.
We record unrecognized tax benefits as liabilities and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency Exchange Risk
Our sales contracts are primarily denominated in U.S. Dollars. A portion of our operating expenses are incurred outside of the United States, are denominated in foreign currencies, and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Israeli Shekel, or NIS, and British Pound. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statements of operations and comprehensive loss. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts as of December 31, 2016 and June 30, 2017 would result in a $985,000 and $1.2 million loss, respectively, on our consolidated statements of operations and comprehensive loss. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency.
Interest Rate Sensitivity
As of June 30, 2017, we had cash and cash equivalents of $72.5 million, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant.
Recent Accounting Pronouncements
See Note 1 to our consolidated financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” for more information.

JOBS Act
Under the Jumpstart Our Business Startups Act, we meet the definition of an “emerging growth company.” As such, we may avail ourselves of an extended transition period for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

BUSINESS
Overview
We transform security through visibility. We have pioneered an agentless approach to network security to protect organizations against the emerging threats that exploit the billions of Internet of Things, or IoT, devices connected to organizations’ networks. Over 28 billion devices will be connected to the internet by the year 2020, according to ABI Research, and a growing percentage of them will be used for business purposes through Bring Your Own Device, or BYOD, and Enterprise IoT initiatives. According to the 2017 Strategic Roadmap for IoT Network Technology by Gartner (January 2017), 63 million IoT devices will be attempting to connect to the enterprise network each second by 2020. While IoT brings tremendous value to an organization, the traditional approach of relying on a corporate-installed software agent to secure a device has significant limitations in today’s world. Organizations cannot effectively deploy agents on non-corporate-issued devices and many Enterprise IoT devices are developed using a wide variety of platforms and operating systems that cannot support agents. As the volume and variety of devices increases, organizations’ abilities to manage devices decreases, creating a major gap in visibility.
The threat landscape is rapidly evolving, and attackers are now leveraging the gap in device visibility to gain access to organizations. New attacks are stealthy, targeted, and pervasive. These attacks target known and unknown software vulnerabilities and can persist for months undetected inside a network. As organizations invest billions of dollars to protect their traditional devices—personal computers, servers, and mobile systems—attackers are shifting their focus to the less secure BYOD and IoT devices, which have exponentially increased the attack surface within organizations. Attackers use these unsecured devices and a lack of IT control to enter a network and traverse through systems, gathering information before executing an attack. The response to such attacks is often both uncoordinated and manual because existing security systems operate in silos and security teams often lack the ability to share information and coordinate an attack response.
Organizations need a new approach to security that gives them the ability to see and control the devices connected to their networks. Over the past ten years, ForeScout has developed proprietary agentless technology that discovers and classifies IP-based devices in real time as they connect to the network and continuously monitors and assesses their security posture. Our solution supports heterogeneous wired and wireless networks, as well as both virtual and cloud infrastructures, while scaling to meet the needs of globally distributed organizations. We have built an extensive repository of policies that control how devices are expected to behave on the network. When a device deviates from a policy, we can immediately take action. Additionally, we offer more than 70 bi-directional workflow integrations with third-party systems that allow us to share contextual data on devices, enforce access policies, and automate security responses.
Our solution is sold as either a physical or virtual appliance through a perpetual software license, with each appliance designed to manage a certain number of connected devices within an organization. As the number of devices in the organization increases, customers purchase additional appliances. End-customers typically initially deploy our solution across a region or across their wired or wireless network, then expand their usage to cover additional regions and networks. After customers achieve enhanced visibility and control of their devices, they can deploy new use cases that leverage third-party integrations licensed as add-on modules. Increasingly, we are seeing larger initial roll outs as customers recognize their significant visibility gaps and our ease of deployment. We had 28 annual end-customer deals over $1 million in fiscal 2016.
We sell into all industries and into organizations of all sizes, with a focus on those that are highly regulated or with a large footprint of transient devices. These industries include financial services, healthcare, government agencies, retail, and education. We target the largest accounts in each industry first to establish reference accounts for that sector. As of June 30, 2017, we have sold to over 2,500 end-customers in over 70 countries, including 17% of the Global 2000, since our inception. We utilize a high-touch direct sales force with deep security expertise and strong industry relationships. We are one of the only security providers in our market that is not part of a larger networking organization. This allows our sales representatives to solely focus on selling the value proposition of visibility and control. We sell our products predominantly through a network of value added resellers and systems integrators that provide a broad reach into various segments of the market across geographies.
We have experienced rapid growth in recent periods. For the years ended December 31, 2014, 2015, and 2016, our revenue was $71.1 million, $126.0 million, and $166.8 million, respectively, representing year-over-year growth of 77% and 32%, respectively. For the six months ended June 30, 2016 and 2017, our revenue was $68.7 million and $90.6 million, respectively, representing period-over-period growth of 32%. For the years ended December 31, 2014, 2015, and 2016, our net loss was $44.0 million, $27.3 million, and $74.8 million, respectively. For the six months ended June 30, 2016 and 2017, our net loss was $39.6 million and $47.7 million, respectively.

Industry Background
Enterprises lack full visibility into devices connected to their networks
Increase in the number and diversity of devices
An increasing number and variety of devices are entering and connecting to enterprise networks every day that are not manageable by IT departments. These devices include employee BYOD, such as smartphones, laptops, and tablets that are not owned by organizations, non-employee BYOD, such as devices owned by third-party contractors and others doing business within enterprises, and an increasing number of IoT devices used for corporate purposes, including point-of-sale machines, heating and air conditioning systems, printers, security cameras, and medical devices. While once a small percentage of the IT landscape, we believe that today these types of devices can account for up to 75% of devices connected to an organization’s network. Historically, enterprises have been able to install an agent, or small piece of software, onto a corporate-managed device to secure and manage the device, and to gather characteristics about the device when it connects to a network. By integrating with an agent, organizations have been able to make a determination as to whether or not to allow a device onto a network. However, as corporate-managed devices become a smaller percentage of the total population and as BYOD and IoT become a larger percentage of the total population, this agent-based approach no longer works. IT departments cannot force users to install agents on BYOD devices and many IoT devices do not have the ability to install agents.
Increase in operating system diversity and standards
The increase in volume and diversity of connected devices has coincided with the rapid growth of new operating systems running on these devices. Traditional corporate devices typically run on open standard operating systems such as Windows, Linux, iOS, and Android. For decades, agent-based systems have worked with standard operating systems because there were few options available and it was possible to create different versions of software for each operating system. However, new device types are increasingly developed with specialized operating systems specific to each device and closed to integrations, which can lead to a vast number of operating systems in the market. This trend has made it technically unfeasible and impractical to build different versions of agent-based software for each new operating system in the market. The diversity of operating systems further complicates the management of new devices by IT departments.
Pace of new technology adoption
The fast pace of new technology adoption further complicates the visibility and manageability problem. Technology is refreshed continuously and employees expect to use new technology and have real-time access to systems, regardless of the device they are using. IT departments cannot test new technologies fast enough to keep up with the pace of change, and the default action is often to allow devices onto the network, without a consistent security policy. As more unsecured devices are allowed onto the network, the surface area of attack grows.
Adoption of cloud technologies has resulted in more complex IT environments further reducing visibility
Enterprise networks are undergoing significant change, contributing to the lack of visibility and control over IT assets. The disappearing enterprise perimeter, increase in virtualization technology and movement of workloads to the public cloud have resulted in decentralized management of IT assets as more people have direct access to virtual and cloud-based resources. The rapid adoption of cloud service providers, such as Amazon Web Services, Google Cloud, and Microsoft Azure, for applications and computing has changed the data center from a fairly static and controlled environment to a more dynamic and de-centralized environment. With increasing frequency, organizations are accessing devices in the cloud, including physical and virtual servers, and users are connecting to cloud-based environments from disparate locations. Unlike on-premise data centers which can favor infrastructure from a single vendor, cloud environments are heterogeneous, integrating a wide variety of system types and vendors. Device visibility and control needs to apply to all devices, no matter where they are located, and be able to integrate into a heterogeneous network and computing environment.
Existing security solutions operate in silos
The average enterprise uses 75 distinct security products, according to public statements by a representative of Symantec Corporation. These solutions can be effective at determining what is good and bad based on their own intelligence and preventing an attack if it falls within the scope of their specific capability. However, point solutions generally have limited ability to leverage information generated by other solutions in order to gain a better understanding of a potential threat or coordinate a multi-system response to a threat.
Many security solutions generate alerts when they sense an attack, triggering human involvement by security teams to review alert data and determine the best course of action based on judgment. These security solutions often generate false positives and a high volume of alerts, which can result in no response, or a manual and slow response, as IT teams must gather data from multiple systems to piece together a storyline and make a determination about how to respond. In many cases, gaps in the manual review process can result in alerts not being properly investigated and followed through to completion. Human-based processes face significant challenges scaling to meet the demands of an increasingly complex and dynamic security environment.
More cyberattacks are entering organizations by leveraging gaps in network visibility and vendor silos
The significant increase in undetected and unmanaged devices on a network has increased the surface area of attack for enterprises as cybercriminals target less secure devices with the same access levels as corporate-managed devices (i.e., desktops and corporate laptops). Today, organizations face adversaries that are more sophisticated and keenly aware of safeguards designed to defend networks from malicious threats. These adversaries seek to exploit areas of vulnerability where threats can enter undetected and remain within a network for an extended period of time before executing an attack. Once in, hackers can move laterally, communicating across a distributed network and infiltrating a wide range of devices with malicious malware. Examples of recent cyberattacks illustrating these trends include:

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Dyn, Inc. (DDoS attack using IoT)—October 2016: Hackers executed a massive Distributed Denial of Service, or DDoS, attack on Dyn, a company used to provide core internet services to a number of web-based businesses including Amazon, Twitter, Netflix, Spotify, Airbnb, and the New York Times, among many others. Using approximately 100,000 IoT devices such as security cameras, printers, cell phones, and DVRs, hackers were able to direct an overwhelming amount of traffic at Dyn servers, overloading the servers and taking down the services reliant upon Dyn. Critical business applications were unavailable for hours, affecting thousands of businesses. Since then, the same Mirai Botnet used in the Dyn attack has been used to perpetuate several other IoT-led DDoS attacks.

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Sony Pictures Entertainment (disabling of anti-virus agent)—November 2014: Hackers, believed to be from North Korea, were able to enter Sony’s network using stolen credentials. Once inside the network, they disabled the anti-virus software agent running on a server and made the server think it was still running. Other systems inside Sony were not able to detect the vulnerable server or interrogate adjacent machines to assess the security posture to stop the spread of malware. With the agent disabled, hackers were able to infiltrate Sony’s network and steal highly confidential information, before erasing hard drives and disabling e-mail systems. The attack took less than one hour to execute, but the malware had lived inside Sony’s network, undetected by other systems, for two months.

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The Home Depot, Inc. (malware on POS machine)—November 2014: Over a six month period, hackers stole over 56 million credit and debit cards and other personal customer information, such as email addresses, resulting in the largest breach on record at the time. Hackers leveraged stolen credentials from a third-party vendor and migrated from the third-party vendor system into Home Depot’s main network, eventually infiltrating and planting malware on over 7,500 self-checkout POS systems across the nation.

Addressing the device visibility problem is one of the next major enterprise priorities in the evolution of the security industry
Over time, the evolution of new threat vectors has resulted in the introduction of new markets in security and caused a major change in cybersecurity spend.

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In the 1990s, the transition from mainframe to client-server architecture, in conjunction with the introduction of the Windows OS, led to the proliferation of new viruses that would infiltrate computer systems and spread throughout a network. The anti-virus market developed in response to these threats, protecting predominantly Windows PCs with signature-based defense. According to IDC, this market grew to $4.2 billion in 2015.

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In the mid-2000s, more prevalent instances of data exfiltration from organizations by company insiders and Nation States led to significant new spend on data loss prevention and encryption software to prevent data breaches.

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In the 2010s, the onset of more sophisticated and zero-day attacks directed at specific companies led to a shift in security spend. The attack on Sony Pictures Entertainment, believed to be by North Korea to prevent the release of the film “The Interview,” is an example of such an advanced threat. New industry-wide spending related to advanced and persistent threats and endpoint detection and response emerged to combat these new and more damaging threats.

Today, the lack of visibility caused by the proliferation of new devices and operating systems has created the need for a new control point in security. The number of IP-based devices is rising at the same time manageability of those devices is declining. The gap demonstrates increasing vulnerability and a widening surface area of attack. We believe solving the visibility problem will become the first and most important line of defense in preventing previously undetected attacks.
Traditional NAC technology has significant limitations
The Network Access Control, or NAC, market began in 2003 as a means to drive the sales of network infrastructure products. The core technology and functionality of traditional NAC technology still exists today, but has seen limited innovation by large networking vendors since its inception and has significant limitations in today’s world.
Reliant on agents to detect devices
NAC technology relies on an 802.1x supplicant, or agent, installed on a device to allow companies to authenticate corporate-managed devices as they attempt to connect to the network. These solutions cannot detect certain devices, including BYOD and IoT devices, which do not have a corporate-installed agent, or run operating systems that cannot integrate with agents. To address this problem with traditional NAC technologies, enterprises have to whitelist all of the devices that cannot accept an agent, which is administratively impractical.
Limited functionality
The core functionality of a NAC solution is control, or the ability to allow or deny access to a network based on the authentication of the device at a single point in time. This “on or off” determination often does not provide organizations the flexibility to move a device to a more secure network, limit the device access to the network, or alert third-party security systems or IT administrators to a problem. Further, these systems do not continuously assess the security posture of the device after a connection is made. Because the core functionality is control, NAC does not coordinate with other third-party systems to automate a response to a threat.
Dependent on vendor-specific systems
Because the NAC market was established to drive sales of network infrastructure products, traditional NAC solutions are often dependent on vendor-specific switches and routers and are designed to only work with these systems. Organizations are then limited in their ability to adopt new technologies, or run in heterogeneous environments, such as the public cloud. Traditional vendors often bundle NAC products into a broad network solution, so they lack the ability or motivation to enable these products to work across heterogeneous environments.
Enterprises need a solution that addresses today’s network complexities and dynamic threat environment
Enterprises must address the device visibility problem and close the gap between device proliferation and device manageability. We believe that effective solutions to solve this problem require the following characteristics:

•	Agentless. Ability to detect a broad range of devices connecting to a network by integrating directly with network infrastructure, without relying on a corporate-installed agent.

•	Continuous. Ability to provide continuous visibility into connected devices after initial authentication.

•	Automated. Ability to immediately and automatically determine what to do with a device based on policy and behaviors.

•	Integrated. Ability to share and enrich data among systems to better understand the context of an environment and of device posture to automate a response.

•	Heterogeneous. Ability to work across multi-vendor platforms and provide the same level of visibility and control to devices on-premise, in the cloud, or in hybrid environments.

•	Scalable. Ability to scale within an enterprise, providing the same level of service across an environment as the number of devices grows.
Our Solution
We provide visibility and control solutions to a broad range of organizations. We have spent over a decade developing proprietary technology that allows us to discover IP-based devices as they connect to a network, classify them based on characteristics, assess their security posture based on policy and behaviors, and take action on those devices, all without the use of an agent.
Key benefits of our solution include the following:

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Greater visibility into devices connected to the network. Because our solution discovers the increasing proportion of IP-based devices that do not have agents, our end-customers have reported seeing up to 60% more devices on their network than previously known. We provide increased visibility into devices regardless of their physical location— on-premise, in the public cloud, in corporate data centers, or branch offices.

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Continuous visibility. Our solution sees devices when they connect to the network and at all times while connected. We have the ability to detect a change in device posture, such as outdated or broken agents, as well as determine when a device is not acting the way we believe it should based on our extensive repository of behaviors developed over the past 15 years.

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Automated control based on policy. Once our solution discovers and classifies devices, it provides organizations a choice of what to do with these devices based on granular compliance and security policies. Organizations can set their own specific security policies upon connection. Examples of how we enforce an organization’s security policies could include the following:

–	Ensure latest anti-virus software is installed;

–	Limit third-party contractors to a section of the network that only provides access to required resources;

–	Update encryption software before connecting;

–	Block a device from the network if it fails to meet policy, such as a non-sanctioned device;

–	Apply device specific policy to categories of devices, such as printers; and

–	Immediately remove from a network if behaviors change from policy.
Once the security posture of a device is determined, we provide many options beyond allow or deny for network access, including segmenting to a more secure VLAN, alerting IT teams or third-party systems of potential threats, or quarantining devices from the network. Our solution enforces these policies automatically, without the need for human involvement.

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Orchestration of actions between systems. Our solution enables third-party systems to share data to gain better context of device posture and orchestrate an automated response. We have built integrations with leading providers in the firewall, security information and event management, advanced threat detection, vulnerability assessment, endpoint protection, endpoint detection, and response markets, among others. Our technology extends the value of an organization’s existing security investments by interconnecting fragmented security tools. Examples of actions we can affect through our orchestration capabilities include:

–	Trigger Rapid7 or Qualys to run a real-time vulnerability assessment at time of connection;

–	Receive an indicator of compromise from FireEye or Palo Alto Networks and remove impacted devices from the network;

–	Provide Palo Alto Networks next-generation firewall, or NGFW, with device context (type, function, posture, user) to enable dynamic network segmentation; and

–	Share with Splunk real-time device information for accelerated incident identification and automated response.

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Integrated across a heterogeneous environment. We are one of the only independent companies in our market that is not owned by a large networking company. We integrate with a diverse group of switches, routers and servers and are not constrained by a single vendor dependency. Our ability to integrate with all major network infrastructures is particularly important as workloads move to the cloud and organizations utilize heterogeneous environments serviced by many vendors. This independence allows us to be more adaptive as technologies evolve and provides end-customers with ease of implementation, freedom from vendor lock-in, and resilience to upgrade and refresh cycles.

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Scalable to cover the increasing number of devices on a network. We grow as more devices come online in the enterprise. As of June 30, 2017, we had sold products with licenses covering over 42 million devices. Our high-end appliances can manage 10,000 devices and we can have multiple appliances within a single environment. We support organizations of all sizes and scale, with our largest end-customers using us to manage over one million devices on the network. While many of our end-customers expand their initial deployment by department or use case, increasingly our end-customers are deploying initial multi-million dollar enterprise-wide deployments based on the value they see during a proof of concept.

Our Market Opportunity
According to Gartner, a total of $30 billion was expected to be spent on enterprise security software and equipment in 2016. However, today’s threat landscape is evolving faster than the security market and new technologies are constantly emerging to target the new and more sophisticated and dynamic threat vectors initiated from hackers and Nation States. Organizations are adopting more technology from emerging vendors that have innovative solutions to address new forms of threats. The massive increase in BYOD and IoT devices presents a major security gap in organizations and increases their surface area of attack. Organizations have a strategic imperative to gain visibility over devices connected to their network in order to stop the proliferation of malware. We believe visibility and control solutions represent the next major control point in security, and as such, will garner a greater share of overall security spend over time as traditional defenses become less relevant in today’s dynamic threat environment.
We internally estimate that the total addressable market, or TAM, for our solution is approximately $8.6 billion for 2016. We expect our TAM to increase as the number of addressable devices is projected to nearly double over the next four years. To calculate our TAM, we first derived the total number of addressable devices within organizations worldwide based on independent third-party data, which includes global corporate-managed devices, BYOD devices, and IoT devices that would be found in an enterprise IT environment. We then excluded addressable devices that we believe are attributable to organizations that are currently outside of our core target market. For the purposes of this calculation, we define our core target market as enterprises with annual revenue greater than $500 million and government agencies. Using third-party data, we estimated the ratio of employees in organizations within our core target market to total employees in organizations worldwide. Next, we multiplied this ratio by the total number of addressable devices in organizations worldwide to estimate the total number of addressable devices in our core target market.  Finally, we multiplied the total number of addressable devices in our core target market by a conservative assumed average sales price per device.

Our Competitive Strengths
We believe we have several competitive advantages that will enable us to maintain and extend our market position as the pioneer of visibility and control solutions. Our key competitive strengths include:

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Ongoing product innovation. In 2006, we made the strategic decision to develop an agentless architecture. Our core technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies. We constantly innovate on our products and have made improvements in areas such as device classification, network system integration, scalability of ForeScout Enterprise Manager, user interface, and high availability. In 2012, we introduced our first Extended Module, enhancing our solution by adding third-party integrations and orchestration capabilities. Our large-scale competitors still rely on agent-based solutions and lack the motivation to re-architect their solutions.

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Rapid time to value. Organizations often begin realizing the benefit of our solution almost immediately after implementation as they see substantially more devices on their network than previously known. We have customers that have deployed our solution across hundreds of thousands of devices in less than 90 days. Increasingly, customers are deploying our solution more broadly after an initial proof of concept to cover wired networks (on-premise), wireless networks (remote and visitor devices), data centers, and branch offices. We can support a gradual implementation or large initial enterprise-wide deployment depending on our customer’s needs.

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Broad appeal of our product across diverse customer base. We serve customers of all sizes across diverse industries and have seen particularly strong demand from customers in highly regulated industries, such as financial services, healthcare and government agencies, where the impact of an attack can be particularly severe. We also see high demand from industries with a large volume of transient devices, such as education and retail. Our customers include some of the largest enterprises in the world. As of June 30, 2017, we had sold to 17% of the Global 2000, since our inception. We are deeply integrated into our customers’ security infrastructure and have a long-term, loyal base of customers with many relationships spanning over 10 years.

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Recognized market leadership. We have received multiple innovation awards from industry analysts and publications, including Frost & Sullivan, SC Magazine, Network Computing, Forbes, and CRN. We recently received the JPMorgan Chase Hall of Innovation Award for Transformative Security Technology. We believe our market reputation makes us one of the most prominent vendors in an increasingly important segment in security.

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Global market reach driven by direct and indirect sales strategy. We are a sales-focused organization. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success. We are one of the only vendors in our market solely focused on visibility and control and as such, our sales representatives are solely focused on selling the standalone value of our products. To many of our competitors, our category represents a relatively small portion of their overall revenue. We are also investing in our channel partners to expand our reach across organizations and geographies.

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Strong leadership team of security experts. Our management team has extensive security domain expertise with a proven track record of scaling and running profitable businesses. Our Chief Executive Officer, Michael DeCesare, has over 25 years of technology industry experience, including as President of Intel Security and Executive Vice President of Worldwide Sales at McAfee. We have a deep bench of talent at the executive level, with years of industry experience at McAfee, Symantec, Tanium, and HP Enterprise Company. Our board of directors includes current and former leaders of leading public security companies including Symantec, FireEye, and McAfee.

Our Growth Strategy
We intend to execute on the following growth strategies:

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Expand within our existing end-customers as more devices enter the enterprise. We expect to grow within our end-customer base as more devices come online within the enterprise. Our product revenue is directly tied to the number of licensed devices managed by our solution, therefore we sell more product as more devices come online. As of June 30, 2017, we had sold products with licenses covering over 42 million devices.

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Expand within our existing end-customers as we expand to new parts of their network. End-customers often expand usage of our products as they realize the value and applicability to other areas within an organization. We expect to grow as our end-customers broaden their use of our solution across wired networks (on-premise), wireless networks (remote and visitor devices), data centers, branch offices, geographies, and public cloud environments.

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Grow global end-customer base. We have invested significantly, and plan to continue to invest, in our sales organization to drive new end-customer growth. Between December 31, 2014 and June 30, 2017, we have grown the number of quota-bearing sales representatives by 173% with the majority focused on the Global 2000 and government agencies. As of June 30, 2017, our current base of end-customers includes 17% of the Global 2000, representing a significant opportunity to expand our market reach. In the future, we also plan to increase sales to mid-size enterprises.

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Increase sales of our Extended Modules. We are seeing strong demand for our Extended Modules as end-customers increasingly require coordinated information sharing and policy-based security enforcement across their networks. Our Extended Modules had an attach rate of approximately 30% as of December 31, 2016, which represents the annual value of Extended Modules as a percentage of CounterACT sales on orders where both products are sold together or subsequent stand-alone Extended Module sales. As of June 30, 2017, we had 25 Extended Modules. We have also established an Alliance Partner program that allows us to productize these integrations and leverage joint go-to-market efforts. Today, we have an Alliance Partnership with FireEye, one of our related parties. See the section titled “Certain Relationships and Related Party Transactions — Our Relationship with FireEye, Inc.” for additional information.

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Expand our presence in the market by leveraging our ecosystem of channel partners. We will continue to broaden and invest in our channel partner relationships to increase distribution of our products. We are focused on educating existing partners and investing in sales enablement to expand our market reach through our channel partner network, particularly into mid-market enterprises.

Our Products
We offer our solution across three products: (i) ForeScout CounterACT, (ii) ForeScout CounterACT Enterprise Manager, and (iii) ForeScout Extended Modules.
ForeScout CounterACT®
CounterACT agentless technology discovers, classifies, and assesses IP-based devices. CounterACT interrogates the network infrastructure to discover devices immediately as they attempt to connect to the network. Since it does not rely on agents, our end-customers have reported seeing up to 60% more devices on their networks than previously known.
After discovering a device, CounterACT uses a combination of passive and active methods to classify the device based on its type and ownership—e.g., corporate-managed Windows, un-managed iPhone, digital security camera, or MRI device. Based on its classification, CounterACT then assesses the device security posture and allows organizations to set policies that establish the specific behavior the device is allowed to have while connected to a network.

CounterACT collects a rich set of data for each of the devices it sees. A sample of the types of data CounterACT collects include:
Once CounterACT discovers a security problem on a device, its sophisticated policy manager can automatically execute a range of responses depending on the severity of the problem. Minor violations might result in a warning message sent to the end user. Employees and contractors who bring their own devices can be redirected to an automated onboarding portal. Serious violations could result in actions such as blocking or quarantining the device, reinstallation of a security agent, re-starting of an agent (such as third-party antivirus software) or process, triggering the device to retrieve an operating system patch, segmenting to a more secure VLAN, or performing other remediation actions.
The following are examples of various control actions we can take:

ForeScout Extended Modules
Extended Modules expand the see and control capabilities of ForeScout CounterACT. As a result, organizations can share contextual device data with third-party systems, automate policy enforcement across disparate solutions, bridge previously siloed IT processes, accelerate system-wide responses, and rapidly mitigate risks.
24 of our Extended Modules represent integrations across vulnerability assessment (VA), advanced threat detection (ATD), security incidence and event management (SIEM), enterprise mobility management (EMM), endpoint protection (EPP) and endpoint detection and response (EDR), next generation firewall (NGFW), Privileged Access Management (PAM), and IT Systems Management (ITSM) vendors as well as compliance. Additionally, customers can create their own integration using our Open Integration Module (OIM).

Bromium
Check Point
FireEye
paloalto
CITRIX
IBM
vmware
MobileIron
FireEye*
McAfee**
Symantec.
CYBERARK
SCAP
ATD
EMM
EPP/EDR
PAM
COMPLIANCE
ForeScout
SIEM
VA
ITSM
NGFW
CUSTOM
Hewlett Packard Enterprise
IBM
splunk>
QUALYS
RAPID7
tenable
servicenow
Check Point
paloalto
OIM

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*	FireEye includes two modules: FireEye HX, FireEye NX

**	McAfee includes two modules: McAfee EPP, McAfee TIE/DxL
ForeScout CounterACT® Enterprise Manager
Enterprise Manager is our centralized security management solution for global control of all of our appliances deployed on an end-customer network. Enterprise Manager serves as a single pane of glass for every device connected to the end-customer’s network that is managed by a CounterACT appliance at any given time. It is also used to define and manage the device policies. Enterprise Manager is scalable to CounterACT deployments in networks exceeding one million devices.
Our Technology
The key technologies underlying our platform have been built from the ground up to address the visibility challenges of today. Our foundational technologies are: (i) agentless data collection, (ii) an adaptive abstraction layer, (iii) a real time and continuous policy engine, and (iv) distributed and scalable architecture. We have invested over ten years of research and development into our technology and believe it represents a significant competitive advantage for us.
Agentless data collection. Our appliances use a combination of both active and passive methods to discover, classify and assess devices in an organization’s network. Utilizing active discovery methods, we can poll switches, VPN concentrators, and wireless controllers for a list of connected devices. Using NBT scans and NMAP, or via WMI for deeper inspection of corporate-managed devices, we can inspect workstations running Windows, Mac or Linux, without the use of agents. We also deploy passive inspection methods which allows our appliances to receive SNMP traps from switches and wireless controllers, monitor a network SPAN port to see network traffic, and leverage information such as TCP window sizes, session information, HTTP traffic, and DHCP information banners as well as NetFlow traffic data. If 802.1x is implemented, our technology can authenticate 802.1x requests to a built-in or external RADIUS server, and authorize network access. In addition, our technology can import external MAC classification data or request LDAP data. We continue to expand the methods we make available, such as the recently added Power over Ethernet (PoE).
Adaptive abstraction layer. Our abstraction layer is able to ingest billions of packets of raw data across a wide array of heterogeneous network systems. We then consolidate this data into a single pane of glass showing our end-customers a real-time depiction of the devices on their networks by type. Our solution does not require vendor-specific network equipment, upgrades of existing infrastructure, or reconfiguration of each switch and switch port to support 802.1x. As organizations adopt virtual and cloud environments, our technology has the flexibility to integrate with hypervisor technologies and cloud platforms.
The abstraction layer adapts to the IT enterprise environment and continuously enriches its information as organizations make more data available. As an example, organizations can choose to consume only NetFlow data, which is only the metadata of the actual network traffic. With this information, we can expedite detection of new devices, collect device properties such as IP address and session protocols, and understand which devices are talking to each other. If organizations choose to give our technology full access to their network traffic through a SPAN port, we can build on this and provide very granular information such as MAC address, HTTP user agent, device type, applications in use, and the ability to identify malicious traffic.
Real-time and continuous policy engine. CounterACT’s policy engine continuously checks devices against a set of policies that control how devices are expected to behave on the network. While other vendor technologies rely on periodic checks, or queries from an operator, our policy engine can do this continuously and in real-time for over one million devices. Our policies are triggered in real-time based on events occurring on a specific device. These can be network admission events, such as plugging into a switch port or change of IP address, authentication events like those received by RADIUS servers or detected by network traffic, changes in device attributes like user, opening/closing of ports, and specific traffic behavior such as how the device is communicating and what protocol it is using.
The policy engine leverages both infrastructure and host-based controls. At the network switch, our technology can change a Virtual Local Area Network, or VLAN, add an Access Control List, or ACL, or disable a switch port. At a wireless controller, we can blacklist a MAC address or change the role of a user. In addition, our technology can restrict remote VPN users. At the host, our technology can start and stop applications, update anti-virus security agents, disable peripheral devices, and request end-user acknowledgment. The policy engine applies these policies automatically regardless of a device’s location. As the device moves, the policy engine can follow it within the corporate network, cloud, or data center. We determine the type of infrastructure and, based on policy, apply the appropriate control actions.
Distributed, scalable architecture. Enterprise Manager uses distributed computing algorithms so each appliance can independently manage devices within its control. This enables organizations to expand their deployment by simply adding more appliances. Enterprise Manager virtually consolidates the device information from all appliances into a single pane of a glass view for the administrator. The algorithms allow the administrator to search for security related information such as users, processes, services across the entire deployment in real time and retrieve it in seconds.
Our Services
Maintenance and Support Services
We offer technical maintenance and support for our solution, including our Extended Modules, to our end-customers. We provide two levels of maintenance and support, including premium-level support for coverage 24 hours a day, seven days a week on a global basis. Our end-customers receive post-sale support through online portals, email and telephone, managed by a single point of contact.

Professional Services
We offer professional services to end-customers to help them design, plan, deploy, and optimize our solution. We also provide training on CounterACT administration and emerging security best practices. We also provide professional services through our channel partners.
Our Customers
Since our inception, we have sold to over 2,500 end-customers in over 70 countries, including 17% of the Global 2000. We sell into all industries and into organizations of all sizes, including corporations and government agencies. For fiscal 2014, one distributor represented 13% of our total revenue. For fiscal 2015, one distributor, one VAR, and one end-customer represented 14%, 11%, and 10% of our total revenue, respectively. For the year ended December 31, 2016, three distributors represented 24%, 14%, and 13% of our total revenue, respectively. For the six months ended June 30, 2017, three distributors represented 31%, 20%, and 19% of our total revenue.
Customer Case Studies
The following are examples of how certain of our representative end-customers have selected, deployed, and benefited from the use of our solution.
E*Trade
Problem: E*Trade’s primary challenges revolved around visibility, specifically for a real-time asset inventory to identify devices accessing its network, while routing out rogue devices with malicious intent.
Solution and Benefits: After an evaluation period and proof of concept with three vendors, ForeScout was chosen for its ease of use and vendor agnostic design in 2014, which is ideal for E*Trade’s complex, heterogeneous network environment. Additionally, with many managed and unmanaged devices, various networking equipment, and IoT devices including printers, security cameras, badge scanners, and more, ForeScout’s agentless approach could provide E*Trade with all the visibility and control it needed to discover and classify devices across its diverse infrastructure. E*Trade initially rolled out CounterACT to deliver visibility into the devices accessing its network. In the second phase to eradicate the threat of rogue devices attempting to infiltrate the network for confidential data, E*Trade moved into asset control. Deploying ForeScout has helped E*Trade eliminate the threat of rogue devices, by identifying and then blocking their access to the network, alleviating a big gap in its security spectrum. Additionally, ForeScout has helped E*Trade realize even greater value from its existing investments with Rapid7, Inc., HP Enterprise Company’s ArcSight, and VMware, Inc.’s Airwatch by sharing information for better visibility and control using ForeScout as the real-time enforcement point.
RWJBarnabas Health
Problem: RWJBarnabas Health (RWJBarnabas) is New Jersey's largest integrated healthcare delivery system comprised of hospitals, clinics, and ambulatory centers throughout the state. RWJBarnabas needed real-time visibility to identify, classify, and control the devices that access its network. In addition, RWJBarnabas had compliance requirements, like HIPAA and HITECH, and needed to maintain a strong security posture without impeding medical care, automate endpoint policy compliance and remediation, and accommodate vendor-owned-and-managed systems. Furthermore, as RWJBarnabas continues to grow through acquisitions, it needed a way to identify, classify, and control devices so as to quickly and securely integrate acquired networks into RWJBarnabas.
Solution and Benefits: In 2015, RWJBarnabas first selected and deployed CounterACT. Leveraging CounterACT, RWJBarnabas has gained visibility and control across a diverse set of devices accessing its network, including laptops, mobile devices, medical devices, virtual machines, and more. CounterACT helps to ensure these devices meet endpoint compliance through automated remediation. And with its mergers and acquisitions activity, CounterACT provides an efficient and secure way for RWJBarnabas to classify, grant, limit, or block network access to the devices on the new entity's network while at the same time providing a comprehensive inventory of acquired IP-based device assets. Lastly, RWJBarnabas has gained additional value from its existing security tools by deploying Extended Modules to share information with its security information and event management and mobile service management solutions as well as other network monitoring tools across both wired and wireless networks.

United States Army Medical Command
Problem: The United States Army Medical Command (MEDCOM) provides a variety of medical, training, and research services to military beneficiaries worldwide through 39 medical facilities and over 20 research labs and administrative agencies. This includes more than 70,000 personnel and 300,000 network connected devices within MEDCOM facilities, organizations and field operating agencies that require access to the MEDCOM network for the delivery of healthcare services. MEDCOM’s challenge revolved around endpoint security and the need to identify and authenticate devices as they connect, in real-time, to the network while quarantining non-compliant devices.
Solution and Benefits: In 2012, MEDCOM first selected and deployed CounterACT. In its initial deployment phase, CounterACT was used to provide visibility into devices accessing MEDCOM’s network. Following its success with device visibility, MEDCOM then moved forward with real-time, on-demand application and software inventorying to identify applications on each device and ensure they met defined criteria. This included leveraging CounterACT to enforce policy driven access control, enabling MEDCOM to grant, limit, or block access for wired, WiFi, mobile, and IoT devices accessing the network. In its latest phase, MEDCOM rolled out two of the ForeScout Extended Modules, McAfee’s ePolicy Orchestrator and Microsoft’s Systems Center Configuration Manager.
United States Marine Corps
Problem: The U.S. Marine Corps (USMC) faced the challenge of getting comprehensive visibility over the millions of devices connected to its network across hundreds of locations across the globe. The USMC also viewed their existing security solutions as lacking the ability to provide real-time network device visibility, critical to eliminating potential network and device vulnerabilities and acting as a fundamental means of protecting both non-classified and classified enclaves across the organization.
Solution and Benefits: US Marine Corps Installations East (MCIEAST) under the direction and authority of HQMC C4 began a project in 2011, known as Comply to Connect. This project determined that ForeScout CounterACT was the foundation product of choice for discovery and classification. The USMC realized rapid benefits of ForeScout’s agentless solution and was able to identify a range of devices connected to its network that were previously hidden from the USMC’s IT department and then continuously profile the devices in order to gain greater insights into the devices connected onto its networks. Comply to Connect, or C2C, was incorporated into the 2017 National Defense Authorization Act, or NDAA, and was signed into law in February 2017. After recognizing the benefits of the ForeScout solution, the USMC expanded ForeScout’s deployment across the organization in a phased approach, with over 180,000 devices accessing the USMC networks under ForeScout management.
Sales and Marketing
Sales
We deploy a direct-touch channel-fulfilled strategy. Our sales cycle is typically six to 12 months, depending on the industry and size and scope of deployment. We have a direct field sales team and a dedicated team focused on managing relationships with our channel partners and working with our channel partners to support our end-customers. We expect to continue to grow our sales headcount in areas of highest demand for our solution. Generally, our sales representatives have become more productive the longer they are with us, with limited productivity in their first few quarters as they learn to sell our products and participate in field training. We focus our sales management efforts on helping our sales representatives increase productivity as they become more seasoned. As of June 30, 2017, 75% of our sales representatives have been with us for less than two years.
Our sales team is supported by sales engineers with deep technical expertise who are responsible for pre-sales technical support, solutions engineering for our end-customers, proof of concept work and technical training for our channel partners.
Marketing
Our marketing efforts are focused on building brand reputation and awareness to generate customer demand and build a strong sales pipeline, working in conjunction with our channel partners around the globe. Our team consists of corporate marketing, product marketing, partner marketing, field and digital marketing, account/lead development, operations, social media, public relations, and corporate communications. Marketing activities include demand generation, managing our corporate Website and partner portal, trade shows and conferences, press, and analyst relations. Our sales development representatives also qualify sales leads and facilitate face-to-face meetings with potential customers. We actively drive thought leadership and tell our technology story by engaging industry analysts and top journalists at business and trade publications, as well as direct to customers via social media and other digital marketing channels.
Partner Ecosystem
We actively foster and develop our partner ecosystem to find and work with high quality partners who provide our solution to end-customers. Our sales force and strategic alliance group are responsible for cultivating these partnerships to establish new opportunities for delivering our solution to new and existing customers.
Channel Partners
We leverage the global breadth and reach of the channel ecosystem, including value-added resellers and distributors, to fulfill orders and sell to our mid-market customers. We dedicate significant resources to building in-depth relationships with our channel partners, including marketing, technical, and sales support to assist in jointly sourcing and closing sales opportunities. Our channel partners include Optiv Security, Inc., Westcon Group Inc., Dimension Data Holdings plc, and Forsythe Solutions Group Inc.
Alliances Partners
We have established an Alliance Partner program that allows us to productize technical integrations with third-party security vendors and leverage joint go-to-market efforts. Today we have an Alliance Partnership with FireEye.
Research and Development
We invest substantial resources in research and development to consistently enhance features and capabilities of our solution. Our research and development team is located in Tel Aviv, Israel, San Jose, California, and Dallas, Texas. Research and development expense totaled approximately $12.3 million, $17.8 million, and $31.5 million for the years ended December 31, 2014, 2015, and 2016, respectively. We plan to continue to significantly invest in resources to conduct our research and development effort.
Competition
We operate in the intensely competitive network security market that is characterized by constant change and innovation. The threat landscape is growing faster than the security market, drawing new providers and new functionality from existing providers to address dynamic threat vectors. We compete with security providers in the following categories:

•	the large networking vendors, Cisco and HP Enterprise Company; and

•	independent security vendors that offer products that perform some of the functions of our solution.
The principal competitive factors in our market include:

•	effectiveness;

•	features and functionality;

•	global support capabilities;

•	scalability and overall performance;

•	time to value;

•	integration capabilities with heterogeneous network infrastructure and security tools;

•	brand awareness and reputation;

•	strength of sales and marketing efforts;

•	size and scale of organization;

•	price and total cost of ownership; and

•	customer return on investment.
We believe we compete favorably with our competitors on the basis of these factors as a result of the features and performance of our solution, the ease of integration of our products with network infrastructure, and the breadth of our capabilities. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, deeper customer relationships, broader distribution, and larger and more mature intellectual property portfolios.
Manufacturing
The manufacturing of our products is outsourced to a single third-party contract manufacturer, Arrow Electronics, Inc., or Arrow. This approach allows us to reduce our costs by decreasing our manufacturing overhead and inventory and also allows us to adjust more quickly to changing end-customer demand. Arrow assembles our product using design specifications, quality assurance programs and standards that we establish, and it procures components and assembles our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based on historical trends and analysis from our sales and product management functions as adjusted for overall market conditions.
We have entered into a written agreement with Arrow pursuant to which Arrow manufactures our product. This agreement continues in effect until either party terminates, with or without cause, by giving 90 days prior written notice.
Seasonality and Backlog
We experience seasonality in our business, with sales generally stronger in our third and fourth fiscal quarters. For this reason, we do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period as such orders may be rescheduled by our partners without penalty or delayed due to inventory constraints.
Intellectual Property
Our success depends in part upon our ability to protect our core technology and intellectual property. We rely on, among other things, patents, trademarks, copyrights, and trade secret laws, confidentiality safeguards and procedures, and employee non-disclosure and invention assignment agreements to protect our intellectual property rights. We have five U.S-issued patents, which expire between November 24, 2019 and November 13, 2033, nine patent applications pending in the United States, and one pending foreign counterpart patent application in a non-U.S. jurisdiction. We also have two issued foreign counterparts of one of these patents. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.
We control access to and use of our proprietary software, technology and other proprietary information through the use of internal and external controls, including contractual protections with employees, contractors, end-customers, and partners, and our software is protected by U.S. and international copyright, patent, and trade secret laws. In addition, we intend to expand our international operations and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.
See the section titled “Risk Factors—Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations” for additional information.
Employees
As of June 30, 2017, we had 809 employees, including 805 full-time employees.
None of our U.S or Israeli employees is represented by a labor organization or is a party to any collective bargaining arrangement. None of our employees located in France, Spain, and Germany are currently covered by industry-wide collective bargaining agreements. We have never had a work stoppage, and we consider our relationship with our employees to be good.

Facilities
Our corporate headquarters is located in San Jose, California in a facility consisting of approximately 95,950 square feet of office space under a lease that expires in 2026. Our major engineering center is located in Tel Aviv, Israel. We maintain additional offices throughout the United States and various international locations, including Australia, Canada, China, Germany, Hong Kong, Japan, the United Arab Emirates, and the United Kingdom. We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that suitable additional or alternative space will be available to accommodate the expansion of our operations if needed.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
On October 24, 2017, Network Security Technologies, LLC, or NST, filed a lawsuit against us in the United States District Court for the District of Delaware, alleging that we infringe U.S. Patent Nos. 8,234,705 and 9,516,048.  Based upon our preliminary review of these patents, we believe we have meritorious defenses to NST’s claims and intend to vigorously defend the lawsuit. However, the outcome of any litigation is inherently unpredictable, and as a result of this litigation, we may be required to pay damages or seek a license or other right to continue to deliver an unmodified version of CounterAct, which may not be made available to us at all or which may require us to pay ongoing royalties and comply with unfavorable terms.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information as of September 30, 2017 concerning our executive officers and individuals who currently serve on our board of directors.

Name	Age	Position(s)
Executive Officers
Michael DeCesare	52	Chief Executive Officer, President, and Director
Christopher Harms	51	Chief Financial Officer
Pedro Abreu	45	Chief Strategy Officer
Darren J. Milliken	47	Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer
Non-Employee Directors
Yehezkel Yeshurun	67	Chairman of the Board
David DeWalt(1)	53	Vice-Chairman of the Board
James Beer	56	Director
T. Kent Elliott (1)(2)	64	Director
Theresia Gouw(1)(3)	49	Director
Mark Jensen (2)	67	Director
Rami Kalish(1)(3)	61	Director
Enrique Salem(2)(3)	51	Director
_____________________

(1)	Member of our nominating and corporate governance committee.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

Executive Officers
Michael DeCesare has served as our President and Chief Executive Officer and as a member of our board of directors since March 2015. Prior to joining ForeScout, Mr. DeCesare served in a variety of executive roles at Intel Security, previously McAfee Security, a computer security software company and wholly-owned subsidiary of Intel Corporation, from October 2007 to February 2015, including as President and as Executive Vice President, Worldwide Sales and Operations. Prior to joining Intel Security, Mr. DeCesare served as Senior Vice President of Worldwide Field Operations for Documentum, an enterprise content management company, from January 2001 to September 2007, during which time the company was acquired by EMC, a cloud computing, data storage, IT security, and big data company. Following the acquisition in December 2003, Mr. DeCesare served as Senior Vice President of EMC Software, a division of EMC, that included Documentum. Prior to joining Documentum, Mr. DeCesare served as Vice President of Field Sales at Oracle, a cloud application and platform services company, from February 1989 to June 2000. Mr. DeCesare holds a B.A. in Communications from Villanova University.
Mr. DeCesare was selected to serve on our board of directors because of the operational perspective he brings as our President and Chief Executive Officer and his extensive experience leading and growing technology companies.
Christopher Harms has served as our Chief Financial Officer since March 2013. From July 2011 to January 2013, Mr. Harms served as Chief Financial Officer of Socialware, Inc., a social media compliance platform acquired by Proofpoint, Inc. in November 2015. From January 2011 to July 2011, he served as a Program Director, Software Group, Industry Software Solutions Group, Market Strategy & Development at International Business Machines Corporation, or IBM, a manufacturer of computer hardware, middleware, and software. From August 2009 to January 2011, Mr. Harms served as the Chief Financial Officer of PSS Systems Inc., a provider of information governance software solutions, which was acquired by IBM in October 2010.

Mr. Harms holds a B.S. in Accounting and Finance from U.C. Berkeley and an M.B.A. from the Walter A. Haas School of Business at U.C. Berkeley.
Pedro Abreu has served as our Senior Vice President, Chief Strategy Officer since April 2015. From January 2009 to April 2015, Mr. Abreu served in various roles at Intel Security, including as Senior Vice President of Strategy and Go-To-Market Operations from November 2012 to April 2015, Vice President, Strategic Operations and Planning from October 2011 to November 2012, and Vice President, GTM Strategy and Channel Programs from January 2009 to December 2011. Mr. Abreu holds a C.S. in Computer Science from Instituto Superior Técnico in Portugal and an M.B.A. from the Walter A. Haas School of Business at U.C. Berkeley.
Darren J. Milliken has served as our Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer since February 2014. From April 2004 to February 2014, Mr. Milliken served as Senior Vice President General Counsel, Corporate Secretary, and Corporate Compliance Officer of Accuray Inc., a medical device company. Mr. Milliken holds a B.S. in Physics from Washington & Jefferson College and a J.D. from Santa Clara University School of Law.
Non-Employee Directors
Yehezkel “Hezy” Yeshurun co-founded our company and has served as our Chairman and a member of our board of directors since April 2000 and as our Executive Chairman from September 2001 to July 2003. Since 1988, Mr. Yeshurun has served as a Full Professor of Computer Science at Tel Aviv University and previously served in visiting scientist and professor positions at New York University, McGill University, and the University of Paris. He served as the head of the National Committee for Information Technology in the Israeli Ministry of Science and Technology and was a member of the Governing Board of the International Association for Pattern Recognition. He has co-founded several other technology companies, including TapGuard Technologies Ltd., a technology company acquired by Elron Software Inc. in 1997, and Top Image Systems Ltd., an intelligent document processing solutions company. Mr. Yeshurun holds a B.Sc, an M.S., and a Ph.D. in Applied Mathematics from Tel Aviv University.
Mr. Yeshurun was selected to serve on our board of directors because of the perspective and experience he brings as one of our founders and his extensive knowledge of the technology industry.
David G. DeWalt has served as our Vice-Chairman and a member of our board of directors since June 2015. From June 2016 to February 2017, Mr. DeWalt served as Executive Chairman of FireEye, Inc., or FireEye, a global network cybersecurity company. From November 2012 to June 2016, Mr. DeWalt served as the Chief Executive Officer of FireEye and served as Chairman of the Board from May 2012 to June 2016. Prior to joining FireEye, Mr. DeWalt served as President, Chief Executive Officer, and Director of Intel Security from April 2007 until February 2011 when Intel Security was acquired by Intel Corporation. Mr. DeWalt served as President of McAfee, a wholly-owned subsidiary of Intel Corporation, from February 2011 to August 2011. From December 2003 to March 2007, Mr. DeWalt held various positions at EMC Corporation, a developer and provider of information infrastructure technology and solutions, including Executive Vice President, EMC Software Group and President of EMC’s Documentum and Legato Software divisions. Prior to joining EMC, Mr. DeWalt served as President and Chief Executive Officer of Documentum, Inc. from July 2001 to December 2003, Executive Vice President and Chief Operating Officer of Documentum from October 2000 to July 2001 and Executive Vice President and General Manager, eBusiness Unit, of Documentum from August 1999 to October 2000. In addition to FireEye, Mr. DeWalt has served on the board of directors of Delta Air Lines, Inc. since November 2011 and the board of directors of Five9, Inc. since April 2012. Mr. DeWalt served on the board of directors of Polycom, Inc. from November 2005 to May 2013 and as its Chairman of the Board from May 2010 to May 2013 and served on the board of directors of Jive Software, Inc. from February 2011 to April 2013. Mr. DeWalt holds a Ph.D in Computer and Information Sciences and a B.S. in Computer Science from the University of Delaware.
Mr. DeWalt was selected to serve on our board of directors because of his extensive senior management expertise in the network security industry.
James Beer has served as a member of our board of directors since August 2016. Since October 2013, Mr. Beer has served as Executive Vice President and Chief Financial Officer of McKesson Corporation, a healthcare company distributing pharmaceuticals and medical supplies. From February 2006 to October 2013, Mr. Beer served as Executive Vice President and Chief Financial Officer of Symantec Corporation, or Symantec, a provider of information security, storage and systems management solutions. Mr. Beer currently serves on the board of directors of Celesio AG, a German healthcare company, and

Alaska Air Group, Inc., an airline holding company. Mr. Beer also serves on the board of directors of a private company. Mr. Beer holds a B.S. in Aeronautical Engineering from Imperial College, London University and an M.B.A. from Harvard Business School.
Mr. Beer was selected to serve on our board of directors because of his extensive experience in operations, strategy, accounting, financial management, and investor relations at both publicly- and privately-held technology companies.
T. Kent Elliott has served as a member of our board of directors since January 2003. From July 2014 to February 2015, Mr. Elliott served as our Interim Chief Executive Officer. Prior to that, from January 2003 to December 2009, he served as our Chief Executive Officer. Since retiring in 2010, Mr. Elliott has been an independent investor and has served on the board of directors of various corporations. He currently serves on the board of directors of Vecima Networks Inc., a Canadian designer and manufacturer of broadband telecommunications products. He has held international executive positions with both Nokia and Mitel Corporation. Mr. Elliott holds a B.Com. in Accounting and Finance and an M.B.A. from Queen’s University.
Mr. Elliott was selected to serve on our board of directors because of his extensive experience leading and advising technology companies.
Theresia Gouw has served as a member of our board of directors since July 2001. Since February 2014, Ms. Gouw has served as a co-founder and Managing Partner of Aspect Ventures, L.P., a venture capital firm. From February 1999 to February 2014, Ms. Gouw served in various senior roles at Accel Partners, a venture capital firm, most recently serving as a Partner. She previously served on the board of directors of Trulia, Inc., an online real estate site and Imperva Inc., a cybersecurity company. Ms. Gouw holds a Sc.B. in Engineering from Brown University and an M.B.A. from Stanford University Graduate School of Business.
Ms. Gouw was selected to serve on our board of directors because of her experience in the venture capital industry and as a director of both publicly- and privately-held technology companies.
Mark Jensen has served as a member of our board of directors since May 2013. From October 2001 to June 2012, Mr. Jensen served as U.S. Managing Partner of the Venture Capital Services Group and U.S. Managing Partner of the Technology, Media and Telecommunications Industry Group for Audit and Enterprise Risk Services at Deloitte & Touche LLP, a professional services firm. Mr. Jensen currently serves on the board of directors and as the chair of the Audit Committee of Control4 Corporation, a smart home automation systems company, and Lattice Semiconductor Corporation, a manufacturer of high-performance programmable logic devices. He previously served on the board of directors of Unwired Planet, Inc., an intellectual property and technology licensing company now known as Great Elm Capital Group, Inc. from October 2012 to November 2015. Mr. Jensen has a B.S. in Accounting from Metropolitan State College of Denver and a B.Ed. in Education from Colorado State University.
Mr. Jensen was selected to serve on our board of directors because of his extensive accounting and financial expertise and his experience with technology companies and as a director of publicly- and privately-held companies.
Rami Kalish has served as a member of our board of directors since January 2001. Since 1993, Mr. Kalish has served as Managing General Partner and Co-Founder of Pitango Venture Capital Fund, or Pitango, a venture capital firm. Prior to founding Pitango, Mr. Kalish gained managerial experience at high-technology firms in the United States, Europe, and Israel. He has served on the board of directors of various private companies. Mr. Kalish holds a B.Sc. in Industrial Engineering and Information Science from the Technion Institute of Technology.
Mr. Kalish was selected to serve on our board of directors because of his experience in the venture capital industry and as a director of both publicly- and privately-held technology companies.
Enrique Salem has served as a member of our board of directors since September 2013. Since July 2014, Mr. Salem has served as a Managing Director of Bain Capital Ventures LLC, a venture capital division of Bain Capital, LP. Between July 2012 and July 2014, he served as a director on the board of directors for various companies, as described below. Mr. Salem served as President, Chief Executive Officer and a Director of Symantec from April 2009 until July 2012. Prior to that, Mr. Salem served as Chief Operating Officer of Symantec from January 2008 to April 2009, group President, Worldwide Sales and Marketing from April 2007 to January 2008, group President, Consumer Products from May 2006 to April 2007, Senior Vice President, Consumer Products and Solutions from February 2006 to May 2006, Senior Vice President, Security Products and Solutions

from January 2006 to February 2006, and Senior Vice President, Network and Gateway Security Solutions from June 2004 to February 2006. Prior to Symantec, from April 2002 to June 2004, Mr. Salem served as President and Chief Executive Officer of Brightmail, Inc., an email filtering company, prior to its acquisition by Symantec in 2004. Mr. Salem also held senior leadership roles at Oblix Inc., Ask Jeeves Inc., Peter Norton Computing, Inc. and Security Pacific Merchant Bank. In March 2011, he was appointed to President Barack Obama’s Management Advisory Board. Mr. Salem has served on the board of directors of FireEye since February 2013, including as Chairman of FireEye’s board of directors since March 2017, and Atlassian Corporation Plc, an enterprise software company, since August 2013. He previously served on the board of directors of Automatic Data Processing, Inc. from January 2010 to November 2013 and the board of directors of Symantec from April 2009 to July 2012. Mr. Salem currently serves on the board of directors of multiple private companies. He received the Estrella Award from the Hispanic IT Executive Council in 2010 and was named Entrepreneur of the Year in 2004 by Ernst & Young. Mr. Salem holds an A.B. in Computer Science from Dartmouth College.
Mr. Salem was selected to serve on our board of directors because of his extensive leadership experience, including oversight of global operations, as well as a strong background in information technology, data security, compliance and systems management.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.forescout.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors, executives, and senior financial officers on the same website. The information on our website is not incorporated by reference into this prospectus.
Board of Directors
Our business affairs are managed under the direction of our board of directors, which is currently composed of nine members.  Eight of our nine directors serving on our board of directors are independent within the meaning of the listing standards of The NASDAQ Stock Market. Pursuant to our current certificate of incorporation and amended and restated investors’ rights agreement, our current directors were elected as follows:

•	Yehezkel Yeshurun was elected as the designee of our common stock;

•	Rami Kalish was elected as a designee of our Series B redeemable convertible preferred stock; and

•
James Beer, Michael DeCesare, David DeWalt, T. Kent Elliott, Mark Jensen, Enrique Salem, and Theresia Gouw were elected as the mutual designees of the holders of our common stock and redeemable convertible preferred stock, voting together as a single class, subject to the approval of the board of directors.

Pursuant to our amended and restated investors’ rights agreement, the holders of our Series B redeemable convertible preferred stock are entitled to elect one additional member of our board of directors, which board seat is currently vacant. The provisions of our amended and restated investors’ rights agreement relating to the election of our directors will terminate, and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated immediately prior to the completion of this offering. After the completion of this offering, the number of directors will be fixed by our board of directors, subject the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering.
Classified Board of Directors
Our amended and restated certificate of incorporation that will be effective immediately prior to the completion of this offering provides that, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Yeshurun and Salem, and Ms. Gouw, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be Messrs. Elliott, Jensen, and Kalish, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be Messrs. DeCesare, Beer, and DeWalt, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. We expect that any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing changes in our management or a change in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws.
Director Independence
In connection with this offering, we have been approved to list our common stock on The NASDAQ Stock Market. Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after the completion of such company’s initial public offering. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of The NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors has undertaken a review of the independence of each director who will be serving as a member of our board of directors following the effectiveness of the registration statement of which this prospectus forms a part and considered whether such director has a material relationship with us that could compromise the director’s ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that Messrs. Yeshurun, DeWalt, Beer, Elliott, Jensen, Kalish, and Salem and Ms. Gouw are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of The NASDAQ Stock Market.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee is composed of T. Kent Elliott, Mark Jensen, and Enrique Salem, each of whom is a non-employee member of our board of directors. Mr. Jensen is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of The NASDAQ Stock Market and the SEC, including Rule 10A-3. Our board of directors has also determined that Mr. Jensen qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of The NASDAQ Stock Market. Our audit committee is responsible for, among other things:

•	overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

•	overseeing our compliance with legal and regulatory requirements;

•	overseeing the independence and qualifications of our registered public accounting firm, or independent auditor;

•	overseeing the performance of our independent auditor and internal audit function;

•	overseeing our disclosure controls and procedures, internal control over financial reporting, and compliance with ethical standards adopted by us;

•	reviewing and approving related person transactions;

•	reviewing and assessing the audit committee’s charter;

•	meeting with management to review our annual and quarterly financial statements and related disclosures;

•	recommending to the board of directors whether financial statements should be included in our annual report on Form 10-K;

•	overseeing, reviewing and periodically updating our code of business conduct and ethics and our system to monitor compliance with and enforce this code; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.
Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of The NASDAQ Stock Market.
Compensation Committee
Our compensation committee is composed of Theresia Gouw, Rami Kalish, and Enrique Salem, each of whom is a non-employee member of our board of directors. Mr. Salem is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of The NASDAQ Stock Market and the SEC, including Rule 10C-1, is a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, or the Code. Our compensation committee is responsible for, among other things:

•	reviewing and assessing the compensation committee’s charter;

•	reviewing and making recommendations to our board of directors regarding the amount of compensation payable to our Chief Executive Officer;

•
reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, equity compensation, and any other benefits, compensation, or arrangements;

•	reviewing and making recommendations to our board of directors regarding any changes to or grants under our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs;

•	reviewing our process and procedures for the consideration and determination of director and executive officer compensation; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.
Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of The NASDAQ Stock Market.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is composed of David DeWalt, Rami Kalish, Theresia Gouw, and T. Kent Elliott, with Mr. Elliott serving as chair of the committee. Our nominating and corporate governance committee is responsible for, among other things:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

•	developing and recommending to our board of directors a set of corporate governance guidelines;

•	reviewing and recommending to our board of directors the composition of the committees of our board of directors;

•	making recommendations for director continuing education;

•	reviewing and assessing the adequacy of the nominating and corporate governance committee’s charter and submitting any changes to our board of directors for approval;

•	performing an evaluation of the performance of the nominating and corporate governance committee; and

•	overseeing the evaluation of our board of directors and management.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of The NASDAQ Stock Market.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee, or other board committee performing equivalent functions, of any entity that has one or more executive officers serving on our compensation committee or our board of directors. We have had a compensation committee since 2002. Prior to establishing our compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.
A member of our board of directors and compensation committee, Theresia Gouw, is a partner at Aspect Ventures L.P., or Aspect Ventures. Entities affiliated with Aspect Ventures purchased 421,335 shares of our Series G redeemable convertible preferred stock for a total purchase price of $9,999,989 in November 2015 and 108,099 shares of our Series F redeemable convertible preferred stock for a total purchase price of $1,000,002 in September 2014.
A member of our board of directors and compensation committee, Rami Kalish, is a partner at Pitango Venture Capital Fund, or Pitango, which is a beneficial owner of more than 5% of our capital stock. Entities affiliated with Pitango purchased 324,283 shares of our Series F redeemable convertible preferred stock for a total purchase price of $2,999,986 in September 2014.
Non-Employee Director Compensation
Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. Other than as set forth in the table and described more fully below, we did not pay any compensation, including equity awards, to any of the non-employee members of our board of directors in 2016. During 2016, Michael DeCesare was an employee director and his compensation is discussed in the section titled “Executive Compensation.”
Our board of directors adopted a new compensation policy for our non-employee directors that became effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, with all annual equity award grants under the policy to begin as of the second annual meeting of our stockholders following the effective date of the policy, unless otherwise determined by our compensation committee. Only non-employee directors who are also independent within the meaning of the corporate governance rules of The NASDAQ Stock Market will be eligible to receive compensation as a non-employee director under the policy.

Cash Compensation
Effective as of our first annual meeting of our stockholders following the effectiveness of our policy, non-employee directors will receive annual cash retainers for service in the following positions:

Position	Annual Cash Retainer ($)
Board member	30,000
Chairperson of the board	27,000
Vice Chairperson of the board	20,000
Audit committee chair	20,000
Audit committee member other than chair	10,000
Compensation committee chair	12,000
Compensation committee member other than chair	6,000
Nominating and corporate governance committee chair	7,500
Nominating and corporate governance committee member other than chair	4,500
Annual cash retainers will be paid quarterly in arrears on pro-rated basis.
Equity Compensation
Subject to any limits in the equity plan under which the award is granted, each person who first becomes a non-employee director after the effectiveness of the registration statement of which this prospectus forms a part will receive an initial award of restricted stock units, or RSUs, on the date of his or her appointment to our board of directors, with such award covering a number of shares of our common stock having a grant date value equal to $450,000, rounded down to the nearest whole share. However, if an individual was a member of our board of directors and also an employee, he or she will not receive such an award even if he or she becomes a non-employee director due to termination of his or her employment. Each non-employee director’s initial award will vest in three equal annual installments commencing on the first anniversary of the grant date, in each case, subject to the non-employee director’s continued service with us through each such date.
Commencing as of our second annual meeting of our stockholders, and subject to any limits in the non-employee director compensation policy and the equity plan under which the award is granted, on the date of each annual meeting of our stockholders, each continuing non-employee director will receive an annual award of RSUs covering a number of shares of our common stock having a grant date value equal to $150,000, rounded down to the nearest whole share. Each such annual award will be scheduled to fully vest on the earlier of (i) the one year anniversary of the grant date and (ii) the day prior to the next annual meeting of our stockholders, subject to the non-employee director’s continued service with us through each such date.
The awards granted to non-employee directors under the policy will fully vest immediately prior to a “change in control” as defined in our 2017 Equity Incentive Plan.

The table below shows the total compensation earned by our non-employee directors during 2016.
Director Compensation Table

Name	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Yehezkel Yeshurun, Chairman of the Board(2)	—	—	—
David DeWalt, Vice-Chairman of the Board(3)	—	—	—
Richard Anton(4)	—	—	—
James Beer(5)	1,877,000	—	1,877,000
T. Kent Elliott(6)	—	—	—
Theresia Gouw	—	—	—
Mark Jensen(7)	—	—	—
Rami Kalish	—	—	—
Enrique Salem(8)	—	—	—
_____________________

(1)
The amount reported in this column represents the aggregate grant date fair value of the awards as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These awards were granted under our 2000 Plan.

(2)
As of December 31, 2016, Mr. Yeshurun held (i) an option to purchase 85,000 shares of common stock at an exercise price of $7.98 per share, which vests in 36 equal monthly installments commencing on February 27, 2015, (ii) an option to purchase 64,909 shares of common stock at an exercise price of $8.52 per share, which vests over a four-year period, one-fifth of the shares subject to the option vesting in equal monthly installments over each of the first and second annual periods following June 29, 2015 and three-tenths of the shares subject to the option vesting in equal monthly installments over each of the third and fourth annual periods following June 29, 2015, (iii) an option to purchase 45,137 shares of common stock at an exercise price of $1.47 per share, which fully vests upon the completion of our initial public offering or a change of control, and (iv) an option to purchase 43,000 shares of common stock at an exercise price of $2.18, of which one-fourth of the shares subject to the option vested on March 13, 2014, and the remaining shares vest in 36 equal monthly installments thereafter. For all awards, vesting is conditioned on Mr. Yeshurun’s continued service to us through the applicable vesting date. All unvested shares subject to the options are early exercisable.

(3)
As of December 31, 2016, Mr. DeWalt held (i) restricted stock units covering 167,913 shares of common stock and (ii) 209,872 shares of restricted stock issued upon the early exercise of a stock option that remained subject to a right of repurchase by us as of such date. 100% of the shares subject to the restricted stock units will vest 181 days following the completion of our initial public offering. For the 209,872 shares of restricted stock, our right of repurchase lapses with respect to 6,996 shares of common stock each month commencing on June 16, 2015. For all awards, vesting is conditioned upon Mr. DeWalt’s continued service to us through the applicable vesting date. If we are subject to a change of control while Mr. DeWalt is serving as a director, then all of his restricted stock units will immediately vest and our right of repurchase will immediately lapse with respect to all of his restricted common stock.

(4)	Mr. Anton resigned from our board of directors as of the date of the effectiveness of the registration statement of which this prospectus forms a part.

(5)
Mr. Beer joined our board of directors in August 2016. In August 2016, we granted Mr. Beer a restricted stock unit award for 100,000 shares of common stock, all of which remain outstanding. One-fourth of the shares subject to the restricted stock unit grant vest in equal annual installments commencing on November 15, 2016. Notwithstanding the satisfaction of the time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until 181 days following our initial public offering. If Mr. Beer is involuntarily terminated prior to an initial public offering, the shares underlying the restricted stock unit grant shall be deemed vested solely based upon the achievement of the time-based vesting requirements (without regard to the occurrence of an initial public offering). The vesting of such restricted stock units is conditioned upon Mr. Beer’s continued service to us as a director through the applicable vesting date. If we are subject to a change of control while Mr. Beer is serving as a director, then the shares that still remain subject to the time-based vesting requirement pursuant to the restricted stock unit grant will immediately vest and settle.

(6)
As of December 31, 2016, Mr. Elliott held (i) an option to purchase 49,944 shares of common stock at an exercise price of $4.78 per share, which vests in 48 equal monthly installments commencing on September 10, 2013, (ii) an option to purchase 202,500 shares of common stock at an exercise price of $7.04, which are fully vested, and (iii) an option to purchase 22,781 shares of common stock at an exercise price of $8.52, of which one-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second annual periods following June 29, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth annual periods following June 29, 2015. For all awards, vesting is conditioned on Mr. Elliott’s continued service to us through the applicable vesting date. If we are subject to a change of control while Mr. Elliott is serving as a director, then any unvested portion of Mr. Elliott’s options shall accelerate and become fully vested. All unvested shares subject to the options are early exercisable.

(7)
As of December 31, 2016, Mr. Jensen held (i) an option to purchase 39,495 shares of common stock at an exercise price of $8.52 per share, which vests over a four-year period, of which one-fifth of the shares subject to the option vesting in equal monthly installments over each of the first and second annual periods following June 29, 2015 and three-tenths of the shares subject to the option vesting in equal monthly installments over each of the third and fourth annual periods following June 29, 2015 and (ii) an option to purchase 73,174 shares of common stock at an exercise price of $4.78 per share, which vests in 48 equal monthly installments commencing on April 26, 2013. For all awards, vesting is conditioned on Mr. Jensen’s continued service to us through the applicable vesting date. If we are subject to a change of control while Mr. Jensen is serving as a director, then any unvested portion of Mr. Jensen’s option to purchase 73,174 shares of common stock shall accelerate and become fully vested. All unvested shares subject to the options are early exercisable.

(8)
As of December 31, 2016, Mr. Salem held 45,888 shares of restricted stock issued upon the early exercise of a stock option that remained subject to a right of repurchase by us as of such date. Of the 45,888 shares of restricted stock, (i) our right of repurchase lapses with respect to 22,477 shares of restricted stock over a four-year period, with one-fifth of the shares subject to the award vesting in equal monthly installments over each of the first and second annual periods following June 29, 2015 and three-tenths of the shares subject to the option award vesting in equal monthly installments over each of the third and fourth annual periods following June 29, 2015 and (ii) our right of repurchase lapses with respect to 23,411 shares of restricted stock at a rate of 2,341 shares each month commencing on June 16, 2015.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, each person who served as our principal executive officer and each of the named executive officers determined under Item 402(m)(2) of Regulation S-K during our fiscal year ended December 31, 2016. We refer to these individuals in this prospectus as our “named executive officers.”

Name and Principal Position	Year	Salary($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Michael DeCesare, Chief Executive Officer and President	2016	350,000	1,390,125	1,390,125	356,600(3)	3,486,850
	2015	291,667(2)	7,148,419	6,366,559	342,800(4)	14,149,445
Pedro Abreu, Chief Strategy Officer	2016	320,000	346,185	—	120,770(3)	786,955
	2015	215,795(5)	—	3,195,811	65,650(4)	3,477,256
Christopher Harms, Chief Financial Officer	2016	272,857	341,240	—	97,301(3)	711,398
	2015	266,428	—	933,600	106,909(4)	1,306,937
Darren J. Milliken, Senior Vice President, General Counsel, Corporate Secretary, and Corporate Compliance Officer	2016	272,857	341,240	—	97,301(3)	711,398
	2015	261,429	—	809,120	104,917(4)	1,175,466
_____________________

(1)
The amounts in this column represent the aggregate grant date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Mr. DeCesare joined us as our Chief Executive Officer and President in March 2015 and received a prorated portion of his annual base salary of $350,000.

(3)
The amounts included in the “Non-Equity Incentive Plan Compensation” column represent the amounts earned and paid under the 2016 Bonus Plan as discussed under the section title “—Non-Equity Incentive Plan Compensation.”

(4)
These amounts represent payments earned under our 2015 Bonus Plan. For Mr. DeCesare, the amount represents a prorated portion of his annual target bonus amount of $400,000. For Mr. Abreu, the amount represents a prorated portion of his annual target bonus amount of $130,000.

(5)	Mr. Abreu joined us as our Chief Strategy Officer in April 2015 and received a prorated portion of his annual base salary of $320,000.
Non-Equity Incentive Plan Compensation
2016 Bonus Plan
Messrs. DeCesare, Abreu, Harms, and Milliken each received performance-based bonuses pursuant to the terms of our 2016 Bonus Plan. Under our 2016 Bonus Plan, bonuses were payable semiannually based on company and individual performance goals established by our board of directors, in the case of Mr. DeCesare, and by our compensation committee, in the case of Messrs. Abreu, Harms and Milliken, for fiscal 2016 and measured over two, semiannual performance periods during 2016.  For the fiscal 2016 performance period, with bonuses payable semiannually, a progress payment could become payable at the end of the first half of fiscal 2016, based on specified levels of achievement of the performance goals for such semiannual period.  Any such bonus amount for the first half-portion of the year was capped at 100% of the participant’s target bonus opportunity for such half-year. If the participant exceeded his or her performance goals for the first semiannual performance period, he or she would not receive more than 100% of his or her bonus target for the first semiannual performance period. Rather, if a participant exceeds his or her performance goals for the first semiannual performance period, such portion greater than 100% would be applied to measuring whether the participant’s performance goals were met in the second semiannual performance period. To fund the bonus pool for the applicable performance period, we had to achieve specified company goals at a minimum of 85% for each of bookings, expenses, and our net promoter score, or NPS.  Achievement of all three corporate goals at 100% would fund the bonus pool at the target level. Each of Messrs. DeCesare, Abreu, Harms, and Milliken were eligible to earn 70% of his respective target bonus based on the company performance goals and 30% of his target bonus based on individual performance goals.  For the first half of 2016, we achieved 97.9% of the company performance goals, resulting in the full funding of the bonus pool for such performance period. Each of Messrs. DeCesare, Harms, and Milliken achieved all of their respective individual performance goals.  For the second half of 2016, we achieved 86.7% of the company performance goals and each of Messrs. DeCesare, Harms, and Milliken achieved all of their respective individual performance goals. However, our management recommended that the bonus payments be reduced to 85% of each executive’s target level, in light of the under-performance of the company bookings goal in the second half of 2016. The compensation committee considered management’s recommendation and used its discretion to approve the bonus payment amounts at the reduced level.
Mr. DeCesare’s individual performance goals included goals related to employee recruitment, marketing strategy, sales pipeline, expansion of our product, services and support organizations, and thought leadership. Mr. Abreu’s individual performance goals included goals related to corporate strategy, alliance partnerships, and product lifecycle.  Mr. Harms’ individual performance goals included goals related to public company readiness, product pricing and packaging, corporate budgeting, and financial forecasts.  Mr. Milliken’s individual performance goals included goals related to public company readiness, and our intellectual property portfolio.
The 2016 Bonus Plan required continued employment through the bonus payment date in order to receive a bonus for the applicable performance period.  The aggregate amount of bonus payments made to these named executive officers for 2016 is set forth in the “Non-Equity Incentive Plan Compensation” column of the 2016 Summary Compensation Table above.
Executive Employment Arrangements
Chief Executive Officer
We entered into an amended and restated employment agreement with Michael DeCesare, our Chief Executive Officer and President in May 2016, as amended in September 2017. The agreement provides an initial term through December 31, 2020, with automatic renewal of successive, one-year terms thereafter unless either party provides notice of non-renewal at least 60 days prior to the renewal date, provided that any non-renewal by us will not be permitted after a definitive agreement to enter into a change in control, as defined in the agreement, has been executed (until the change in control occurs or the transaction is abandoned). Mr. DeCesare’s base salary is $410,000 and target bonus opportunity for fiscal year 2017 is 100% of his base salary.
If Mr. DeCesare’s employment is terminated by us without cause or by him for good reason, as such terms are defined in his employment agreement, then provided he signs and does not revoke a separation agreement with us, he will receive a lump sum cash payment equal to 100% of his then-base salary plus target bonus opportunity, 12 months of premiums he otherwise would be required to pay for continued post-employment, group health coverage, and vesting acceleration of his equity awards to the extent they would have vested through the one-year anniversary of the termination of his employment, with any performance-based criteria deemed met at target levels. If any equity awards were subject to vest upon the earlier of our change in control or expiration of the lock-up and blackout periods following our initial public offering (referred to as our liquidity event), the liquidity event would be deemed satisfied for purposes of such vesting acceleration. The separation agreement would include, among other terms, a mutual release of claims and mutual nondisparagement obligations, as well as obligations by Mr. DeCesare relating to non-solicitation for 12 months post-employment, post-employment confidentiality, and certain post‑employment cooperation efforts with respect to certain investigations, audits and other actions or proceedings relating to the period during which the employee was employed by us.
In the event of our change in control, the vesting of Mr. DeCesare’s equity awards will accelerate to the extent they would have vested through the one-year anniversary of our change in control, with any performance-based criteria deemed met at target levels. In addition, if any of Mr. DeCesare's equity awards are not assumed or substituted in connection with our change in control, such equity awards will fully vest immediately prior to the change in control. Further, if Mr. DeCesare’s employment is terminated by us without cause or by him for good reason during the period beginning three months before the first event that leads to our change in control through 18 months after our change in control, then provided Mr. DeCesare signs and does not revoke the separation agreement described above, he will receive the bonus and health premium severance described above, he will receive (i) a lump sum cash payment equal to 100% of the greater of his then-current base salary and the base salary in effect immediately before the change in control, (ii) a lump sum cash payment equal to 100% of his target incentive opportunity, (iii) a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued post-employment, group health coverage, and (iv) 100% accelerated vesting of his then-unvested equity awards with any performance-based criteria being deemed met at target levels.
In the event of Mr. DeCesare’s death or disability that occurs in connection with his performance of his required duties as our employee, then provided he or his legal custodian or executor of his estate, as applicable, signs and does not revoke the separation agreement described above, 100% of his then-unvested equity awards shall immediately vest, including any equity awards that were subject to performance-based criteria that shall be deemed achieved at target.
For purposes of the employment agreement between us and Mr. DeCesare, the following terms will have the following meanings:
The term “cause” generally means (i) an act of dishonesty by the employee in connection with his responsibilities as an employee; (ii) his being convicted of, or plea of no contest to, a felony or any crime involving fraud or embezzlement; (iii) his gross misconduct in connection with the performance of his duties; (iv) his willful breach of any obligations under any written agreement or covenant with us; (v) his failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers, or employees, if we requested his cooperation; or (vi) his continued failure to perform his employment duties after he has received a written demand from us, provided that in the case of (v) and (vi), he will have a 30-day period to cure the act or omission to the extent capable of cure.
The term “change in control” generally means any of the following: (i) any person (including certain affiliates and associates of the person), other than us and certain persons affiliated with us, become the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our securities having the right to vote in an election of our board of directors; or (ii) our consolidation or merger in which our stockholders immediately before the consolidation or merger would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, in aggregate more than 50% of voting shares of us or our ultimate parent corporation (if any) issuing cash or securities in the consolidation or merger, or (iii) any sale or other transfer of all or substantially all of our assets; but excluding for purposes of clause (i) above, (x) due to acquisitions directly from us or (y) our acquisition of our securities that proportionately increases the shares owned by a person to 50% or more of the combined voting power of our securities having the right to vote in an election of our board of directors provided that acquisitions thereafter by such person that results in the person owning 50% or more or such securities will result in our change in control.
The term “good reason” generally means the occurrence of any of the following events: (i) a material reduction of his base salary; (ii) a material reduction of his target bonus; (iii) a material reduction in his duties, authority, reporting relationship, or responsibilities; (iv) a requirement that the employee relocate more than 50 miles from his then-current office location; (v) a material violation by us of a material term of any employment, severance, or change of control agreement between him and us; or (vi) a failure by any successor entity to us to assume the employment agreement. However, good reason will not be deemed satisfied unless the employee gives us written notice of the condition within 90 days after the condition comes into existence and we fail to remedy the condition within 30 days after receiving notice.
Other Named Executive Officers
We entered into an employment agreement with each of Messrs. Abreu, Harms, and Milliken, effective January 1, 2017. Each agreement provides for an initial term through December 31, 2019, with automatic renewal of successive, one-year terms thereafter unless either party provides notice of non-renewal at least 30 days prior to the renewal date, provided that in the event of our change in control, as defined in the agreement, the agreement will be extended automatically through the date that is 12 months following the change in control. In the event that a definitive agreement for a transaction that, if consummated, would result in a change in control, is entered into by us, any nonrenewal notice by us will not be permitted (until the change in control occurs or the definitive agreement is terminated). The base salary for each of Messrs. Abreu and Harms is $380,000, and for Mr. Milliken is $304,000, and the target bonus opportunity of each such individual for fiscal year 2017 is 45% of his base salary.
If the named executive officer’s employment is terminated by us without cause or by him for good reason, as such terms are defined in the employment agreement, then provided he signs and does not revoke a separation agreement (which includes a release of claims in our favor, a nonsolicitation obligation for 12 months post-employment, and post-employment nondisparagement and confidentiality obligations, on the part of the named executive officer), he will receive a lump sum cash payment equal to the sum of 100% of his then-base salary and 12 months of premiums he otherwise would be required to pay for continued post-employment, group health coverage. If such termination occurs during the period beginning three months before our change in control through 12 months after our change in control, then the named executive officer will receive (i) a lump sum cash payment equal to 100% of the greater of his then current base salary and the base salary in effect immediately before the change in control, (ii) a lump sum cash payment equal to 12 months of premiums he otherwise would be required to pay for continued past-employment, group health coverage, (iii) a lump sum cash amount equal to 100% of his target incentive opportunity, and (iv) 100% accelerated vesting of his then-unvested equity awards with any performance-based criteria being deemed met at target levels. In addition, if any equity awards are not assumed or substituted in connection with our change in control, such equity awards will fully vest immediately prior to the change in control.
For purposes of the employment agreement between us and each of Messrs. Abreu, Harms, and Milliken, the following terms generally have the following meanings:
The term “cause” generally means (i) a material act of dishonesty by the named executive officer in connection with his responsibilities as an employee; (ii) his being convicted of, or plea of no contest to, a felony or any crime involving fraud or embezzlement; (iii) his gross misconduct in connection with the performance of his duties; (iv) his willful breach of any material obligations under any written agreement or covenant with us; (v) his failure to cooperate in good faith with a governmental or internal investigation of us or our directors, officers, or employees, if we requested his cooperation; or (vi) his continued failure to perform his employment duties after he has received a written demand from us, provided that in the case of (v) and (vi), he will have a 30-day period to cure the act or omission to the extent capable of cure.
The term “change in control” generally means any of the following: (i) a change in our ownership as a result of any one person, or more than one person acting as a group, or person, acquiring ownership of our stock that, with the stock held by such person, is more than 50% of the total voting power of our stock; but excluding any acquisition of additional stock by any one person, who is already considered to own more than 50% of the total voting power and any transaction in which our stockholders immediately before the change in ownership retain immediately thereafter, in substantially the same proportions as their ownership of our voting stock immediately before the change in ownership, direct or indirect beneficial ownership of at least 50% of the total voting power of our stock; or (ii) a change in our effective control resulting in a majority of members of our board of directors being replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors before the appointment or election, excluding the acquisition of additional control of us by any person already in effective control of us; or (iii) a change in the ownership of a substantial portion of our assets occurring as a result of any person acquiring (or having acquired during the last 12-months) our assets that have a total gross fair market value of at least 50% of the total gross fair market value of all of our assets immediately before such acquisition(s); but excluding (i) a transfer to an entity controlled by our stockholders immediately after the transfer, or (ii) a transfer of our assets to: (A) a stockholder of us in exchange for our stock, (B) an entity of which we own 50% or more of the total value or voting power, (C) a person, that owns, directly or indirectly, 50% or more of the total value or voting power of all of our outstanding stock, or (D) an entity that is owned by any person described in (A) or (C) above, as to at least 50% of its total value or voting power. Further, the transaction must qualify as a change in control within the meaning of Code Section 409A and will not be treated as a change in control if its primary purpose is to (1) change the state of our incorporation, or (2) create a holding company owned in substantially the same proportions by the persons who held our securities immediately before such transaction.
The term “good reason” generally means the occurrence of any of the following events, without the named executive officer’s written consent: (i) a material reduction of his base salary; (ii) a material reduction of his target cash incentive opportunity; (iii) a material reduction in his duties, authority, reporting relationship, or responsibilities; (iv) a requirement that the named executive officer relocate more than 50 miles from his then-current office location; (v) a material violation by us of a material term of any employment, severance or change of control agreement between him and us; or (vi) a failure by any successor entity to us to assume the employment agreement. However, good reason will not be deemed satisfied unless the named executive officer gives us written notice of the condition within 90 days after the condition comes into existence, we fail to remedy the condition within

30 days after receiving notice, and he terminates his employment with us within 90 days following the expiration of our remedy period.
Outstanding Equity Awards at 2016 Fiscal Year-End
The following table presents certain information concerning equity awards held by our named executive officers, as of December 31, 2016.

Name	Grant Date	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Michael DeCesare	03/10/2015(3)	758,465	—	7.98	03/10/2025	—	—
	03/10/2015(4)	—	—	—	—	638,707	10,334,287
	05/18/2016(5)	82,499	—	16.08	05/18/2026	—	—
	05/18/2016(6)	—	—	—	—	82,500	1,334,850
Pedro Abreu	06/05/2015(7)	235,869	—	8.52	06/05/2025	—	—
	09/29/2015(8)	54,750	—	9.88	09/29/2025	—	—
	10/10/2016(9)	—	—	—	—	17,500	283,150
Christopher Harms	03/27/2013(10)	57,223	—	2.18	03/27/2023	2,867	—
	09/18/2014(11)	34,999	—	7.04	09/18/2024	—	—
	07/31/2015(12)	75,000	—	9.88	07/31/2025	—	—
	10/10/2016(13)	—	—	—	—	17,250	279,105
Darren Milliken	02/04/2014(14)	109,000	—	8.44	02/04/2024	—	—
	07/31/2015(15)	65,000	—	9.88	07/31/2025	—	—
	10/10/2016(16)	—	—	—	—	17,250	279,105
_____________________

(1)
Represents (i) restricted stock unit awards and (ii) shares of restricted stock under the 2000 Stock Incentive Plan, or 2000 Plan, issued upon the early exercise of stock options, each of which remained unvested as of December 31, 2016. We have the right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.

(2)
This amount reflects the fair market value of our common stock of $16.18 per share as of December 31, 2016 multiplied by the amount shown in the column for the Number of Shares or Units of Stock That Have Not Vested.

(3)
One-fourth of the shares subject to the option vested on March 1, 2016, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(4)
One-fourth of the shares subject to the restricted stock unit grant vested on March 1, 2016, and the remaining shares vest in equal quarterly installments over a period of three years commencing thereafter. Notwithstanding the satisfaction of this time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until the earlier of (i) a change of control or (ii) 181 days following our initial public offering, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date.

(5)
One forty-eighth of the shares subject to the option vest monthly commencing on March 1, 2016, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(6)
One-fourth of the shares subject to the restricted stock unit grant vest each year commencing May 15, 2017. Notwithstanding the satisfaction of this time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until the earlier of (i) a change of control or (ii) 181 days following our initial public offering, subject to Mr. DeCesare’s continued status as a service provider on each such vesting date.

(7)
One-fourth of the shares subject to the option vested on April 29, 2016 and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Abreu’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(8)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second annual periods following September 1, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth annual periods following September 1, 2015, subject to Mr. Abreu’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(9)
One-fourth of the shares subject to the restricted stock unit grant vest each year commencing August 15, 2017. Notwithstanding the satisfaction of this time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until the earlier of (i) a change of control or (ii) 181 days following our initial public offering, subject to Mr. Abreu’s continued status as a service provider on each such vesting date.

(10)
One-fourth of the shares subject to the option vested on March 11, 2014 and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Harms’ continued status as a service provider on each such vesting date. 2,867 of the shares subject to the option were issued upon early exercise of stock options and remain subject to further vesting. All shares subject to the option are early exercisable.

(11)
One forty-eighth of the shares subject to the option vest monthly commencing on July 24, 2014, subject to Mr. Harms’ continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(12)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second annual periods following July 31, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth annual periods following July 31, 2015, subject to Mr. Harms’ continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(13)
One-fourth of the shares subject to the restricted stock unit grant vest each year commencing on August 15, 2017. Notwithstanding the satisfaction this time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until the earlier of (i) a change of control or (ii) 181 days following our initial public offering, subject to Mr. Harms’ continued status as a service provider on each such vesting date.

(14)
One-fourth of the shares subject to the option vested on January 29, 2015 and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Milliken’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(15)
One-fifth of the shares subject to the option vest in equal monthly installments over each of the first and second annual periods following July 31, 2015 and three-tenths of the shares subject to the option vest in equal monthly installments over each of the third and fourth annual periods following July 31, 2015, subject to Mr. Milliken’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

(16)
One-fourth of the shares subject to the restricted stock unit grant vest each year commencing on August 15, 2017. Notwithstanding the satisfaction this time-based vesting requirement, no shares underlying the restricted stock unit grant will vest until the earlier of (i) a change of control or (ii) 181 days following our initial public offering, subject to Mr. Milliken’s continued status as a service provider on each such vesting date.

Employee Benefits and Stock Plans
2017 Equity Incentive Plan
Our board of directors and our stockholders have adopted our 2017 Equity Incentive Plan, referred to as our 2017 Plan, prior to the completion of this offering. Our 2017 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock units, performance shares, and performance awards to our employees, directors and consultants, and employees and consultants of our parent and subsidiary corporations and any entity that directly or indirectly is in control of, is controlled by, or is in common control with us.
Authorized Shares. A total of 3,800,000 shares of our common stock are reserved for issuance pursuant to the 2017 Plan. In addition, the shares reserved for issuance under our 2017 Plan include shares subject to outstanding awards granted under our 2000 Plan, that, after the termination of our 2000 Plan, are cancelled, expire, or otherwise terminate without having been exercised in full, and shares previously issued pursuant to our 2000 Plan that are forfeited to us, tendered to or withheld by us for the payment of an award’s exercise price or for tax withholding, or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2017 Plan pursuant to the provision described in this sentence is 12,500,000 shares). The number of shares available for issuance under our 2017 Plan also will include an automatic annual increase beginning in our fiscal year 2018, equal to the least of:

•	3,800,000 shares;

•	5% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•
such lower number of shares as the administrator may determine, as determined no later than the earlier of (x) the last day of our first fiscal quarter of, or (y) the date on which the first regularly scheduled meeting of our compensation committee occurs during the fiscal year in which such increase occurs.

In addition, if an option or stock appreciation right awarded under the 2017 Plan expires or becomes unexercisable without having been exercised in full or is surrendered under an award exchange program, then unissued shares subject to the award will become available for future issuance under the 2017 Plan. Only shares actually issued pursuant to a stock appreciation right (i.e., the net shares issued) will cease to be available under the 2017 Plan; all remaining shares originally subject to the stock appreciation right will remain available for future issuance. Shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, performance stock units, and stock-settled performance awards that are reacquired by us due to failure to vest or are forfeited to us will become available for future issuance under the 2017 Plan. Shares used to pay the exercise price of an award or to satisfy tax withholding obligations related to an award will become available for future issuance under the 2017 Plan. If any portion of an award granted under the 2017 Plan is paid in cash rather than shares, that cash payment will not reduce the number of shares available for issuance under the 2017 Plan.
Shares under the 2017 Plan may be our authorized but unissued common stock or our common stock issued and then reacquired by us.
Plan Administration. Our board of directors or a committee of our board of directors (such as our compensation committee) or other individuals satisfying applicable laws appointed by our board of directors will administer our 2017 Plan. The administrator will have the power to administer our 2017 Plan, including but not limited to, the power to interpret the terms of our 2017 Plan and awards granted under it, to create, amend, and revoke rules relating to our 2017 Plan, including creating subplans and appendices, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also will have the authority to amend existing awards including to increase or reduce the exercise price of an outstanding award, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type, and/or cash.
Stock Options. Stock options may be awarded under our 2017 Plan. The per share exercise price of incentive stock options awarded under our 2017 Plan must at least be equal to the fair market value of a share of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock or the stock of any of our parent or subsidiaries, the term must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of our common stock on the grant date. Subject to the provisions of our 2017 Plan, the administrator will determine the exercise price and term of all other options. The administrator will determine the methods of payment of the exercise price of an option, which may include, to the extent permitted by applicable law, cash, shares, or other property acceptable to the administrator, as well as other types of consideration.
After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. However, in no event may an option be exercised later than the expiration of its term, except in certain circumstances where the exercise period is extended due to the exercise of the option being prevented by applicable laws.
Restricted Stock. Restricted stock may be awarded under our 2017 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to the restricted stock award and may impose any conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares subject to the restricted stock award that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. Restricted stock units, or RSUs, may be awarded under our 2017 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will determine the terms and conditions of RSUs, including the number of units awarded, any vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment (unless otherwise provided in the award agreement). The administrator, in its sole discretion, may reduce or waive any criteria that must be met to earn the restricted stock units.
Stock Appreciation Rights. Stock appreciation rights may be awarded under our 2017 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2017 Plan, the administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement.
Performance Stock Units, Performance Shares, and Performance Awards. Performance stock units, performance shares, and performance awards may be awarded under our 2017 Plan. Performance stock units, performance shares, and performance awards are awards that will result in a payment to a participant generally if the performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance stock units, performance shares, and performance awards to be paid out to participants. After the grant of a performance stock unit, performance share, or performance award, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance stock unit, performance share, or performance award. Performance stock units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Performance awards will have threshold, target, and maximum payout values established by the administrator on or prior to the grant date. The administrator, in its sole discretion, may pay earned performance stock units, performance shares, or performance awards in the form of cash, shares, or some combination thereof.
Non-Employee Directors. Our 2017 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2017 Plan. In order to provide an annual maximum limit on the awards that can be made to our non-employee directors, our 2017 Plan provides that in any given fiscal year a non-employee director may not be granted awards under the 2017 Plan with a grant date fair market value (determined under U.S. generally accepted accounting principles with respect to awards) greater than $750,000, increased to $1.5 million in connection with his or her initial service as a non-employee director. Awards granted to a non-employee director for services as an employee or consultant (other than a non-employee director) will not count toward these limits. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2017 Plan in the future. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2017 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.
Certain Adjustments. In the event of certain changes in our capitalization such as an extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of our common stock or other securities, issuance of warrants or other rights to acquire our securities, other change in our corporate structure affecting our common stock, or any similar equity restructuring transaction, then to prevent diminution or enlargement of the benefits or potential benefits available under our 2017 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2017 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2017 Plan in such a manner as it deems equitable.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants that all awards will terminate immediately prior to the consummation of such proposed transaction. Any outstanding awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2017 Plan provides that in the event of a merger or change in control, as defined under our 2017 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation does not continue any outstanding award (or some portion of any award) in accordance with the terms of our 2017 Plan, then such award will fully vest (but in no event as to more than 100% of the grant), all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. With respect to awards granted to a non-employee director, the participant will fully vest in and have the right to exercise any outstanding options and stock appreciation rights, all restrictions on other outstanding awards will lapse, and with respect to any awards with performance-based vesting, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels.
Forfeiture and Clawback. All awards granted under our 2017 Plan are subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of certain accounting restatements, certain award recipients will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.
Amendment; Termination. Our 2017 Plan automatically terminates in 2027, unless we terminate it sooner. The administrator has the authority to amend, alter, suspend, or terminate our 2017 Plan provided such action does not materially impair the existing rights of any participant, subject to certain exceptions in accordance with the terms of our 2017 Plan.
2000 Stock Option and Incentive Plan, as amended
Our board of directors and our stockholders adopted our 2000 Plan in December 2000. Our 2000 Plan was most recently amended on May 11, 2017.
Authorized Shares. Our 2000 Plan will be terminated in connection with this offering, and accordingly, after such termination, no shares will be available for issuance under this plan. Our 2000 Plan will continue to govern outstanding awards granted thereunder. Our 2000 Plan provides for the grant of incentive stock options, nonqualified stock options, shares including restricted stock, and restricted stock units. As of June 30, 2017, options to purchase 9,465,209 shares of our common stock and 2,486,008 shares subject to restricted stock units remained outstanding under our 2000 Plan. Additionally, 263,577 shares of restricted stock remained subject to forfeiture as of such date.
Plan Administration. Our board of directors, or one or more committees thereof appointed by our board of directors, has the authority to administer the 2000 Plan. Following this offering, our compensation committee will administer the 2000 Plan. Subject to the provisions of our 2000 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2000 Plan. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type and/or cash. All decisions, interpretations and other actions of the administrator will be final and binding on all participants.
Stock Options. Stock options may be granted under our 2000 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years from the date of grant. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of any parent or subsidiary corporations, may not have a term in excess of five years. Any stock option held by such a participant must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other consideration acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for at least three months after termination. If termination is due to disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least six months after termination. If termination is due to death, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least 12 months after termination. If the termination is for cause, as defined in the 2000 Plan, the option will expire on the date of termination or such later date as the administrator may determine. However, in no event may an option be exercised after the expiration of its term.
Shares and Restricted Stock. Shares of our common stock including restricted stock may be granted under our 2000 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted stock granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of any parent or subsidiary corporations, may not have a purchase price of less than 100% of the fair market value per share of our common stock on the date of grant. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.
Restricted Stock Units. Restricted stock units may be granted under our 2000 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2000 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Restricted stock units may be settled in cash or shares of our common stock.
Special Provisions for Israeli Participants. Our 2000 Plan includes special provisions that are applicable only to residents of the State of Israel in order to comply with applicable Israeli legal requirements or otherwise achieve favorable tax consequences for participants of the 2000 Plan under applicable Israeli law.
Transferability of Options. Our 2000 Plan generally does not allow for the transfer of options, and generally only the recipient of an option may exercise such an award during his or her lifetime.
Adjustments. In the event of certain changes in our capitalization such as a subdivision of our common stock, declaration of a dividend payable in common stock, declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the fair market value of our common stock, a combination or consolidation of outstanding common stock into a lesser number of shares of common stock, recapitalization, spin-off, or reclassification, then our board of directors will make appropriate adjustments to the number of shares reserved under our 2000 Plan, the exercise prices of, and the number of shares subject to, outstanding options.
Merger or Change in Control. Our 2000 Plan provides that if we are party to a merger or consolidation, such agreement may provide for (i) the continuation of such outstanding option by the surviving company; (ii) the assumption of the 2000 Plan and such outstanding option by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of options with substantially the same terms for such outstanding options; (iv) the full exercisability of such outstanding options and full vesting of the shares subject to such options, followed by cancellation of such options; (v) the settlement of the full value of such outstanding options (whether or not then exercisable) in cash or cash equivalents, followed by the cancellation of such options; or (vi) any other action permitted by applicable law.
Amendment; Termination. Our board of directors may amend, suspend or terminate the 2000 Plan at any time and for any reason, provided that certain amendments require the approval of our stockholders.
2017 Employee Stock Purchase Plan
Our board of directors and our stockholders have adopted our 2017 Employee Stock Purchase Plan, or ESPP, prior to the completion of this offering.
Authorized Shares. A total of 800,000 shares of our common stock are available for sale under the ESPP. The number of shares available for issuance under our ESPP also will include an automatic, annual increase beginning in our fiscal year 2018, equal to the least of:

•	800,000 shares;

•	1% of the total number of shares of our common stock outstanding on the last day of our immediately preceding fiscal year; or

•
such lower number of shares as determined by the administrator no later than the earlier of (x) the last day of our first fiscal quarter of, or (y) the date on which the first regularly scheduled meeting of our compensation committee occurs during, the fiscal year in which such increase occurs.

Plan Administration. Our board of directors or a committee of our board of directors (such as the compensation committee) designated by our board of directors will administer the ESPP. The administrator has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the ESPP as described below.
Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any designated subsidiary or affiliate, for customarily at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all employee stock purchase plans of ours or our parent or subsidiary that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.
Offering Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and a component that allows us to make offerings not intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, to designated companies, as described in our ESPP. Our ESPP provides for consecutive, overlapping six month offering periods. The offering periods are scheduled to start on the first trading day on or after May 20 and November 20 of each year, except for the first offering period following the closing of this offering, and will end on the first trading day on or after May 20, 2018, and the second offering period, which will commence on the first trading day on or after May 20, 2018.
Contributions. Our ESPP will permit participants to purchase shares of our common stock through contributions, generally in the form of payroll deductions, of up to 15% of their eligible compensation. Compensation includes the participant’s base straight time gross earnings (including thirteenth and fourteenth month payments and similar concepts under local law) and payments for overtime and shift premium, but exclusive of payments for commissions, incentive compensation, bonuses, equity compensation income, and other similar compensation.
Exercise of Purchase Right. Contributions accumulated by the participant will be used to purchase shares of our common stock on the last trading day of an offering period, referred to as the exercise date. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. With respect to offering periods, if any, under the ESPP that provide for more than one purchase period, if the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us. Participants may decrease the rate of their contributions one time during an offering period and may not increase the rate of their contributions during an offering period. A participant will be able to purchase a maximum of 2,500 shares of our common stock during an offering period. Participation will end automatically upon termination of employment with us.
Non-Transferability. A participant may not transfer rights granted under the ESPP. If the administrator permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.
Certain Adjustments. In the event of certain changes in our capitalization such as any dividend or other distribution (whether in the form of cash, our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our common stock or other securities or other change in our corporate structure that affects our common stock, then to prevent dilution or enlargement of the benefits or potential benefits available under our ESPP, the administrator will adjust the number and class of shares that may be delivered under our ESPP and/or the number, class, and purchase price of shares covered by each outstanding purchase right, and the numerical share limits set forth in our ESPP.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the offering period then in progress will be shortened, and a new exercise date occurring before the date of the proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination. Our ESPP will automatically terminate in 2037, unless we terminate it sooner. The administrator may amend, suspend, or terminate our ESPP or any part of our ESPP at any time and for any reason, subject to certain exceptions described in our ESPP.
Executive Bonus Compensation Plan
Our board of directors and our stockholders have approved an Executive Bonus Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will be administered by our compensation committee. The purposes of the Bonus Plan are to increase stockholder value and our success by motivating key executives to perform to the best of their abilities and to achieve our objectives. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.
Pursuant to the Bonus Plan, our compensation committee, in its sole discretion, will select our employees or employees of our affiliates (or those expected to become such employees during a performance period) who will be participants during a performance period under the Bonus Plan, establish the performance goal and any payout formula for each participant for each performance period, and establish a target award for each participant. Our compensation committee has all powers and discretion for administering the Bonus Plan, including the authority to determine any other terms and conditions of awards, interpret the Bonus Plan and awards, delegate certain powers to one or more of our officers or members of our board of directors, and adopt rules, procedures and subplans for the administration of the Bonus Plan. The maximum amount of an award for any fiscal year that a participant may receive under the Bonus Plan will be 300% of such participant’s target bonus.
Under the Bonus Plan, the performance goals applicable to awards may include one or more of the following: cash flow (including operating cash flow or free cash flow), revenue (on an absolute basis or adjusted for currency effects), gross margin, operating expenses, or operating expenses as a percentage of revenue, earnings (which may include earnings before interest and taxes and net earnings), earnings per share, stock price, return on equity, total stockholder return, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, return on capital, return on assets or net assets, return on investment, economic value added, operating profit or net operating expenses, operating income, operating margin, market share, contract awards or backlog, overhead or other expense reduction, credit rating, objective customer indicators, new product invention or innovation, attainment of research and development milestones, improvements in productivity, attainment of objective operating goals, contingent or non-contingent orders, net promoter score, bookings, expenses, and growth rates in any of the foregoing performance criteria. As determined by our compensation committee, performance goals may differ from participant to participant, and award to award. The criteria may be measured in absolute terms, in combination with other criteria, in relative terms, against the performance of the company as a whole or specific business units, affiliates, business segments, or products, on a per share or per capita basis, or on a pre‑tax or post‑tax basis. Our compensation committee also will determine any significant elements or items that will be included in or excluded from the calculation of any performance goal. Otherwise, performance goals will be calculated in accordance with our financial statements, prepared in accordance with U.S. Generally Accepted Accounting Principles or accounting principles established by the Internal Accounting Standards Board or under a methodology established by our compensation committee that is consistently applied with respect to a performance goal in the applicable performance period. In the event of any stock dividend or split, repurchase, recapitalization, combination, or exchange of shares, or other similar changes in our stock, our compensation committee will make adjustments to criteria that relate to the number or value of our stock affected by such events.
Our compensation committee will determine the actual award payable to a participant under the Bonus Plan. Our compensation committee, in its sole discretion, may reduce or eliminate a participant’s actual award, determine whether an actual award will be paid in the event of termination of a participant’s employment due to his or her death or disability or that occurs upon or following our change in control, or in other types of terminations of a participant’s employment prior to a change in control but subject to attainment of the applicable performance criteria.
Our compensation committee, in its sole discretion, may amend or terminate the Bonus Plan or any part of the Bonus Plan at any time and for any reason. Any amendment, suspension, or termination of the Bonus Plan may not impair any rights or obligations under any target award granted to a participant under the Bonus Plan. Unless earlier terminated, our Bonus Plan will remain in effect through our 2021 annual meeting of stockholders.
401(k) Plan
We maintain our 401(k) Savings Plan, referred to as our 401(k) Plan, a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2016, we made contributions to the 401(k) Plan of $978,804. A participant’s contributions are allocated to the participant’s individual account on a pre-tax basis, or on a post-tax basis with respect to the Roth 401(k) plan component. The contributions are invested in selected investment alternatives according to the participants’ directions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan (other than with respect to the Roth 401(k) plan component) and any earnings on contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.
Limitation on Liability and Indemnification Matters
Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.
If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the U.S. federal securities laws or other state or U.S. federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with our current directors and officers. These agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2013 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock or any immediate family member of, or person sharing a household with, and of these individuals or entities had or will have a direct or indirect material interest.

Private Placements
Series G Redeemable Convertible Preferred Stock Transaction
In November 2015 and January 2016, we issued and sold an aggregate of 3,344,540 shares of our Series G redeemable convertible preferred stock at a purchase price of $23.7340 per share, for an aggregate purchase price of approximately $79.4 million. At the initial public offering price of $22.00 per share, 3,344,540 outstanding shares of our Series G redeemable convertible preferred stock will convert into 3,926,794 shares of common stock.
Purchasers of our Series G redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Aspect Ventures(1)	421,335	$9,999,989
Entities affiliated with Wellington Management Company(2)	2,413,434	$57,280,490
_____________________

(1)
Entities affiliated with Aspect Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Aspect Ventures, L.P., and Aspect Ventures I-A, L.P. Theresia Gouw, a member of our board of directors, is a partner at Aspect Ventures.

(2)
Entities affiliated with Wellington Management Company holding our securities whose shares are aggregated for purposes of reporting share ownership information include Hartford Global Capital Appreciation Fund, Global Multi-Strategy Fund, The Hartford Growth Opportunities Fund, The Hartford Capital Appreciation Fund, Hartford Growth Opportunities HLS Fund, Hadley Harbor Master Investors (Cayman) L.P., and Ithan Creek Master Investors (Cayman) L.P.

Series F Redeemable Convertible Preferred Stock Transaction
In September 2014 and October 2014, we issued and sold an aggregate of 3,242,957 shares of our Series F redeemable convertible preferred stock at a purchase price of $9.2508 per share, for an aggregate purchase price of approximately $30.0 million. Each share of our Series F redeemable convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering. Purchasers of our Series F redeemable convertible preferred stock include venture capital funds that beneficially own more than 5% of our outstanding capital stock and/or are represented on our board of directors. The following table presents the number of shares and the total purchase price paid by these entities:

Investor	Shares of Series F Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Accel (1)	324,296	$3,000,002
Entities affiliated with Amadeus Capital(2)	1,189,086	$11,000,001
Aspect Ventures L.P.(3)	108,099	$1,000,002
Entities affiliated with Meritech Capital Partners(4)	540,493	$5,000,002
Entities affiliated with Pitango(5)	324,283	$2,999,986
_____________________

(1)
Entities affiliated with Accel holding our securities whose shares are aggregated for purposes of reporting share ownership information include Accel VIII L.P., Accel Internet Fund IV L.P., and Accel Investors 2000 L.L.C.

(2)
Entities affiliated with Amadeus Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include Amadeus IV Velocity Fund LP and Amadeus EII LP. Richard Anton, a former member of our board of directors, and Michael DeCesare, pursuant to the voting agreement described below under “—Special Stockholder Voting Agreement and Irrevocable Proxy,” share voting and dispositive power with respect to the shares held by the entities affiliated with Amadeus Capital.

(3)	Theresia Gouw, a member of our board of directors, is a partner at Aspect Ventures L.P.

(4)
Entities affiliated with Meritech Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P., and MCP Entrepreneur Partners II L.P.

(5)
Entities affiliated with Pitango holding our securities whose shares are aggregated for purposes of reporting share ownership information include Pitango Venture Capital Fund III (USA) L.P., Pitango Venture Capital Fund III (USA) Non-Q L.P., Pitango Principals Fund III (USA) L.P., Pitango Parallel Investor Fund III (USA) L.P., Pitango Venture Capital Fund III (Israeli Investors) L.P. and Pitango Venture Capital Fund III Trusts 2000 Ltd. Rami Kalish, a member of our board of directors, is a partner at Pitango.

Warrants to Purchase Common Stock
In September 2014 and October 2014, in connection with our Series F redeemable convertible preferred stock financing, we issued warrants to purchase common stock, or the Common Stock Warrants, to the investors who purchased shares of our Series F redeemable convertible preferred stock, including Aspect Ventures L.P., entities affiliated with Amadeus Capital, entities affiliated with Accel, entities affiliated with Meritech Capital Partners, and entities affiliated with Pitango. Each Common Stock Warrant has an exercise price of $0.001 per share, which may be adjusted for any subdivisions or reclassifications of our common stock. Each Common Stock Warrant represents the right to purchase a number of shares of our common stock calculated based on: the number of shares of our common stock that each share of our Series F redeemable convertible preferred stock will convert into pursuant to our amended and restated certificate of incorporation, in connection with this offering; the number of shares of our Series F redeemable convertible preferred stock sold to the investor holding the Common Stock Warrant; and the price per share of our common stock in this offering as stated on the cover page of the final prospectus relating to this offering. Because the initial public offering price of $22.00 per share of our common stock in this offering is equal to or greater than $17.00 per share, then the calculation used to determine the number of shares of common stock exercisable pursuant to each Common Stock Warrant will produce a number of shares of common stock that is equal to or less than zero, in which case, each Common Stock Warrant will terminate. Based on the initial public offering price of $22.00 per share, the Common Stock Warrants will terminate upon the closing of this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement with our founders, including Yehezkel Yeshurun, and the holders of our redeemable convertible preferred stock, including entities affiliated with Wellington Management Company, Amadeus Capital, Aspect Ventures, Meritech Capital Partners, Accel, and Pitango, each of which beneficially owns more than 5% of our capital stock or is affiliated with a member of our board of directors. This agreement provides, among other things, that holders of our redeemable convertible preferred stock have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing.

For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Special Stockholder Voting Agreement and Irrevocable Proxy
We are party to a special stockholder voting agreement and irrevocable proxy, or Voting Agreement, with Michael DeCesare, our Chief Executive Officer, and entities affiliated with Amadeus Capital, which beneficially own more than 5% of our capital stock and are affiliated with Richard Anton, a former member of our board of directors. The Voting Agreement provides that the entities affiliated with Amadeus Capital, or the Amadeus Entities, irrevocably appoint our then-serving chief executive officer, as the sole and exclusive attorney-in-fact and proxy holder of each Amadeus Entity, to vote, or refrain from voting, the shares held by the Amadeus Entities in identical proportions to the votes cast by our other stockholders with respect to any matter at any meeting of our stockholders or any actions taken by written consent of our stockholders. The proxy granted to our then-serving chief executive officer does not apply to certain matters, including: (i) matters regarding our liquidation, dissolution, or winding up in the event that as of the record date for the stockholder action to be taken with respect to such event, the Amadeus Entities are or are deemed to be the beneficial owners of no more than 18.0% of our outstanding common stock, (ii) matters relating to our bankruptcy or insolvency, (iii) any matter that would adversely impact the rights, preferences, or privileges of the Amadeus Entities in a manner different than our other stockholders, or (iv) any matter that would limit or adversely affect the right or ability of the Amadeus Entities to dispose of any of our capital stock held by the Amadeus Entities.
Right of First Refusal
Pursuant to our equity compensation plans and the investors’ rights agreement, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. Since January 1, 2013, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including certain of our related persons. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.
Limitation of Liability and Indemnification of Directors and Executive Officers
We have entered into indemnification agreements with our directors and certain of our executive officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters” for additional information.
The underwriting agreement provides for indemnification by the underwriters of us and our directors and executive officers for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.
Relationship with FireEye, Inc.
David DeWalt, a member of our board of directors and our Vice-Chairman since June 2015, previously served as the chief executive officer of FireEye, Inc., or FireEye, a global network cybersecurity company, from November 2012 until June 2016 and served as its Executive Chairman of the Board from June 2016 to February 2017. We maintain several on-going commercial relationships with FireEye, including a reciprocal vendor-customer relationship, an Alliance Partner relationship, a technology partner relationship, and a joint-sponsor relationship related to marketing programs.
In 2016, we purchased products and services from FireEye pursuant to the terms of a product and service purchase agreement and paid FireEye approximately $373,253 under the terms of this agreement. In 2015 and 2016, we sold ForeScout products and services to FireEye and received payments from FireEye totaling approximately $790,000. In March 2013 and February 2014, we entered into a technology partnership arrangements, as amended, with FireEye which focus on the integration and interoperability between our respective security products. For the years ended December 31, 2014, 2015, and 2016, we incurred fees of approximately $17,000, $0, and $43,800, respectively, under the terms of the 2013 technology partnership arrangement with FireEye, and we expect to incur additional fees under this arrangement in the ordinary course of business following the completion of this offering. In January 2016, we entered into a mutual referral fee partnership arrangement with FireEye to increase market opportunities for both FireEye’s and our product and service offerings. We have not received any fees from FireEye or paid any fees to FireEye under this relationship. Additionally, we have entered into a number of agreements with

FireEye related to the joint sponsorship of marketing events. For the years ended December 31, 2014, 2015, and 2016, we incurred fees of approximately $0, $76,500, and $174,000, respectively, under these joint sponsorship agreements.
Employment Arrangement with an Immediate Family Member of Our Chairman
Shai Yeshurun is a Senior Director of Finance and the son of Yehezkel Yeshurun, the Chairman of our Board of Directors. His 2014, 2015, and 2016 total compensation was approximately $143,300, $151,700, and $168,000, respectively. His current annual salary is approximately $112,650.
Executive Arrangements and Separation Agreements
On July 22, 2014, we entered into a separation agreement and release, or the Separation Agreement, with Gordon Boyce, our former chief executive officer. In connection with the Separation Agreement and the release of claims, Mr. Boyce was paid $427,689.27 and received reimbursement for up to 12 months of COBRA premiums following his termination.
Promissory Note and Call Option Agreement
In March 2013, we entered into a secured non-recourse promissory note and call option purchase agreement with Mr. Boyce, certain entities affiliated with Meritech Capital Partners and certain entities affiliated with Amadeus Capital. Pursuant to the agreement, the investors purchased from Mr. Boyce promissory notes in the principal amount of $891,720 and an option to purchase an aggregate of 200,000 shares of our common stock held by Mr. Boyce for an exercise price of $4.4586 per share. In January 2015, the investors exercised the call option to purchase an aggregate of 200,000 shares of our common stock from Mr. Boyce in exchange for forgiveness of the secured non-recourse promissory note between Mr. Boyce and the investors.
Policies and Procedures for Related Party Transactions
Our audit committee has adopted a formal written policy providing that our audit committee is responsible for reviewing “related party transactions,” which are transactions (i) in which we were, are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and (iii) in which a related person had, has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members, in each case, since the beginning of the most recently completed year. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee. In determining whether to approve or ratify any such proposal, our audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and (ii) the extent of the related party’s interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements of executive officers, (ii) certain director compensation arrangements, (iii) transactions with another company at which a related party’s only relationship is as an employee, other than an executive officer or director, or beneficial owner of less than 5% of that company’s shares, (iv) charitable contributions, grants or endowments by us to a charitable organization, foundation or university where the related party’s only relationship is as an employee, other than an executive officer or director, if the aggregate amount involved does not exceed the greater of $100,000 or 2% of the charitable organization’s total annual receipts, and (v) transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 30, 2017, as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.
We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership prior to this offering is based on 32,359,419 shares of common stock outstanding as of September 30, 2017, assuming the automatic conversion of our redeemable convertible preferred stock into common stock as of immediately prior to the completion of this offering (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share). For purposes of the table below, we have assumed that 37,159,419 shares of common stock will be outstanding upon completion of this offering (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share). For more information about the conversion of shares of our Series G redeemable convertible preferred stock, see the section titled “Description of Capital Stock—Preferred Stock.” In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by such person that are currently exercisable or exercisable within 60 days of September 30, 2017. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ForeScout Technologies, Inc., 190 West Tasman Drive, San Jose, California 95134.

Name of Beneficial Owner+	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Accel(1)	4,751,280	14.7%	4,751,280	12.8%
Entities affiliated with Amadeus Capital(2)	6,114,161	18.9%	6,114,161	16.5%
Entities affiliated with Meritech Capital Partners(3)	4,165,295	12.9%	4,165,295	11.2%
Entities affiliated with Pitango(4)	4,379,625	13.5%	4,379,625	11.8%
Entities affiliated with Wellington Management Company, LLP and certain of its investment advisory clients(5)	2,833,591	8.8%	2,833,591	7.6%
Executive Officers and Directors:
Michael DeCesare(6)	1,053,867	3.2%	1,053,867	2.8%
Shares subject to voting proxy	6,114,161	18.9%	6,114,161	16.5%
Total (6)(7)	7,168,028	21.6%	7,168,028	18.9%
Pedro Abreu(8)	290,619	*	290,619	*
Christopher Harms(9)	293,207	*	293,207	*
Darren J. Milliken(10)	174,000	*	174,000	*
Yehezkel Yeshurun(11)	565,432	1.7%	565,432	1.5%
David DeWalt(12)	839,568	2.6%	839,568	2.3%
James Beer	—	*	—	*
T. Kent Elliott(13)	516,060	1.6%	516,060	1.4%
Theresia Gouw(14)	692,883	2.1%	692,883	1.9%
Mark Jensen(15)	112,669	*	112,669	*
Rami Kalish(16)	4,379,625	13.5%	4,379,625	11.8%
Enrique Salem(17)	458,873	1.4%	458,873	1.2%
All current directors and executive officers as a group (12 persons)(18)	15,490,964	45.0%	15,490,964	39.5%
_____________________

*	Represents beneficial ownership of less than one percent (1%).

+
Options to purchase shares of our capital stock included in this table are generally early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

(1)
Consists of (i) 3,703,261 shares held of record by Accel VIII L.P. (“Accel VIII”); (ii) 727,365 shares held of record by Accel Internet Fund IV L.P. (“Fund IV”); and (iii) 320,654 shares held of record by Accel Investors 2000 L.L.C. (“Investors 2000”). Accel VIII Associates LLC (“Accel Associates”), the general partner of Accel VIII and Fund IV, has sole voting and dispositive power with respect to the shares held by Accel VIII and Fund IV. Arthur Patterson and Jim Swartz are the managing members of Investors 2000 and share voting and dispositive power over the securities held by Investors 2000. Arthur Patterson and Jim Swartz are the managing members of Accel Associates and share voting and dispositive power over the securities held by Accel Associates. The address for each of these entities is 428 University Avenue, Palo Alto, California 94301.

(2)
Consists of (i) 2,107,078 shares held of record by Amadeus II ‘A’ (“Amadeus A”); (ii) 1,404,717 shares held of record by Amadeus II ‘B’ (“Amadeus B”); (iii) 983,292 shares held of record by Amadeus II ‘C’ (“Amadeus C”); (iv) 46,807 shares held of record by Amadeus II ‘D’ GmbH & Co KG (“Amadeus GmbH”); (v) 140,437 shares held of record by Amadeus II Affiliates Fund L.P. (“Affiliates Fund”); (vi) 572,442 shares held of record by Amadeus IV Velocity Fund L.P. (“Velocity Fund”); (vii) 648,592 shares held of record by Amadeus EII L.P. (“Amadeus EII”); and (viii) 210,796 shares held of record by Amadeus EI L.P. (“Amadeus EI” and together with each of Amadeus A, Amadeus B, Amadeus C, Amadeus GmbH, Affiliates Fund, Velocity Fund, and Amadeus EII, the “Amadeus Funds”). Amadeus II General Partner LP (“Amadeus II

GP”) is the general partner of each of Amadeus A, Amadeus B, Amadeus C, Amadeus GmbH, and Affiliates Fund; Amadeus IV Velocity GP LP (“Amadeus Velocity GP”) is the general partner of Velocity Fund; Amadeus EII General Partner LP (“Amadeus EII GP”) is the general partner of Amadeus EII; and Amadeus EI General Partner LP (“Amadeus EI GP” and together with each of Amadeus II GP, Amadeus Velocity GP, and Amadeus EII GP, the “Amadeus Direct General Partners”) is the general partner of Amadeus EI. Amadeus General Partner LTD (“Amadeus GP LTD”) and Amadeus Capital GP LLP (“Amadeus Capital GP”) are the general partners of each of the Amadeus Direct General Partners. Amadeus Capital Partners Limited (“Amadeus Limited”) and Amadeus GP LTD are the partners of Amadeus Capital GP, Amadeus Limited is the manager of each of the Amadeus Funds, has sole voting and dispositive power with respect to the shares held by the Amadeus Funds. Each of Anne Glover, Hermann Hauser, Andrea Traversone, and Alex van Someren are the directors of Amadeus Limited (the “Amadeus Directors”). The Amadeus Directors have delegated their shared voting and dispositive power with respect to the shares held by each of the Amadeus Funds to a committee comprised of Ms. Glover, Mr. Hauser, Ms. Traversone, Richard Anton, and Mikael Johnsson (the “Amadeus Committee”). Each of the members of the Amadeus Committee share voting and dispositive power with respect to the shares held by the Amadeus Funds. The address for each of Amadeus A, Amadeus B, Amadeus C, Velocity Fund, Amadeus EII, Amadeus EI, Amadeus Capital GP, Amadeus Limited, and each of the Amadeus Directors is c/o Amadeus Capital, Suite 1, 2nd Floor, 2 Quayside, Cambridge CB5 8AB, United Kingdom. The address for Amadeus GmbH is c/o PE Concepts Verwaltungs GmbH, Möhlstr. 23 c/o BLLW, 81675 Munich, Germany. The address for Affiliates Fund is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The address for each of Amadeus II GP, Amadeus Velocity GP, Amadeus EII GP, Amadeus EI GP, and Amadeus GP LTD is c/o Amadeus Capital, 50 Lothian Road, Festival Square, Edinburgh, Scotland EH3 9WJ. All of the shares held by the Amadeus Funds and referenced in this footnote (2) are subject to a voting agreement in favor of the Company’s Chief Executive Officer referred to in footnote (7) below.

(3)
Consists of (i) 30,819 shares held of record by MCP Entrepreneur Partners II L.P. (“MCP”); (ii) 103,606 shares held of record by Meritech Capital Affiliates II L.P. (“Capital Affiliates”); and (iii) 4,030,870 shares held of record by Meritech Capital Partners II L.P. (“Capital Partners” and collectively, the “Meritech Entities”). Meritech Capital Associates II L.L.C. (“Meritech Capital”), the general partner of the Meritech Entities, has sole voting and dispositive power with respect to the shares held by the Meritech Entities. Meritech Management Associates II L.L.C. (“Meritech Associates”), managing member of Meritech Capital, has sole voting and dispositive power with respect to the shares held by Meritech Capital. Paul Madera and Mike Gordon, managing members of Meritech Associates, share the voting and dispositive power with respect to the shares held by Meritech Associates. The address for the Meritech Entities is 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(4)
Consists of (i) 2,727,332 shares held of record by Pitango Venture Capital Fund III (USA) L.P.; (ii) 252,110 shares held of record by Pitango Venture Capital Fund III (USA) Non-Q L.P.; (iii) 737,464 shares held of record by Pitango Venture Capital Fund III (Israeli Investors) L.P.; (iv) 95,998 shares held of record by Pitango Principals Fund III (USA) L.P.; (v) 374,768 shares held of record by Pitango Parallel Investor Fund III (USA) L.P (collectively, the “Pitango Entities”); and (vi) 191,953 shares held of record by Pitango Venture Capital Fund III Trusts 2000 Ltd. (“Pitango Trusts”). Pitango VC Fund III GP (“GP”), the sole general partner of the Pitango Entities, has sole voting and dispositive power with respect to the shares held by the Pitango Entities.  The partners of the GP are eight private companies (the “Principal Funds”) that are each owned by one of the following individuals: Rami Beracha, Bruce Crocker, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Isaac Shrem, and Zeev Binman, respectively (the “Principals”), share voting and dispositive power with respect to the shares held by GP.  The Principals, managing members of Pitango Trusts, share voting and dispositive power with respect to the shares held by Pitango Trusts. The address for the above listed entities is 11 HaMenofim Street, Building B, Herzeliya 46725, Israel.

(5)
Consists of: (i) 15,321 shares held by Hartford Global Capital Appreciation Fund; (ii) 5,375 shares held by Global Multi-Strategy Fund; (iii) 516,291 shares held by The Hartford Growth Opportunities Fund; (iv) 30,724 shares held by The Hartford Capital Appreciation Fund; (v) 138,725 shares held by Hartford Growth Opportunities HLS Fund; (vi) 1,978,749 shares held by Hadley Harbor Master Investors (Cayman) L.P. and (vii) 148,406 shares held by Ithan Creek Master Investors (Cayman) L.P. Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the advisor to these entities. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts. The address for each of the above referenced entities is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

(6)	Consists of 212,903 shares held of record by Mr. DeCesare; 840,964 shares subject to options exercisable within 60 days of September 30, 2017, 540,019 of which are fully vested as of such date.

(7)
Consists of the shares listed in footnote (2) above over which, except under limited circumstances, Mr. DeCesare, as our Chief Executive Officer, holds an irrevocable proxy, pursuant to a voting agreement between Mr. DeCesare, us and the entities affiliated with the Amadeus Entities. We do not believe that the parties to this voting agreement constitute a “group” under Section 13 of the Securities Exchange Act of 1934, as amended, as Mr. DeCesare exercises voting control over these shares. For more information about the voting agreement, see “Certain Relationships and Related Party Transactions—Special Stockholder Voting Agreement and Irrevocable Proxy.”

(8)	Consists of 290,619 shares subject to options exercisable within 60 days of September 30, 2017, 176,971 of which are fully vested as of such date.

(9)
Consists of (i) 16,023 shares held of record by Mr. Harms; (ii) 109,962 shares held of record by Harms Family Trust Dated April 20, 2006, for which Mr. Harms and Cassandra R. Harms serve as Trustees; and (iii) 167,222 shares subject to options exercisable within 60 days of September 30, 2017, 122,015 of which are fully vested as of such date. In connection with a personal loan, Mr. Harms has entered into (i) a Consumer Pledge Agreement dated September 28, 2015, pursuant to which Mr. Harms has granted to the lender a security interest in 64,091 shares of our common stock held by Mr. Harms and (ii) an option agreement dated September 28, 2015, pursuant to which Mr. Harms has granted to the optionee an option to purchase 16,023 shares of our common stock.

(10)	Consists of 174,000 shares subject to options exercisable within 60 days of September 30, 2017, 135,334 of which are fully vested as of such date.

(11)
Consists of (i) 327,386 shares held of record by the Yeshurun Family Trust; and (ii) 238,046 shares subject to options exercisable within 60 days of September 30, 2017, 154,995 of which are fully vested as of such date.

(12)	Consists of 839,568 shares held of record by Mr. DeWalt, of which 132,932 were issued upon early exercise of stock options and remained subject to further vesting within 60 days of September 30, 2017.

(13)
Consists of (i) 240,835 shares held of record by Mr. Elliott; and (ii) 275,225 shares subject to options exercisable within 60 days of September 30, 2017, 264,405 of which are fully vested as of such date.

(14)
Consists of (i) 575,856 shares held of record by Aspect Ventures, L.P. (“Aspect Ventures”); and (ii) 117,027 shares held of record by Aspect Ventures I-A, L.P. (“Aspect I-A”). Aspect Ventures Management, LLC (Aspect Management), the general partner of Aspect Ventures and Aspect I-A, has sole voting and dispositive power with respect to the shares held by Aspect Ventures and Aspect I-A. Ms. Gouw and Jennifer Fonstad are the managing partners of Aspect Management and share voting and dispositive power with respect to the shares held by Aspect Management.

(15)	Consists of 112,669 shares subject to options exercisable within 60 days of September 30, 2017, 93,910 of which are fully vested as of such date.

(16)
Consists of the shares listed in footnote 4 above, which are held by the Pitango Entities. Mr. Kalish is one of the Principals of the Principal Funds, which shares voting and dispositive power with respect to the shares held by GP, which has sole voting and dispositive power with respect to the shares held by the Pitango Entities.

(17)	Consists of 458,873 shares held of record by Mr. Salem, of which 15,252 were issued upon early exercise of stock options and remained subject to further vesting within 60 days of September 30, 2017.

(18)
Consists of (i) 15,490,964 shares beneficially owned by our current officers and directors, of which 148,184 shares may be repurchased by us at the original purchase price as of September 30, 2017 and (ii) 2,098,745 shares subject to options exercisable within 60 days of September 30, 2017, of which 1,487,649 shares are fully vested.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
Immediately following the completion of this offering, our authorized capital stock will consist of 1,100,000,000 shares, with a par value of $0.001 per share, of which:
• 1,000,000,000 shares are designated as common stock; and
• 100,000,000 shares are designated as preferred stock.
As of June 30, 2017, there were 31,733,806 shares of our common stock outstanding, held by approximately 250 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock effective immediately prior to the completion of this offering (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share). Our board of directors is authorized, without stockholder approval, except as required by the listing standards of The NASDAQ Stock Market, to issue additional shares of our capital stock.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of redeemable convertible preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
In September 2017, we entered into a voting agreement with Michael DeCesare, our Chief Executive Officer, and entities affiliated with Amadeus Capital, or the Amadeus Entities. Under certain circumstances, Mr. DeCesare, as our Chief Executive Officer, holds an irrevocable proxy to vote all shares of our capital stock held by the Amadeus Entities in identical proportions to the votes cast by our other stockholders. For a description of the voting agreement, please see the section titled “Certain Relationships and Related Party Transactions—Special Stockholder Voting Agreement and Irrevocable Proxy.”
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributed ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Upon the completion of this offering, no shares of our preferred stock will be outstanding. Based on the initial public offering price of $22.00 per share, our 3,344,540 outstanding shares of Series G convertible redeemable preferred stock will convert into 3,926,794 shares of our common stock.
Pursuant to our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Warrants
As of June 30, 2017, warrants to purchase 233,023 shares of our common stock at a weighted exercise price of $6.62 per share were outstanding.
As of June 30, 2017, warrants to purchase no shares of our common stock, or the Common Stock Warrants, were outstanding. Because the initial public offering price of $22.00 per share is equal to or greater than $17.00 per share, then the Common Stock Warrants will terminate at the closing of this offering.
As of June 30, 2017, warrants to purchase 292,862 shares of our Series E-1 redeemable convertible preferred stock were outstanding at an exercise price of $6.00 per share. Upon the completion of this offering, these warrants will become exercisable for 292,862 shares of common stock.
Except for certain warrants to purchase 74 shares of our common stock, each of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the underlying shares at the time of exercise of the warrant after deduction of a number of shares equal in value to the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications, and consolidations. Except for certain warrants to purchase 74 shares of our common stock, the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail below under the heading titled “—Registration Rights.”
Registration Rights
Following the completion of this offering, the holders of shares of our common stock issued upon the conversion of our redeemable convertible preferred stock and upon the exercise of outstanding warrants, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights, and Form S-3 registration rights. In any registration made pursuant to such investors’ rights agreement, all expenses (other than underwriting discounts and commissions and stock transfer taxes applicable to the securities registered by the selling stockholders) of underwritten registrations will be borne by us.

Demand Registration Rights
Following the six-month anniversary of the completion of this offering until the fifth anniversary of the completing of this offering, the holders of an aggregate of 26,874,606 shares of our common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock, based on the initial public offering price of $22.00 per share), or their permitted transferees, will be entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We will not be required to effect a demand registration within the period 180 days following the effective date of, a registration statement relating to a public offering of our securities. We may defer the filing of a registration statement once during any 12 month period for a period of not more than 90 days, if it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time.
Piggyback Registration Rights
Following the completion of this offering, the holders of an aggregate of 26,874,606 shares of our common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share) or their permitted transferees will be entitled to piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares will be entitled to include their shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in our amended and restated investors’ rights agreement.
Form S-3 Registration Rights
Following the completion of this offering, the holders of an aggregate of 26,874,606 shares of our common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share) or their permitted transferees will also be entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 40% of the shares that are entitled to registration rights under the amended and restated investors’ rights agreement, to have such shares registered by us. We are required to effect only two registrations during any 12 month period pursuant to this provision of the amended and restated investors’ rights agreement. We may defer the filing of the Form S-3 registration statement once during any 12 month period for a period of not more than 90 days, if it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time.
Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.
Undesignated Preferred Stock. As discussed above under the section titled “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by our board of directors, chairperson of our board of directors, the chief executive officer, or the president (in the absence of a chief executive officer). A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.
Board Classification. Our board of directors divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.
Amendments of Charter and Bylaw Provisions. Amendments to our amended and restated certificate of incorporation and our amended and restated bylaws require approval by holders of at least 66-2/3% of our then outstanding capital stock.
Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum
Our amended and restated bylaws provide that, subject to limited exceptions, a state or federal court located within the State of Delaware or a state or federal court located within the county of Santa Clara, California will be the sole and exclusive forums for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, any action asserting a claim against us or any of our directors, officers, or employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any other action asserting a claim against us or any of our directors, officers, or employees that is governed by the internal affairs doctrine.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
We have been approved to list our common stock on The NASDAQ Global Market under the symbol “FSCT.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering or the possibility that these sales may occur, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.
Based on our shares outstanding as of June 30, 2017, upon the completion of this offering, a total of 37,013,806 shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon the completion of this offering (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share). Of these shares, all 5,280,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
The remaining outstanding shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, substantially all restricted securities will be available for sale in the public market at various times beginning more than 180 days (subject to extension) after the date of this prospectus.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 370,138 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Substantially all Rule 701 shares are subject to a lock-up agreement as described below and elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Lock-Up Agreements
We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any other securities so owned convertible into or exercisable or exchangeable for shares of our common stock;

•
demand the filing of any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or publicly announce its intention to enter into any of the foregoing transactions; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions as set forth in the section titled “Underwriters.”
Rule 10b5-1 Trading Plans
Following the completion of this offering, certain of our executive officers and directors may adopt written plans, known as “Rule 10b5-1 trading plans,” under which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such executive officer or director in connection with this offering.
Registration Rights
Upon the completion of this offering, the holders of 26,874,606 shares of common stock (including additional shares issuable upon conversion of our Series G redeemable convertible preferred stock based on the initial public offering price of $22.00 per share) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.
Registration Statements on Form S-8
Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans and Employee Stock Purchase Plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock purchased in this offering but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.
This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	regulated investment companies and real estate investment trusts;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	tax-qualified retirement plans;

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our common stock, other than a partnership, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussion below regarding effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange, or other disposition of our common stock unless:

•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•
you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Federal Estate Tax
Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance
The Foreign Account Tax Compliance Act, or FATCA, generally imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transitional rules are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax consequences of purchasing, owning, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS
Under the terms and subject to the conditions to be contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, will severally agree to purchase, and we will agree to sell to them the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	1,848,000
J.P. Morgan Securities LLC	1,584,000
Citigroup Global Markets Inc.	792,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	369,600
UBS Securities LLC	369,600
KeyBanc Capital Markets Inc.	316,800
Total:	5,280,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 792,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 792,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$22.00	$116,160,000	$133,584,000
Underwriting discounts and commissions to be paid by us	$1.54	$8,131,200	$9,350,880
Proceeds, before expenses	$20.46	$108,028,800	$124,233,120
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.5 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, up to $25,000.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have been approved to list our common stock on The NASDAQ Stock Market under the trading symbol “FSCT.”
We, all directors and officers and the holders of substantially all of our outstanding equity securities have agreed that without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•
offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned or any securities so owned convertible into or exercisable or exchangeable for shares of common stock, or publicly announce its intention to enter into any of the foregoing transactions;

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in these first two bullet points is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•
in the case of our directors, officers and security holders, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

•
in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	make any public announcement of any intention to do any of the foregoing.
The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus or the transfer by a security holder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase common stock on a “cashless” or “net exercise” basis; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made during the restricted period;

•
transfers by a security holder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to agreements under which the shares were issued and we have the option to repurchase such shares or securities; provided that no filing under Section 16(a) the Exchange Act is required or voluntarily made during the restricted period;

•
transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period;

•
transfers by a security holder of shares of common stock or any security convertible into or exchangeable for common stock (i) to an immediate family member of the security holder or trust formed for the benefit of an immediate family member of the security holder, (ii) as a bona fide gift, or by will or intestacy, (iii) not involving a change to beneficial ownership, or (iv) if the security holder is a corporation, partnership, limited liability company, or other business entity (A) to another corporation, partnership, limited liability company, or other business entity that controls, is controlled by or is under common control with the security holder or (B) as part of a disposition, transfer, or distribution by the security holder to its equity holders, or (v) if the security holder is a trust to a trustor or beneficiary of the trust; provided that in each case, the transferee, donee, or distributee signs and delivers a lock-up agreement prior to or upon such transfer, no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period, and the transfer does not involve a disposition for value;

•
the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the consummation of a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a Change of Control (as defined in the lockup agreement) after the completion of this offering; provided that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, such shares of common stock remain subject to the terms of the agreement;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or be voluntarily made by or on behalf of the undersigned or us; or

•
the transfer of shares of common stock or any security convertible or exercisable or exchangeable for common stock that occurs by order of a court of competent jurisdiction pursuant to a qualified domestic relations order or in connection with a divorce settlement, subject to customary restrictions.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, provided that, when and as required by FINRA Rule 5131, at least two business days before the release or waiver of any applicable lock-up, Morgan Stanley & Co. LLC will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to the completion of this offering, there has been no public market for our common stock. The initial public offering price has been determined by negotiations between us and the representatives. Among the factors we considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada
Our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
(a) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;
(b) to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;
(c) to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or
(d) in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).
Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b) where no consideration is or will be given for the transfer;
(c) where the transfer is by operation of law;
(d) as specified in Section 276(7) of the SFA; or
(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Chile
The shares of common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Goodwin Procter LLP, Menlo Park, California, is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements of ForeScout Technologies, Inc. as of December 31, 2015 and 2016, and for each of the three years in the period ended December 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Certain statistical data contained herein have been derived from and included herein in reliance upon a research report prepared by International Data Corporation, or IDC, an independent provider of research and analysis, commissioned by the Company, and issued as of December 2016 and upon the authority of said firm as experts with respect to the matters covered by its report. IDC does not have any interest in the securities of the Company.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC also maintains an Internet Website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that Website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.forescout.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our Website address in this prospectus is an inactive textual reference only.

FORESCOUT TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ForeScout Technologies, Inc.
We have audited the accompanying consolidated balance sheets of ForeScout Technologies, Inc. as of December 31, 2015 and 2016, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ForeScout Technologies, Inc. at December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
San Francisco, California
March 31, 2017,
except for the fifth paragraph of Note 1 as to which the date is
October 16, 2017

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2015	December 31, 2016	June 30, 2017	Pro Forma June 30, 2017
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$126,846	$79,665	$72,535	$
Accounts receivable	29,225	44,694	25,315
Inventory	394	890	224
Prepaid expenses and other current assets	3,513	8,592	8,196
Total current assets	159,978	133,841	106,270
Property and equipment, net	4,823	24,536	23,993
Severance pay deposits	1,493	1,704	1,965
Restricted cash	3,822	4,011	4,143
Other assets	754	3,334	4,303
Total assets	$170,870	$167,426	$140,674
Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$4,703	$5,210	$607
Accrued compensation	13,152	17,286	20,554
Accrued expenses	9,335	12,903	10,157
Customer deposits	1,818	718	11,220
Deferred revenue	51,976	68,844	76,971
Notes payable	19,449	7,163	7,203
Total current liabilities	100,433	112,124	126,712
Warrant liabilities	5,978	4,874	5,216	—
Deferred revenue - non-current	31,483	40,070	40,556
Notes payable - non-current	—	22,824	19,211
Accrued severance pay liability	1,658	2,033	2,506
Other liabilities	4,207	10,244	9,578
Total liabilities	143,759	192,169	203,779
Commitments and contingencies (Note 4)
Redeemable convertible preferred stock (Note 6)	279,913	283,854	283,854	—
Stockholders' deficit:
Common stock, $0.001 par value; 43,188,042, 43,188,042, and 50,000,000 shares authorized at December 31, 2015 and 2016 and June 30, 2017 (unaudited), respectively; 5,067,077, 5,854,147, and 6,099,664 shares issued and outstanding at December 31, 2015 and 2016 and June 30, 2017 (unaudited), respectively; 31,733,806 shares issued and outstanding pro forma (unaudited)	5	6	6	32
Additional paid-in capital	65,814	84,792	94,091	406,869
Accumulated deficit	(318,621)	(393,395)	(441,056)	(464,790)
Total stockholders’ deficit	(252,802)	(308,597)	(346,959)	(57,889)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$170,870	$167,426	$140,674	$140,674

See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Revenue:
Product	$40,947	$71,264	$98,655	$38,062	$44,697
Maintenance and professional services	30,166	54,695	68,186	30,609	45,862
Total revenue	71,113	125,959	166,841	68,671	90,559
Cost of revenue:
Product	10,654	16,161	21,678	7,191	9,916
Maintenance and professional services	11,222	16,961	26,571	12,359	16,974
Total cost of revenue	21,876	33,122	48,249	19,550	26,890
Total gross profit	49,237	92,837	118,592	49,121	63,669
Operating expenses:
Research and development	12,302	17,772	31,490	13,843	21,649
Sales and marketing	56,391	70,269	127,815	58,557	69,558
General and administrative	21,078	22,874	30,731	15,114	18,117
Total operating expenses	89,771	110,915	190,036	87,514	109,324
Loss from operations	(40,534)	(18,078)	(71,444)	(38,393)	(45,655)
Interest expense	(2,749)	(2,745)	(2,577)	(1,370)	(663)
Other expense, net	(433)	(488)	(607)	(128)	(226)
Change in fair value of warrant liabilities	303	(8,249)	1,104	603	(342)
Gain on warrant exercise	—	2,628	—	—	—
Loss before income taxes	(43,413)	(26,932)	(73,524)	(39,288)	(46,886)
Income tax provision	575	328	1,250	360	809
Net loss and comprehensive loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Net loss per share attributable to common stockholders, basic and diluted	$(0.91)	$(6.61)	$(13.33)	$(7.30)	$(7.98)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,439,328	4,121,852	5,609,187	5,432,394	5,977,899
Pro forma net loss per share attributable to common stock holders, basic and diluted (unaudited)			$(2.41)		$(1.52)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			30,967,614		31,349,678
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	11,583,367	$213,080	2,005,707	$2	$2	$(247,373)	$(247,369)
Stock-based compensation	—	—	—	—	5,122	—	5,122
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	663,323	1	414	—	415
Vesting of early exercised stock options	—	—	88,881	—	355	—	355
Net proceeds from issuance of Series F redeemable convertible preferred stock	3,242,957	29,807	—	—	—	—	—
Issuance of common stock warrants to Series F preferred stockholders	—	(606)	—	—	—	—	—
Decrement of redeemable convertible preferred stock to redemption value	—	(41,780)	—	—	41,780	—	41,780
Net loss and comprehensive loss	—	—	—	—	—	(43,988)	(43,988)
Balance as of December 31, 2014	14,826,324	200,501	2,757,911	3	47,673	(291,361)	(243,685)
Stock-based compensation	—	—	—	—	8,712	—	8,712
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	2,169,318	2	8,347	—	8,349
Vesting of early exercised stock options	—	—	139,848	—	1,082	—	1,082
Net proceeds from issuance of Series G redeemable convertible preferred stock	3,176,009	73,798	—	—	—	—	—
Exercise of warrants on redeemable convertible preferred stock	298,050	5,614	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(27,260)	(27,260)
Balance as of December 31, 2015	18,300,383	279,913	5,067,077	5	65,814	(318,621)	(252,802)
Stock-based compensation	—	—	—	—	16,834	—	16,834
Issuance of common stock upon vesting of RSUs	—	—	212,903	—	—	—	—
Issuance of common stock upon exercise of stock options, net of unvested portion	—	—	431,095	1	1,070	—	1,071
Vesting of early exercised stock options	—	—	143,072	—	1,074	—	1,074
Net proceeds from issuance of Series G redeemable convertible preferred stock	168,534	3,941	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(74,774)	(74,774)
Balance as of December 31, 2016	18,468,917	283,854	5,854,147	6	84,792	(393,395)	(308,597)
Cumulative effect of accounting change (unaudited)	—	—	—	—	—	34	34
Stock-based compensation (unaudited)	—	—	—	—	8,118	—	8,118
Issuance of common stock upon exercise of stock options, net of unvested portion (unaudited)	—	—	179,088	—	664	—	664
Vesting of early exercised stock options (unaudited)	—	—	66,429	—	517	—	517
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(47,695)	(47,695)
Balance as of June 30, 2017 (unaudited)	18,468,917	$283,854	6,099,664	$6	$94,091	$(441,056)	$(346,959)
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Cash flows from operating activities
Net loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	5,122	8,712	16,834	9,044	8,151
Depreciation	1,341	1,788	3,610	1,167	2,777
Loss on disposal of property and equipment	—	—	—	—	245
Amortization of discount on debt	574	651	694	359	177
Change in fair value of warrant liabilities	(303)	8,249	(1,104)	(603)	342
Allowance for doubtful accounts	346	(346)	—	—	—
Gain on warrant exercise	—	(2,628)	—	—	—
Issuance of redeemable convertible preferred stock warrants	1,141	—	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(8,001)	(6,533)	(15,469)	5,156	19,379
Inventory	(116)	(55)	(450)	(607)	666
Deferred cost of revenue	(563)	2,492	(154)	(125)	227
Prepaid expenses and other current assets	(640)	(1,017)	(4,878)	(3,603)	292
Other assets	(72)	(212)	(1,767)	(1,030)	19
Accounts payable	136	29	596	(1,008)	(4,784)
Accrued compensation	7,606	819	4,134	219	3,268
Accrued expenses	2,304	2,201	3,145	1,439	(992)
Customer deposits	2,370	(712)	(1,100)	12,038	10,502
Deferred revenue	25,415	17,003	25,455	2,561	8,613
Severance pay, net	64	23	164	142	212
Other liabilities	(576)	193	6,773	4,515	(149)
Net cash (used in) provided by operating activities	(7,840)	3,397	(38,291)	(9,984)	1,250
Cash flows from investing activities
Purchases of property and equipment	(1,718)	(2,757)	(22,006)	(14,104)	(2,794)
Purchases of short-term investments	—	—	(23,983)	(23,983)	—
Proceeds from maturities of short-term investments	—	—	12,000	10,000	—
Proceeds from sales of short-term investments	—	—	11,979	11,979	—
Change in restricted cash	(277)	(3,308)	(189)	(188)	(132)
Net cash used in investing activities	(1,995)	(6,065)	(22,199)	(16,296)	(2,926)
Cash flows from financing activities
Proceeds from draw on revolving credit facility	7,500	—	—	—	—

FORESCOUT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Repayment of revolving credit facility	(7,500)	—	—	—	—
Net borrowings of notes payable	—	—	29,977	—	—
Repayments of notes payable	(410)	(172)	(20,130)	—	(3,750)
Net proceeds from issuance of redeemable convertible preferred stock	29,807	75,340	2,399	2,399	—
Proceeds from issuance of redeemable convertible preferred stock upon exercise of warrants	—	90	—	—	—
Proceeds from exercise of stock options	1,257	11,784	1,071	813	664
Repurchase of unvested common stock	—	(149)	—	—	—
Payments of deferred offering costs	—	—	(8)	—	(2,368)
Net cash provided by (used in) financing activities	30,654	86,893	13,309	3,212	(5,454)
Net change in cash and cash equivalents for period	20,819	84,225	(47,181)	(23,068)	(7,130)
Cash and cash equivalents at beginning of period	21,802	42,621	126,846	126,846	79,665
Cash and cash equivalents at end of period	$42,621	$126,846	$79,665	$103,778	$72,535
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$495	$310	$1,012	$418	$925
Cash paid for interest	$1,985	$2,011	$2,014	$1,007	$411
Noncash disclosure of investing and financing activities:
Adjustment of redeemable convertible preferred stock to redemption value	$(41,780)	$—	$—	$—	$—
Change in liability for early exercise of stock options, net of vested portion	$486	$(2,203)	$1,075	$536	$517
Issuance of common stock warrants	$606	$—	$—	$—	$—
Costs related to issuance of redeemable convertible preferred stock in accrued expenses	$—	$1,542	$—	$—	$—
Leasehold improvements paid by lessor	$216	$238	$338	$100	$—
Purchases of property and equipment recorded in accounts payable and accrued expenses	$2	$107	$547	$4,307	$50
Deferred offering costs included in accrued expenses	$—	$—	$1,435	$—	$360
See Notes to Consolidated Financial Statements

FORESCOUT TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies
Company and Background
ForeScout Technologies, Inc. (the “Company”) was incorporated in the State of Delaware and commenced operations in April 2000. The Company provides an agentless approach to network security to protect organizations against the emerging threats that exploit billions of Internet of Things (“IoT”) devices connected to an organization’s networks. The Company offers its solution across three products: (i) ForeScout CounterACT®, (ii) ForeScout CounterACT Enterprise Manager and (iii) ForeScout Extended Modules. The Company’s CounterACT product provides visibility and policy-based mitigation of security issues. The Company’s CounterACT Enterprise Manager is a centralized security management solution for global control of all CounterACT products. The Company’s Extended Modules expand CounterACT’s see and control capabilities by sharing contextual device data with third-party systems and by automating policy enforcement across those disparate systems.
The Company sells its products, maintenance, and professional services to end-customers through distributors and resellers, who are supported by the Company’s sales and marketing organization, and to a lesser extent directly to end-customers.
Basis of Presentation
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the results of ForeScout Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis of judgments made about carrying values of assets and liabilities, which are not readily apparent from other sources. The areas where management has made estimates requiring judgment include, but are not limited to, the allocation of revenue in multiple element arrangements, sales return reserve, accruals, stock-based compensation including the fair value of common stock, redeemable convertible preferred stock warrant liabilities, and provision for income taxes including related reserves. Actual results could differ materially from those estimates.
Stock Split
On October 16, 2017, the Company amended its amended and restated certificate of incorporation to effect a two-to-one reverse stock split of its common stock and convertible preferred stock. On the effective date of the reverse stock split, (i) each two shares of outstanding convertible preferred stock and common stock were reduced to one share of convertible preferred stock and common stock, respectively; (ii) the number of shares of common stock issuable under each outstanding option to purchase common stock and issuable upon vesting under each restricted stock unit was proportionately reduced on a two-to-one basis; (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a two-to-one basis; (iv) the number of shares of convertible preferred stock issuable under the outstanding warrant was proportionally reduced on a two-to-one basis and the exercise price of the warrant was proportionally increased on a two-to-one basis; and (v) corresponding adjustments in the per share conversion prices, dividend rates and liquidation preferences of the convertible preferred stock were made. All of the share and per share information referenced throughout the consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.
Unaudited Interim Financial Information
The accompanying interim consolidated balance sheet as of June 30, 2017, the consolidated statements of operations and comprehensive loss, and cash flows for the six months ended June 30, 2016 and 2017, the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2017, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements as of December 31, 2016 and include all adjustments, which consisted of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2017 and its results of operations and cash flows for the six months ended June 30, 2016 and 2017. The results for the six months ended June 30, 2017 are not necessarily indicative of the results expected for the full fiscal year.
Unaudited Pro Forma Consolidated Balance Sheet
 Upon the consummation of the initial public offering (“IPO”) described in this prospectus, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into shares of common stock, assuming the Company raises at least $50 million with a public offering price of at least $20.00 per share for Series A, B, C, D, D-1, E, E-1, E-2, and F, and $29.66 per share for Series G. If the IPO public offering price is less than these thresholds, the redeemable convertible preferred stock would not convert unless the redeemable convertible preferred stockholders elect to convert their shares. The June 30, 2017 unaudited pro forma consolidated balance sheet data has been prepared assuming the conversion of the redeemable convertible preferred stock outstanding into 24,788,362 shares of common stock and assuming the conversion of redeemable convertible preferred stock warrants outstanding into common stock warrants. Additionally, as described in Note 9, the Company has restricted stock units (“RSUs”), which vest upon the satisfaction of both, a service condition and 181 days following the completion of an IPO or immediately upon a change in control. The vesting condition that will be satisfied 181 days following an IPO or immediately upon a change in control does not affect the expense attribution period for the RSUs for which the time-based vesting requirement will be satisfied 181 days following the closing of the IPO. Accordingly, the unaudited pro forma consolidated balance sheet data as of June 30, 2017, gives effect to stock-based compensation expense of approximately $10.9 million associated with RSUs, for which the time-based vesting requirement was satisfied as of June 30, 2017, which the Company expects to record upon the completion of an IPO or immediately upon a change of control. This pro forma adjustment related to stock-based compensation expense of approximately $10.9 million has been reflected as an increase to additional paid-in capital and accumulated deficit. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustment. Based on the RSUs outstanding as of June 30, 2017, the Company estimates that an aggregate of approximately 0.88 million shares underlying RSUs will vest and settle on the date that is 181 days after the closing of our initial public offering. These shares have not been included in our pro forma balance sheet disclosures of shares outstanding. RSU holders generally will recognize taxable income based upon the value of the shares on the date they are settled, and the Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company currently expects that the average of these withholding rates will be approximately 45%. The Company is unable to quantify such obligations as of June 30, 2017, and it will remain unable to quantify this amount until the settlement of the RSUs, as the withholding obligations will be based on the value of the shares approximately 181 days following our initial public offering or immediately upon a change in control.
Segment information
The chief operating decision maker (“CODM”) is the Chief Executive Officer who reviews financial information presented on a consolidated basis. The Company has one business activity and there are no segment managers who are held accountable by the CODM for operations, operating results and planning for levels or components below the consolidated level. The Company operates in one segment.
Concentrations
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, severance pay deposits, and restricted cash. The Company maintains all of its cash and cash equivalents in interest-bearing bank accounts and money market accounts. Management believes that the financial institutions that hold the Company’s cash and cash equivalents are financially sound and exposed to minimal credit risk. Deposits held with banks generally exceed the amount of insurance provided on such deposits.
Accounts receivable are primarily derived from the Company’s customers, including distributors and resellers representing various geographical locations. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, and, if necessary, an allowance for doubtful accounts is maintained for estimated potential credit losses. As of December 31, 2015, December 31, 2016, and June 30, 2017, one customer represented 38% of total accounts receivable, four customers represented 20%, 17%, 16%, and 12% of total accounts receivable, and three customers represented 34%, 24%, and 10% of total accounts receivable, respectively. For the year ended December 31, 2014, one customer represented 13% of the Company’s total revenue. For the year ended December 31, 2015, three customers represented 14%, 11%, and 10% of the Company’s total revenue. For the year ended December 31, 2016, three customers represented 24%, 14%, and 13% of the Company’s total revenue. For the six months ended June 30, 2016, four customers represented 22%, 12%, 11%, and 10% of the Company’s total revenue. For the six months ended June 30, 2017, three customers represented 31%, 20%, and 19% of the Company’s total revenue.
The Company purchases its hardware appliances from one contract manufacturer that assembles all of its products.
Comprehensive Loss
Comprehensive loss is presented on the consolidated statements of operations and comprehensive loss. The Company has no items qualifying as other comprehensive loss and, therefore, comprehensive loss equals net loss for all periods presented.
Foreign Currency
The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are remeasured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are remeasured using historical exchange rates. Revenue and expenses have been remeasured using the average exchange rates in effect during each period. Foreign currency remeasurement gains and losses are recorded in interest expense and other, net. The Company recognized net foreign currency remeasurement losses of $379,000, $424,000, and $915,000 for the years ended December 31, 2014, 2015, and 2016, respectively. The net foreign currency remeasurement losses were $347,000 and $128,000, respectively, for the six months ended June 30, 2016 and 2017.
Cash and Cash Equivalents
The Company considers all highly liquid investments held at financial institutions with original maturities of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.
Restricted Cash
As of December 31, 2015, December 31, 2016, and June 30, 2017, the Company had restricted cash of $200,000, $201,000, and $201,000 recorded as prepaid expenses and other current assets, respectively, and $3.8 million, $4.0 million, and $4.1 million recorded as non-current restricted cash, respectively. Restricted cash primarily consists of letters of credit issued as security deposits required for facility leases.
Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The Company assesses its trade accounts receivable for doubtful accounts based on the collectability of accounts. Management regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice, each customer’s expected ability to pay, and the collection history with each customer, to determine whether a specific allowance is appropriate. Accounts receivable that are deemed uncollectible are charged against the allowance for doubtful accounts. Based on management’s assessment of its trade accounts receivable, the Company did not record an allowance for doubtful accounts as of December 31, 2015, December 31, 2016, and June 30, 2017.
Inventory
Inventory primarily consists of finished goods hardware appliances and is stated at the lower of cost or market determined using the specific identification method. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated realizable value. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. The Company incurred no inventory write-downs for the years ended December 31, 2014, 2015, and 2016, and for the six months ended June 30, 2016 and 2017.
Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Demonstration units are not resold after use and are depreciated over the estimated useful life of three years or less. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Impairment of Long-Lived Assets
Management reviews long-lived assets for events and changes in circumstances that may indicate that carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or circumstances occur, recoverability of these assets is measured by a comparison of the carrying value to the future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized would equal the amount by which the carrying value of the asset exceeds its fair market value. To date, the Company has not recorded any significant impairment to its long-lived assets.
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, consulting, and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, the deferred offering costs will be expensed. As of December 31, 2015, December 31, 2016, and June 30, 2017, the Company had capitalized approximately $0, $1.4 million, and $2.6 million respectively, of deferred offering costs in other assets on the consolidated balance sheets.
Product Warranty
The Company provides a standard 90 day warranty on its hardware and software products. The Company also offers its customers post-contract support (“PCS”), which includes a warranty of between one to five-years on hardware. The Company will also provide its customers software releases or updates during the PCS term. The Company accrues for estimated standard warranty costs for those customers that do not purchase PCS at the time of product shipment. These potential warranty claims are accrued as a component of product cost of revenue based on historical experience and other data, which is reviewed periodically for adequacy. Warranty costs associated with PCS are expensed as incurred. To date, the Company has not incurred nor accrued any significant costs associated with product warranty.
Contract Manufacturer Liabilities
Manufacturing, repair, and supply chain management operations are outsourced to a third party contract manufacturer. These costs are a significant portion of product cost of revenue. Although the Company is contractually obligated to purchase manufactured products, the Company generally does not own the manufactured products as product title transfers from the contract manufacturer to the Company and immediately to the customer upon shipment. The contract manufacturer assembles the Company’s products using design specifications, quality assurance programs, and standards that the Company establishes. Components are procured and assembled based on the Company’s demand forecasts. These forecasts represent management’s best estimates of future demand for the products based upon historical trends and analysis from sales and operations functions as adjusted for overall market conditions. The Company accrues for costs for contractual manufacturing commitments in excess of its forecasted demand, including costs incurred for excess components or for the carrying costs incurred by the contract manufacturer. To date, the Company has not accrued any significant contract manufacturer liabilities.
Redeemable Convertible Preferred and Common Stock Warrant Liabilities
Freestanding warrants to purchase shares of redeemable convertible preferred stock are classified as liabilities on the consolidated balance sheets at their estimated fair value because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The redeemable convertible preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value. At the end of each reporting period, changes in the estimated fair value of the redeemable convertible preferred stock warrants are recorded in the consolidated statements of operations and comprehensive loss. The Company will continue to adjust the liability associated with the redeemable convertible preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the redeemable convertible preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the redeemable convertible preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for redeemable convertible preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.
The Company issued common stock warrants in connection with the execution of certain debt and equity financings. Certain common stock warrants are accounted for as derivative liabilities at fair value. Changes in fair value of derivative liabilities are recorded in the consolidated statement of operations and comprehensive loss. The fair value of these common stock warrants was estimated by using a probability-weighted scenario analysis, which involved estimating the expected range of IPO share prices, the warrant value at each price level, the expected time to IPO, and the probability of each price level, to calculate the present value of the probability-weighted expected future warrant value at IPO. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.
Severance Pay Deposits and Accrued Severance Pay Liability
The Company records a severance pay asset and liability on its consolidated balance sheets related to its employees located in Israel. Under Israeli law and labor agreements, the Company is required to make severance and pension payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.
Liabilities for severance pay are calculated pursuant to Israeli severance pay law using the most recent monthly salary for the employees, multiplied by the number of years of employment, and are included in accrued severance pay liability in the Company’s balance sheets. The Company’s liability at each respective balance sheet date for its Israeli employees is fully accrued in the accompanying consolidated financial statements. The severance liability is funded through monthly deposits to the employee’s pension and management insurance carriers. The fair value of this deposit is recorded in severance pay deposits in the Company’s consolidated balance sheets.
Redeemable Convertible Preferred Stock
The Company historically adjusted the balance of its redeemable convertible preferred stock to the greater of fair value or the original issue price as of the end of each reporting period. On August 25, 2014, the redemption feature was removed from all classes of redeemable convertible preferred stock and the Company ceased adjusting the balance.
Revenue Recognition
The Company derives its revenue from sales of products and associated maintenance and professional services. The Company’s CounterACT and Enterprise Manager products are sold as hardware appliances embedded with the Company’s software, or Physical Appliances, or as software only, or Virtual Appliances. The Company also recently started offering, in limited quantities to a small number of large enterprises, CounterACT and Enterprise Manager together as a software only licenses (“Enterprise License Software”). The Company’s Enterprise License Software is either sold with separate hardware or without hardware, depending on the end-customer’s selection. The Company’s portfolio of Extended Modules are sold as software add-ons to CounterACT and Enterprise Manager. The Company accounts for the sale of Physical Appliances, and Enterprise License Software sold with separate hardware (“Hardware Products”) pursuant to Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic (“ASC”) 605-25, Revenue Recognition: Multiple Element Arrangements. The Company accounts for the sale of Virtual Appliances, Enterprise License Software sold without hardware, and Extended Modules as software deliverables (“Software Products”) pursuant to FASB, ASC Topic 985-605, Software Revenue Recognition. All of the Company’s products are sold with a perpetual license.
The Company recognizes revenue when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. The Company relies upon binding sales agreements and/or purchase orders to provide evidence of an arrangement.

•	Delivery has Occurred. The Company uses shipping documents and/or electronic transmissions to evidence delivery of products.

•	The Fee is Fixed or Determinable. The Company determines whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. The Company evaluates collectability based on credit analysis and payment history.
Payments from the Company’s distributors and resellers are not contingent on the distributors’ and resellers’ success in sales to end-customers. The Company’s distributors and resellers do not stock hardware appliances and have no stock rotation rights.

Most of the Company’s sales, other than renewals of support and maintenance, are multiple element arrangements with a combination of Physical Appliances, Virtual Appliances, Extended Modules, Enterprise License Software and hardware sold separately, support and maintenance and professional services. For multiple element arrangements, the arrangement consideration is allocated to software deliverables as a group and non-software deliverables as a second group based on a relative selling price hierarchy. The relative selling price hierarchy is based on: (i) vendor-specific objective evidence of fair value (“VSOE”) if available, (ii) third-party evidence of selling price (“TPE”) if VSOE is not available, or (iii) best estimate of the selling price (“BESP”) if neither VSOE nor TPE is available.
Hardware Product revenue is recognized at the time of delivery, provided that all other revenue recognition criteria have been met. Software Product revenue is recognized at the time of delivery if VSOE is established for all undelivered related items. If VSOE does not exist for one or more undelivered items, revenue from the software portion of the arrangement is deferred until the delivery of all items has begun and is then recognized ratably over the remaining related support and maintenance service period. Support and maintenance revenue is generally recognized ratably over the contractual service period, which is typically one to three years, but can be up to five years. Professional services revenue is generally recognized as the services are rendered.
For Hardware Products, VSOE and TPE cannot be established, and the Company uses BESP to determine the price at which a transaction would take place if the product was sold on a stand-alone basis. For Hardware Product related maintenance and professional services, the Company uses either VSOE, or BESP when VSOE and TPE cannot be established. In determining the BESP for a product or service, the Company considers historical data including, but not limited to, product family, pricing practices, standalone sales, the nature and size of the customer, contractually stated prices, and geographical region. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting of any specified performance conditions.
In multiple-element arrangements that include software, revenue is allocated to each separate unit of accounting for the non-software deliverables, as well as the software deliverables as a group, using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable separately using the residual method based on the fair value of each of the undelivered deliverables, using VSOE. The Company typically determines VSOE based on its normal pricing and discounting practices for the specific service when sold separately. The Company establishes VSOE on software related support and maintenance using the bell-shaped curve approach. Under this approach, the Company concludes that VSOE exists if a substantial majority of recent stand-alone renewal transactions are priced within a narrow range. For Enterprise License Software, the Company established VSOE on support and maintenance prior to the occurrence of actual renewals, based on management’s ability to establish support and maintenance renewal rates. The Company ensures that such established VSOE is supported by contractually stated renewal rates. As of June 30, 2017, the Company has established VSOE for professional services, and support and maintenance on Software Products, except Extended Modules.
Revenue is reported net of sales taxes. Sales commissions and other incremental costs to acquire contracts are expensed to sales and marketing expense as incurred.
Deferred Revenue and Deferred Cost of Revenue
After receipt of a customer order, any amounts billed in excess of revenue recognized are recorded as deferred revenue. Deferred revenue consists of amounts that have been invoiced but that have not been recognized as revenue. Deferred revenue that is expected to be recognized within the succeeding 12 month period is recorded as current deferred revenue and the remaining amount is recorded as non-current deferred revenue.
Deferred cost of revenue includes direct and incremental costs related to product sales provided for contracts under which revenue has been deferred as the earnings process has not been completed. Deferred cost of revenue that is expected to be realized within the succeeding 12 month period is recorded as current deferred cost of revenue and the remaining amount is recorded as non-current other assets.

Customer Deposits
As of December 31, 2015, December 31, 2016, and June 30, 2017, the Company had customer deposits of $1.8 million, $718,000, and $11.2 million, respectively. Customer deposits represents amounts received from customers in advance for future orders of goods or services.
Software Development Costs
Software development costs are not capitalized as the software development process is essentially completed concurrent with the establishment of technological feasibility. As such, all software development costs are expensed as incurred and included in research and development expense in the accompanying consolidated statements of operations and comprehensive loss.
Advertising Costs
Advertising costs include costs incurred on print, broadcast, and online advertising. Advertising costs are expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss. The Company recognized advertising expenses of $280,000, $7,000, and $291,000 for the years ended December 31, 2014, 2015, and 2016, respectively. The Company recognized advertising expenses of $70,000 and $154,000 for the six months ended June 30, 2016 and 2017, respectively.
Stock-Based Compensation
Stock-based compensation for employees is measured based on the grant date fair value of the award and is expensed on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for stock-based compensation to non-employees using the fair value approach. Stock option awards to non-employees are subject to remeasurement at each reporting period over their vesting terms. The fair value of option awards is determined on the date of grant using the Black-Scholes option pricing model. In applying the Black-Scholes option pricing model, the Company’s determination of the fair value of the option award on the grant date is affected by the Company’s estimated fair value of the underlying common stock, as well as assumptions relating to subjective variables. These variables include the expected term of the award, the expected volatility of the common stock price, the risk-free interest rate, and the expected dividend yield of common stock.
The fair value of restricted stock units (“RSUs”) is determined on the date of grant using the Company’s estimated fair value of the underlying common stock.
For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. Beginning January 1, 2017 with the adoption of ASU 2016-09, the Company elected to recognize forfeitures as they occur, and no longer estimates a forfeiture rate when calculating the stock-based compensation for equity awards. Stock-based compensation for the years ended December 31, 2014, 2015, and 2016 was calculated using an estimated forfeiture rate based on an analysis of the Company’s actual historical forfeitures.
For stock-based awards that vest subject to the occurrence of an IPO or change in control event, defined as the consummation of a merger or consolidation, or a dissolution, liquidation or winding up of the Company, compensation costs are expected to be recognized on the date the performance milestone is achieved.
Income Taxes
Deferred income taxes are recognized using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the Company’s (1) financial statement carrying amounts and their respective tax bases and (2) operating loss and tax credit carryforwards. Valuation allowances are provided when the expected realization of tax assets does not meet a more-likely-than-not criterion. Due to the Company’s lack of earnings history, the U.S. net deferred tax assets have been fully offset by a valuation allowance.
The Company recognizes tax benefits from uncertain tax positions if it is more likely than not that the tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit that has a greater than 50% likelihood to be realized upon settlement.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense in the accompanying consolidated statements of operations and comprehensive loss, when and if incurred.
Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606), Revenue from Contracts with Customers (“ASU 2014-09”), related to revenue from contracts with customers, which, along with amendments issued in 2015 and 2016, will supersede nearly all current GAAP guidance on this topic and eliminate industry-specific guidance. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (“full retrospective method,”) or retrospectively with the cumulative effect of applying the guidance recognized in retained earnings as of the date of adoption (“modified retrospective method”). The Company currently anticipates adopting the standard using the full retrospective method to restate each prior reporting period presented. The Company’s ability to adopt utilizing the full retrospective method is dependent upon system readiness and the Company’s ability to gather sufficient data to assess the impact on prior period financial statements timely. The Company plans to adopt the new standard effective January 1, 2018.
The Company is in the initial stages of its evaluation of the impact of the new standard on its accounting policies, processes, and system requirements. The Company has assigned internal resources in addition to the engagement of third party service providers to assist in the evaluation. While the Company is continuing to assess all potential impacts of the standard, the Company currently believes one significant impact relates to the accounting for Software Products as VSOE for support and maintenance on Software Products prior to January 1, 2016 was not established, and recorded all Software Product related revenue ratably over the contractually committed support and maintenance period. Professional services sold in conjunction with such Software Products were also recognized ratably over the contractually committed support and maintenance period. Under the new standard the requirement to have VSOE for undelivered elements is eliminated and an entity may be required to recognize Software Product revenue at the time of delivery, and any related professional services revenue as services are provided to the customers. The Company expects revenue allocated from future deliverables (primarily support and maintenance) to Physical Appliances to be recognized upon delivery under the new guidance when the standalone selling price is different from the contract price. Currently, such differences are recognized over the contractual support and maintenance period. Additionally, the new standard requires the capitalization of costs to obtain a contract, primarily sales commissions, and amortization of these costs over the contract period or estimated customer life which will result in the recognition of a deferred charge on our balance sheets. The Company currently expenses all sales commissions and other incremental costs to acquire contracts as incurred.
While the Company continues to assess the potential impacts of the new standard, including the areas described above, and anticipates this standard could have a material impact on its consolidated financial statements, the Company does not know or cannot reasonably estimate quantitative information related to the impact of the new standard on the financial statements at this time.
In July 2015, the FASB issued ASU No. 2015-11 (Topic 330), Simplifying the Measurement of Inventory. The guidance simplifies the measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. The standard is effective for annual and interim periods within those fiscal years, beginning after December 15, 2016, and should be applied prospectively. The Company adopted this standard in the first quarter of 2017. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases. The new guidance requires lessees to recognize right-of-use assets and lease liabilities for those leases classified as operating leases under previous U.S. GAAP. The standard is effective for annual and interim periods within those fiscal years, beginning after December 15, 2018, and will be applied on a modified retrospective basis, with the option to elect certain practical expedients. Early adoption is permitted. The Company is currently evaluating the timing and impact of the adoption of this standard on its consolidated financial statements.
In March 2016, the FASB issued ASU No. 2016-09 (Topic 718), Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for stock-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for annual and interim periods within those fiscal years, beginning after December 15, 2016. The Company adopted this standard in the first quarter of 2017. The Company elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The change has been applied on a modified retrospective basis, resulting in a $34,000 cumulative-effect adjustment to accumulated deficit as of January 1, 2017, the date of adoption. The adoption of this guidance also requires excess tax benefits and tax deficiencies be recorded in the statement of operations as opposed to additional paid-in capital when the awards vest or are settled, and has been applied on a prospective basis. As a result, deferred tax assets increased by $2.3 million as of January 1, 2017, offset by valuation allowance, due to tax deductions related to equity compensation greater than compensation recognized for financial reporting.
In November 2016, the FASB issued ASU No. 2016-18 (Topic 230), Statement of Cash Flows: Restricted Cash. The new standard requires an entity to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows, and an entity will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The standard is effective for annual and interim periods within those fiscal years, beginning after December 15, 2017, and should be applied retrospectively. Early adoption is permitted. The Company is currently evaluating the timing and impact of the adoption of this standard on its consolidated financial statements.
Note 2. Fair Value Measurements
Financial assets and liabilities are recorded at fair value on the consolidated balance sheets and are categorized based upon the level of judgment associated with inputs used to measure their fair value.
Fair value reflects the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, the Company considers the principal or most advantageous market and also market-based risk.
The accounting guidance for fair value measurements requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The accounting guidance also establishes a fair value hierarchy based on the independence of the source and objective evidence of the inputs used. There are three fair value hierarchies based upon the level of inputs that are significant to fair value measurement:

•	Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs that reflect quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3—Inputs that are generally unobservable and are supported by little or no market activity, and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

There have been no transfers between fair value measurement levels during the periods presented. The following table presents the fair value of the Company’s financial assets and liabilities according to the fair value hierarchy (in thousands):

	December 31, 2015		December 31, 2016		June 30, 2017
	Level 1	Level 3	Level 1	Level 3	Level 1	Level 3
Financial Assets					(Unaudited)
Cash and cash equivalents:
Cash	$15,933	$—	$42,499	$—	$35,261	$—
Money market accounts	110,913	—	37,166	—	37,274	—
Total cash and cash equivalents	126,846	—	79,665	—	72,535	—
Restricted cash	4,022	—	4,212	—	4,345	—
Total financial assets	$130,868	$—	$83,877	$—	$76,880	$—

Financial Liabilities
Warrant liabilities	$—	$5,978	$—	$4,874	$—	$5,216
The Company’s Level 3 financial liabilities consist of warrant liabilities on redeemable convertible preferred stock and common stock. The inputs used in estimating the fair value of the warrant liabilities are described in Note 7. The following table presents the activity for the warrant liabilities (in thousands):

Level 3
Balance as of December 31, 2013	$4,438
Change in fair value of warrant liabilities	(303)
Issuance of redeemable convertible preferred stock warrants	1,141
Issuance of common stock warrants	606
Balance as of December 31, 2014	5,882
Change in fair value of warrant liabilities	8,249
Derecognition of warrant liability upon exercise	(8,153)
Balance as of December 31, 2015	5,978
Change in fair value of warrant liabilities	(1,104)
Balance as of December 31, 2016	4,874
Change in fair value of warrant liabilities (unaudited)	342
Balance as of June 30, 2017 (unaudited)	$5,216

Note 3. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(Unaudited)
Leasehold improvements	$2,308	$18,158	$18,222
Computer, equipment and software	3,566	7,246	8,623
Furniture and fixtures	1,154	3,609	3,545
Demonstration units	1,102	1,824	2,077
Construction in progress	—	111	156
Total property and equipment	8,130	30,948	32,623
Less: accumulated depreciation	(3,307)	(6,412)	(8,630)
Total property and equipment, net	$4,823	$24,536	$23,993
Depreciation expense related to property and equipment for the years ended December 31, 2014, 2015, and 2016 was approximately $1.3 million, $1.8 million, and $3.6 million, respectively. Depreciation expense related to property and equipment for the six months ended June 30, 2016 and 2017 was approximately $1.2 million and $2.8 million, respectively.
Note 4. Commitments and Contingencies
Leases
The Company leases office space under various non-cancelable operating leases, which expire through the year ending October 31, 2026.
The facility lease agreements include rent holidays and generally provide for rental payments on a graduated basis. The agreements also generally provide for options to renew, which could increase future minimum lease payments if exercised. Lease renewals are not included in the lease term unless the renewals are reasonably assured at lease inception. Rent expense is recognized on a straight-line basis over the lease term. The Company records the difference between cash rent payments and the recognition of rent expense as deferred rent in the consolidated balance sheets.
In October 2015, the Company entered into an 11 year lease agreement for corporate office space in San Jose, California. This lease allows for one five-year option to extend the lease term. This option to extend was not assumed in the determination of the lease term as the extension is not reasonably assured at the inception of the lease. This lease contains an incentive for tenant improvements, in addition to a one year rent holiday and escalating rent payments. Consistent with the Company’s other operating leases, rent expense begins on the date legal right to use and control the leased space occurs. As of June 30, 2017, approximately $15.7 million has been incurred related to the build-out of the Company’s new headquarters and included in leasehold improvements. This lease contains an incentive for tenant improvements of up to $4.8 million, of which the entire $4.8 million was approved and recognized as a reduction of rent expense on a straight-line basis over the term of the lease.

As of December 31, 2016, the future minimum lease payments by fiscal year under non-cancelable leases are as follows (in thousands):

Years Ending December 31,	Operating Leases
2017	$5,960
2018	5,987
2019	4,832
2020	3,255
2021	3,356
2022 and thereafter	17,714
Total	$41,104
Rent expense was approximately $1.4 million, $2.4 million, and $5.3 million for the years ended December 31, 2014, 2015, and 2016, respectively. Rent expense was approximately $2.6 million and $2.7 million for the six months ended June 30, 2016 and 2017, respectively.
Contract Manufacturer Commitments
As of December 31, 2016, the Company had contract manufacturer commitments of $7.2 million to purchase components and products from the Company’s independent contract manufacturer. The contract manufacturer commitments result from the Company’s contractual obligation to order or build inventory in advance of anticipated sales.
Purchase Obligations
As of December 31, 2016, the Company had purchase obligations of $3.1 million primarily related to non-cancelable license obligations for software licenses.
Litigation
The Company is a party to various legal proceedings and claims which arise in the ordinary course of business. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is possible and a range of the loss can be reasonably estimated, the range of the possible loss is disclosed.
Indemnification
The Company enters into indemnification provisions in its standard sales contracts with its customers in which it agrees to defend its channel partners and end-customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and the responsibility to pay judgments entered on such claims. In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.
Note 5. Debt Agreements
On December 1, 2016, the entire loan balance of $20.1 million provided under a loan and security agreement entered into in October 2012, as amended, and a loan and security agreement entered into in December 2013 were paid in full, and the loan and security agreements entered into in October 2012 and December 2013 were terminated.
On December 22, 2016, the Company amended its amended and restated loan and security agreement, which was originally entered into in May 2009 (the “Amended and Restated 2009 Loan and Security Agreement”) to increase the maximum amount of credit available for borrowing under the revolving line of credit to 80% of qualified accounts receivable up to $40.0 million. Additionally, the Company borrowed $30.0 million under the Amended and Restated 2009 Loan and Security Agreement, which carries a maturity date of December 2020. The combined outstanding balances of the revolving line of credit and the term loan cannot exceed $40.0 million. The agreement is subject to the Company maintaining an adjusted quick ratio of 1.25. The agreement requires equal monthly installments of principal of $625,000 and monthly interest payments at a fixed interest rate per annum of 3.25%. Concurrent with the final monthly installment payment on the maturity date, the Company is required to pay an additional payment of $825,000.
The amortization expense related to the total discount of the Company’s debt for the years ended December 31, 2014, 2015, and 2016 was $574,000, $651,000, and $694,000, respectively, and $359,000 and $177,000 for the six months ended June 30, 2016 and 2017, respectively.
The remaining unamortized discount related to the Company’s debt was $681,000, $838,000, and $661,000 as of December 31, 2015, December 31, 2016, and June 30, 2017, respectively.
As of December 31, 2015, December 31, 2016 and June 30, 2017, there was no outstanding balance under the revolving line of credit. The following table presents the carrying value of the Company’s notes payable (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(Unaudited)
Principal amount of notes payable	$20,130	$30,825	$27,075
Unamortized debt discount	(681)	(838)	(661)
Net carrying amount of notes payable	19,449	29,987	26,414
Less current portion	(19,449)	(7,163)	(7,203)
Non-current portion of notes payable	$—	$22,824	$19,211
The Amended and Restated 2009 Loan and Security Agreement provides certain financial-related covenants, among others, relating to delivery of audited financial statements to the lenders. The Company was in compliance with respect to all financial-related covenants under its loan agreements as of December 31, 2015, December 31, 2016, and June 30, 2017.
Note 6. Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock consists of the following as of December 31, 2016 (in thousands, except share amounts):

	December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Original Issuance	Carrying Value
Series A Preferred	14,742	14,736	$1,327	$1,327	$5,777
Series B Preferred	63,339	63,329	12,288	12,288	32,693
Series C Preferred	47,137	47,132	9,899	9,899	24,539
Series D and D-1 Preferred	7,537,780	7,537,753	16,063	16,063	70,904
Series E Preferred	3,627,391	3,627,381	8,102	8,102	34,306
Series E-1 Preferred	626,195	333,333	2,000	2,000	3,524
Series E-2 Preferred	257,756	257,756	1,933	1,933	5,171
Series F Preferred	3,242,963	3,242,957	30,000	30,000	29,201
Series G Preferred	3,344,544	3,344,540	79,379	79,379	77,739
Total	18,761,847	18,468,917	$160,991	$160,991	$283,854
Significant terms of Series A, B, C, D, D-1, E, E-1, E-2, F, and G redeemable convertible preferred stock are as follows:

Redemption Rights
The holders of preferred stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a liquidation or winding up of the Company would constitute a redemption event that is outside of the Company’s control. Therefore, all shares of redeemable convertible preferred stock have been presented outside of permanent equity.
Voting Rights
The holders are entitled to one vote for each share of common stock into which the share may be converted. The holders of the redeemable convertible preferred stock and common stock vote together and not as separate classes.
Dividends
The holders are entitled to non-cumulative dividends at a rate of 8% if declared by the Board of Directors, prior and in preference to common stock. No dividends have been declared to date.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, if the available funds are sufficient to permit full payment, all assets available for distribution among the holders of redeemable convertible preferred stock will be distributed to each holder of shares of Series A, B, C, D, D-1, E, E-1, E-2, F, and G. Holders of shares of Series A, B, C, D, D-1, E, E-1, E-2, and F are entitled to receive an amount equal to the original issue price per share of $90.00, $194.00, $210.00, $2.131, $2.131, $2.23, $6.00, $7.50, and $9.25, respectively, plus all declared and unpaid dividends, if any. In the event that a distribution to the holders of shares of Series F would result in an aggregate amount which would exceed two and a half times its original issue price (“Threshold Amount”), then the distribution for each Series F share shall be the greater of: (i) the Threshold Amount, or (ii) the amount that would have been paid in respect of such Series F shares had all the shares been converted into common stock immediately prior to such distribution. Holders of shares of Series G are entitled to receive the greater of an amount equal to the original issue price per share of $23.734, plus all declared and unpaid dividends, if any, and such amount per share as would have been payable had all Series G shares been converted into common stock. Any remaining available funds are distributed to holders of Series A, B, C, D, D-1, E, E-1, E-2, F, and common stock on a pro-rata basis.
If the available funds are insufficient to permit full payment of each Series’ original issue price, the available funds will be allocated in the following order: (1) Series G, (2) Series F, (3) Series D, E, E-1, and E-2, (4) Series D-1, (5) Series B and C, and (6) Series A. Funds will be distributed within each tranche based on the number of shares of redeemable convertible preferred stock outstanding therein, on a pro-rata basis.
Conversion
Shares of redeemable convertible preferred stock are convertible, at any time, at the option of the holder, into shares of common stock at a conversion price determined under the provisions contained in the Company’s Certificate of Incorporation. Shares of Series A, B, C, D, D-1, E, E-1, E-2, and F redeemable convertible preferred stock automatically convert to shares of common stock just prior to the closing of an IPO provided the aggregate proceeds from an IPO exceed $50.0 million combined with a public per share offering price of at least $20.00 per share, adjusted for any recapitalization event. Shares of Series G redeemable convertible preferred stock automatically convert to shares of common stock just prior to the closing of an IPO provided the aggregate proceeds from an IPO exceed $50.0 million combined with a public offering price of at least $29.66 per share, adjusted for any recapitalization event. If the IPO public offering price is less than these thresholds, the redeemable convertible preferred stock would not convert unless the redeemable convertible preferred stockholders elect to convert their shares. As of June 30, 2017, the conversion ratio was approximately 42:1 for Series A, approximately 52.7:1 for Series B and C, and 1:1 for D, D-1, E, E-1, E-2, F, and G.
Election of Directors
The holders of Series B redeemable convertible preferred stock are entitled to elect two members of the Board of Directors. The holders of Series D redeemable convertible preferred stock are entitled to elect one member of the Board of Directors. The holders of common stock are entitled to elect one member of the Board of Directors. Redeemable convertible preferred stockholders together with common stockholders, voting as a single class, are entitled to elect any additional members of the Board of Directors.
Note 7. Preferred and Common Stock Warrants
Redeemable Convertible Preferred Stock Warrants
The following redeemable convertible preferred stock warrants are outstanding as of December 31, 2016:

	Issuance Date	Exercisable Date	Expiration Date	Shares	Exercise Price Per Share
Series E-1 warrants	10/24/2012	10/24/2012	10/24/2019	292,862	$6.00
The fair values of Series E-1 redeemable convertible preferred stock warrants were estimated using an option pricing method (“OPM”). The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. The Black-Scholes closed form option pricing model is employed in this analysis. The inputs to the model include the fair value of Series E-1 redeemable convertible preferred stock, the expected term that the warrants may be outstanding, expected price volatility, risk-free interest rate, and expected dividend yield. The expected term is an estimate of the time to a liquidity event. The expected volatility is based on the historical stock volatilities of the Company’s peer group for a period commensurate with the expected term of the warrant. The risk-free interest rate used is based on the yield available on U.S. Treasury zero-coupon issues with a maturity equivalent with that of the term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement. The following table summarizes the assumptions used to determine the fair value of the Company’s redeemable convertible preferred stock warrants:

	December 31,			June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Fair value of Series E-1 redeemable convertible preferred stock	$11.60	$24.32	$20.46	$22.28	$22.60
Risk-free interest rate	0.4%	0.5%	0.7%	1.0%	1.0%
Expected term	1.3	1.0	0.8	0.75	0.33
Expected volatility	80%	75%	61%	66%	58%
Dividend yield	—%	—%	—%	—%	—%
Common Stock Warrants
In September 2014, in connection with the issuance of the Series F redeemable convertible preferred stock, the Company issued warrants to the Series F redeemable convertible preferred stockholders to purchase common stock that vest only in the event the Company completes an IPO below a stated per share threshold of $17.00. The warrants expire at the earlier of a deemed winding up or the one year anniversary of the IPO and have an exercise price of $0.001 per share.
The fair value of these common stock warrants were estimated by using a probability-weighted scenario analysis, which involved estimating the expected range of IPO share prices, the warrant value at each price level, the expected time to IPO, and the probability of each price level, to calculate the present value of the probability-weighted expected future warrant value at IPO. As of December 31, 2015, December 31, 2016, and June 30, 2017, the fair value of these common stock warrants was $0.

Note 8. Common Stock Reserved for Issuance
As of December 31, 2016, common stock reserved, on an as-if converted basis for issuance are as follows:

Shares
Reserved for future issuance under equity award plans	155,368
Common stock options outstanding	9,587,515
Restricted stock units outstanding	1,898,623
Common stock warrants outstanding	233,023
Redeemable convertible preferred stock warrants outstanding	292,862
Redeemable convertible preferred stock	24,788,362
Total common stock reserved for issuance	36,955,753
Note 9. Equity Award Plans
2000 Stock Option and Incentive Plan
The 2000 Stock Option and Incentive Plan (“the Plan”) allows for the issuance of stock options and RSUs to employees, non-employees and directors. The Plan provides for incentive stock options to be granted to employees at an exercise price at least equal to 100% of the fair value at the grant date as determined by the Company’s Board of Directors. If a stock-based award is issued to an executive officer that owns more than 10% of the Company’s outstanding common stock, the exercise price will be 110% of the fair market value. The Plan also provides for nonqualified stock options to be issued to employees, non-employees and directors. Options granted generally have a maximum term of 10 years from grant date, allow for early exercise unless otherwise designated by the Board of Directors at the time of grant. Stock options and RSUs generally vest over a four-year period. The Company had early exercises of approximately $3.4 million, $2.3 million, and $1.8 million as at December 31, 2015, December 31, 2016 and June 30, 2017, respectively. Including early exercises, the Company has 5,541,309, 6,184,187, and 6,363,190 shares of legally outstanding common stock as at December 31, 2015, December 31, 2016 and June 30, 2017, respectively.

Stock Option Activity
The following table summarizes option activity under the Plan and related information (in thousands, except share, per share and contractual life amounts):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—December 31, 2015	833,319	8,352,659	$7.72	8.4	$93,575
Additional shares authorized	2,030,000	—	—
Options granted	(2,319,385)	2,319,385	$17.42
Restricted stock units granted	(1,042,000)	—	—
Options forfeited	653,434	(653,434)	$10.10
Options exercised	—	(431,095)	$2.53
Balance—December 31, 2016	155,368	9,587,515	$10.13	8.0	$61,865
Additional shares authorized (unaudited)	1,835,634	—	—
Options granted (unaudited)	(282,255)	282,255	$17.64
Restricted stock units granted (unaudited)	(603,135)	—	—
Restricted stock units forfeited (unaudited)	15,750	—	—
Options forfeited (unaudited)	225,473	(225,473)	$13.44
Options exercised (unaudited)	—	(179,088)	$3.71
Balance—June 30, 2017 (unaudited)	1,346,835	9,465,209	$10.40	7.6	$89,010
Options vested and expected to vest—December 31, 2016		9,227,197	$10.02	8.0	$60,396
Options vested and exercisable—December 31, 2016		3,771,310	$6.81	7.0	$35,568
Options vested and expected to vest—June 30, 2017 (unaudited)		9,465,209	$10.40	7.6	$89,010
Options vested and exercisable—June 30, 2017 (unaudited)		4,572,950	$7.92	6.9	$54,235
The weighted-average fair value per share for all options granted was $3.88, $5.82, and $8.24 for the years ended December 31, 2014, 2015, and 2016, respectively. The weighted-average fair value per share for all options granted was $7.74 and $8.94 for the six months ended June 30, 2016 and 2017, respectively. The aggregate intrinsic value of employee options exercised was $6.5 million, $10.0 million, and $6.0 million for the years ended December 31, 2014, 2015, and 2016, respectively. The aggregate intrinsic value of employee options exercised was $5.1 million and $2.4 million for the six months ended June 30, 2016 and 2017, respectively. The aggregate intrinsic value represents the difference between the Company’s estimated fair value of its common stock and the exercise price of the outstanding options.
As of December 31, 2016, total unrecognized compensation cost related to unvested options was $35.3 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 2.7 years. As of June 30, 2017, total unrecognized compensation cost related to unvested options was $31.9 million, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 2.4 years.

Restricted Stock Unit (“RSU”) Activity
The following table summarizes RSU activity under the Plan and related information (in thousands, except share, per share and contractual life amounts):

	RSUs Outstanding
	Number of Shares	Weighted- Average Grant Date Fair Value Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance—December 31, 2015	1,069,526	$9.06	2.7	$20,235
RSUs granted	1,042,000	$19.44
RSUs vested	(212,903)	$8.39
Balance—December 31, 2016	1,898,623	$14.83	1.7	$30,720
RSUs granted (unaudited)	603,135	$18.77
RSUs forfeited (unaudited)	(15,750)	$20.22
Balance—June 30, 2017 (unaudited)	2,486,008	$15.75	1.7	$49,173
RSUs vested and expected to vest—December 31, 2016	1,792,398	$15.26	1.7	$29,052
RSUs vested and expected to vest—June 30, 2017 (unaudited)	2,486,008	$16.62	1.7	$49,173
As of December 31, 2016, total unrecognized compensation cost related to unvested RSUs was $3.8 million, net of estimated forfeitures, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 2.2 years. As of June 30, 2017, total unrecognized compensation cost related to unvested RSUs was $3.0 million, which was expected to be amortized on a straight-line basis over a weighted-average period of approximately 1.7 years.
Stock-Based Compensation
Stock-based compensation expense for both employees and non-employees included in the accompanying consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Cost of revenue:
Product	$5	$16	$30	$10	$41
Maintenance and professional services	125	391	1,123	492	644
Research and development	441	1,101	2,311	1,032	1,413
Sales and marketing	1,075	2,245	8,084	4,926	3,266
General and administrative	3,476	4,959	5,286	2,584	2,787
Total	$5,122	$8,712	$16,834	$9,044	$8,151
As of December 31, 2016 and June 30, 2017, the Company had a total of 294,160 options outstanding to employees and non-employees that will only vest upon the completion of an IPO or change in control. The options outstanding had exercise prices of $0.43 to $1.47. In May 2016, the Company modified the vesting terms of one grant, totaling 638,707 restricted stock units, from service-only based vesting terms to include a performance condition dependent upon the completion of an IPO or a change in control. Given the nature of the stock modification, probable to improbable, expense continued to be recorded based on the original vesting terms. During the year ended December 31, 2016, and for the six months ended June 30, 2017, the Company recorded $1.5 million and $886,000, respectively, of stock-based compensation expense related to the modified portion of this stock award. For all other performance-based stock options and restricted stock units, the Company had not recorded any expense to date, as the conditions under which they vest have not yet become probable. As of December 31, 2016 and June 30, 2017, the Company had a total of 1,259,913 and 1,842,048 restricted stock units outstanding with a performance condition dependent upon an IPO or a change in control. If an IPO or a change in control had occurred as of December 31, 2016 or June 30, 2017, the Company would have recorded stock-based compensation expense of approximately $4.4 million or $10.9 million, respectively, and the unrecognized compensation cost related to these performance-based stock options and RSUs would have been $18.1 million or $23.6 million, respectively, to be amortized over a weighted-average period of approximately 1.9 years and 1.8 years, respectively.
Determining the Fair Value of Stock Options
The fair value of stock option awards is estimated using the Black-Scholes option-pricing model. The key assumptions within the model are described as follows:
Fair Value of Common Stock
Given the absence of a public trading market, the Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of its common stock. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of redeemable convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions.
Risk-Free Interest Rate
The risk-free interest rate is based on the rate for a U.S. Treasury zero-coupon issue with a term that approximates the expected life of the option on the date of grant.
Expected Term
The expected term represents the period that stock-based awards are expected to be outstanding. The expected term is calculated using the simplified method for stock options issued at-the-money. For stock options that have been issued out-of-the-money, the expected term was determined by calculating the midpoint of the simplified method and the contractual life of the option of 10 years, as neither historical experience nor other relevant data was available to estimate the future exercise behavior of out-of-the money stock options. The Company uses the remaining contractual life as the expected term for non-employee awards.
Volatility
The expected volatility is based on the average historic price volatility for the Company’s publicly traded industry peers based on daily price observations over a period equivalent to the expected term of stock-based awards. The historical volatility data of a peer group is used as there is insufficient trading history for the Company’s common stock.
Dividend Yield
The Company has never paid dividends and at present, does not expect to pay dividends in the foreseeable future.
The assumptions used to determine the grant date fair value of employee stock options for the periods presented are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
(Unaudited)
Fair value of common stock	$7.00 – $8.40	$8.32 – $18.92	$15.78 – $21.56	$15.78 – $17.54	$16.73 – $19.78
Risk-free interest rate	1.8% – 2.1%	0.0% – 2.0%	1.2% – 2.1%	1.2% – 1.6%	1.9% – 2.1%
Expected term (in years)	6.1	0.1 – 6.2	6.0 – 8.1	6.0 – 8.1	6.0 – 6.1
Volatility	52% – 54%	24% – 50%	47% – 51%	47% – 49%	48% – 49%
Dividend yield	—%	—%	—%	—%	—%

During the year ended December 31, 2014, the Company entered into separation agreements with two employees that resulted in the acceleration of the vesting for stock options. As a result of the modification, the Company recorded stock-based compensation expense of $2.2 million to general and administrative expense, and $139,000 within sales and marketing expense. During the six months ended June 30, 2016 and the year ended December 31, 2016, the Company entered into separation agreements with three employees which resulted in the acceleration of the vesting for stock options. As a result of the modification, the Company recorded stock-based compensation expense of $2.3 million to sales and marketing expense. No stock modifications occurred during the year ended December 31, 2015 or during the six months ended June 30, 2017 that resulted in incremental stock-based compensation expense.
Note 10. Income Taxes
The components of loss before provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2014	2015	2016
Domestic	$(45,171)	$(28,697)	$(76,105)
Foreign	1,758	1,765	2,581
Total	$(43,413)	$(26,932)	$(73,524)
The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2014	2015	2016
Current
Federal	$62	$(30)	$4
State	27	61	66
Foreign	393	289	1,273
Total current	482	320	1,343

Deferred
Foreign	93	8	(95)
Total deferred	$93	$8	$(95)

Total	$575	$328	$1,248

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and tax effects of net operating loss and credit carryforwards. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2015	2016
Deferred tax assets:
Federal and state net operating losses	$36,207	$50,312
Research/other credits	591	862
Non-deductible and accrued expenses	2,700	5,932
Deferred revenue	7,647	12,590
Stock options	1,360	3,400
Other	555	1,003
Gross deferred tax assets	49,060	74,099
Valuation allowance	(48,922)	(73,939)
Net deferred tax assets	138	160

Deferred tax liabilities:
Property and equipment	(73)	—
Net deferred tax liabilities	(73)	—

Total	$65	$160
 Reconciliation of the statutory federal income tax to the Company’s effective tax (in thousands):

	Year Ended December 31,
	2014	2015	2016
Tax at federal statutory rate	$(14,760)	$(9,131)	$(24,998)
State, net of federal benefit	18	51	61
Stock options	1,454	1,600	3,225
Non-deductible warrant expenses	(95)	2,809	(365)
Change in valuation allowance	13,532	5,016	22,385
Other	426	(17)	940
	$575	$328	$1,248
For the six months ended June 30, 2016 and 2017, the Company recorded a tax provision of $360,000 and $809,000, respectively, representing effective tax rate of (0.9)% and (1.7)% for the six months ended June 30, 2016 and 2017, respectively. The Company’s effective tax rates for these periods were negative as the Company has maintained a valuation allowance on the U.S. losses. The key components of the income tax provision primarily consist of foreign income taxes, income tax reserves, and U.S. state minimum taxes. The difference in the effective tax rate for the six months ended June 30, 2016 and 2017 is primarily due to change in the uncertain tax positions as a result of a statutory income tax and withholding tax audit.
A valuation allowance has been provided to reduce the deferred tax asset to an amount management believes is more likely than not to be realized. The valuation allowance increased by $654,000 and $25.0 million for the years ended December 31, 2015 and 2016, respectively.
As of December 31, 2016, the Company had net operating loss carryforwards for federal income tax purposes of approximately $143.7 million, which begin to expire in 2021 if not utilized. The Company also has California net operating loss carryforwards of approximately $21.2 million, which begin to expire in 2017 if not utilized. The Company also has other state net operating loss carryforwards of approximately $56.2 million, which begin to expire in 2017 if not utilized. The amount of federal net operating loss carryforwards as of December 31, 2016 for which a benefit will be recorded in additional paid-in capital when realized is approximately $6.9 million. The amount of state net operating loss carryforwards as of December 31, 2016 for which a benefit will be recorded in additional paid-in capital when realized is approximately $572,000. The Company has federal and California research and development credit carryforwards of $189,000 and $235,000, respectively. The federal research and development credits will begin to expire in 2035, if not utilized. California research and development credits can be carried forward indefinitely. The Company has an immaterial amount of foreign tax credits.
Utilization of the Company’s net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such a limitation could result in the expiration of the net operating loss carryforwards before utilization. The Company performed an ownership change analysis from inception to the balance sheet date of December 31, 2016 and $2.8 million of net operating loss carryforwards were written off due to the limitation.
The Company provides U.S. income taxes on the earnings of foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the United States. As of December 31, 2016, U.S. income taxes were not provided for on the cumulative total of $4.5 million of undistributed earnings from its foreign subsidiaries. Any earnings if distributed by the foreign subsidiary would not result in any liability since they would be offset by net operating losses.
Uncertain Tax Positions
For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. As a result of the implementation of these provisions, the Company did not recognize any adjustments to retained earnings for uncertain tax positions.
A reconciliation of the gross unrecognized tax benefit is as follows (in thousands):

	Year Ended December 31,
	2014	2015	2016
Unrecognized tax benefits at the beginning of the period	$255	$1,299	$254
Additions for tax positions taken in prior years	—	147	185
Additions for tax positions taken in current year	1,044	91	611
Reductions for tax positions taken in prior years	—	(1,283)	—
Unrecognized tax benefits at the end of the period	$1,299	$254	$1,050
It is the Company’s policy to recognize interest and penalties related to income tax matters in income tax expense. During the years ended December 31, 2014, 2015, and 2016, the Company did not recognize any significant accrued interest and penalties related to uncertain tax positions.
As of December 31, 2016, the Company had $416,000 of uncertain tax positions relating to a statutory income tax audit which was settled and paid during the six months ended June 30, 2017.
The Company is subject to federal income tax as well as income tax of multiple state and foreign jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination for United States federal tax returns, and fiscal year 2016 remains subject to examination for Israel. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s financial statements.
Note 11. Net Loss Per Share
Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of redeemable convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. The holders of the Company’s redeemable convertible preferred stock are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders.
Basic net loss per share is computed by dividing net loss attributable to common stockholders by basic weighted-average shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive.
The following table presents the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Net loss	$(43,988)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Decrement of redeemable convertible preferred stock to redemption value	41,780	—	—	—	—
Net loss attributable to common stockholders	$(2,208)	$(27,260)	$(74,774)	$(39,648)	$(47,695)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	2,439,328	4,121,852	5,609,187	5,432,394	5,977,899
Net loss per share attributable to common stockholders, basic and diluted	$(0.91)	$(6.61)	$(13.33)	$(7.30)	$(7.98)
The following securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because their inclusion would reduce the net loss per share.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Options to purchase common stock	6,029,451	8,351,589	9,587,572	9,155,100	9,465,209
Unvested early exercised common shares	235,067	474,148	329,957	401,700	263,527
Unvested restricted stock units	—	1,069,524	1,898,621	939,121	2,486,008
Warrants to purchase common stock	233,023	233,023	233,023	233,023	233,023
Redeemable convertible preferred stock	21,146,934	24,620,991	24,788,362	24,789,525	24,788,362
Warrants to purchase redeemable convertible preferred stock	744,827	292,862	292,862	292,862	292,862
Unaudited Pro Forma Net Loss Per Share
The unaudited pro forma basic and diluted net income per share attributable to common stockholders has been computed to give effect to the assumed automatic conversion of the redeemable convertible preferred stock into shares of common stock using the if converted method upon the completion of a qualifying IPO as though the conversion had occurred as of the beginning of the period, or original date of issuance if later.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the periods indicated (in thousands, except share and per share amounts):

	Year Ended December 31,	Six Months Ended June 30,
	2016	2017
	(Unaudited)
Net loss used to compute pro forma net loss per share:
Net loss attributable to common stockholders	$(74,774)	$(47,695)
Pro forma net loss attributable to common stockholders, basic and diluted	$(74,774)	$(47,695)
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders:
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	5,609,187	5,977,899
Add: Weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible preferred stock	25,358,427	25,371,779
Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted	30,967,614	31,349,678
Pro forma net loss per share attributable to common stockholders, basic and diluted	$(2.41)	$(1.52)
Note 12. Employee Benefit Plans
Israeli labor laws and agreements require the Company’s Israeli subsidiary to make severance payments to retired or dismissed Israeli employees, as well as to employees leaving employment under certain other circumstances. The Company’s severance obligations to employees are measured based upon length of service and latest monthly salary amount. The Company has recorded a non-current liability of $1.7 million, $2.0 million, and $2.5 million as of December 31, 2015, December 31, 2016, and June 30, 2017, respectively, for the estimated amount of accrued severance benefits. The deposits are held with a severance pay fund in order to fund the obligation, which totaled $1.5 million, $1.7 million, and $2.0 million as of December 31, 2015, December 31, 2016, and June 30, 2017, respectively, and are recorded as a non-current asset in the accompanying consolidated balance sheets.
A 401(k) tax-deferred savings plan (the “401(k) Plan”) was established that covers substantially all of the Company’s U.S. employees. The 401(k) plan permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company is responsible for administrative costs of the 401(k) Plan. The Company provided for a match of 50% of the first 6% of an eligible employee’s compensation contributed, up to a maximum matching dollar amount of $2,000 for a year. Matching contributions under the 401(k) Plan are 100% vested when made. Pre-tax 401(k) and post-tax Roth 401(k) contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions are not taxable to the employees until distributed from the 401(k) Plan, and post-tax contributions are not exempt from taxes at the time of contribution but the earnings accumulated are tax-free and are not taxable upon distribution. All contributions are deductible by the Company when made. The Company’s contributions to the 401(k) Plan were $0, $520,000, and $979,000 for the years ended December 31, 2014, 2015, and 2016 respectively, and $681,000 and $928,000 for the six months ended June 30, 2016 and 2017, respectively.
Note 13. Segment Information
The Company’s business is conducted globally. The Company’s chief operating decision maker is the Chief Executive Officer who reviews financial information presented on a consolidated basis accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. There is one business activity and there are no segment managers who are held accountable for operations, operating results, and plans for levels, components, or types of products or services below the consolidated unit level. Accordingly, there is a single reportable segment and operating unit structure.

Revenue by geographic area is attributed based on the billing address of the customer and is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015	2016	2016	2017
				(Unaudited)
Revenue:
Americas
United States	$51,950	$99,519	$133,615	$52,355	$68,849
Other Americas	2,283	3,865	4,949	2,233	2,598
Total Americas	54,233	103,384	138,564	54,588	71,447
Europe, Middle East, and Africa (“EMEA”)	10,274	15,023	18,918	9,447	13,204
Asia Pacific and Japan (“APJ”)	6,606	7,552	9,359	4,636	5,908
Total revenue	$71,113	$125,959	$166,841	$68,671	$90,559
Long-lived assets, net by geographic area are attributed based on legal entity structure and are as follows (in thousands):

	December 31,		June 30,
	2015	2016	2017
			(Unaudited)
Long-lived assets, net:
United States	$2,477	$21,141	$20,295
Israel	2,100	3,051	3,218
Other	246	344	480
Total long-lived assets, net	$4,823	$24,536	$23,993
Note 14. Related Party Transactions
One member of the Company’s board of directors previously served as an executive of a company who is also one of the Company’s customers and vendors. Another member of the Company’s board of directors is currently serving as Chairman of the Board of that same company. The Company maintains several on-going commercial relationships with this company.
For the years ended December 31, 2014, 2015, and 2016 and for the six months ended June 30, 2016 and 2017, as part of the on-going commercial relationships with this company, the Company made payments of approximately $17,000, $77,000, $591,000, $283,000, and $152,000, respectively to this company. For the years ended December 31, 2014, 2015, and 2016, and for the six months ended June 30, 2016 and 2017, the Company sold products, maintenance, and professional services and received payments from this company of approximately $0, $496,000, $294,000, $261,000, and $1,000, respectively.
Note 15. Subsequent Events
For the consolidated financial statements as of December 31, 2015 and 2016, and for each of the three years in the period ended December 31, 2016, the Company has evaluated all events occurring through March 31, 2017, the date the consolidated financial statements were available for issuance.
Subsequent to December 31, 2016, the Company granted to employees 114,974 stock options with an exercise price of $16.18 and 28,225 stock options with exercise price of $17.78, vesting based on a four-year service period, and 2,500 restricted stock units with vesting based on both a four-year service period and a liquidity condition. These grants cover the period from January 1, 2017 to March 31, 2017. The future stock-based compensation cost related to the stock options, estimated at $2.4 million in the aggregate, will be recognized over the service period.

Note 16. Subsequent Events (unaudited)
The Company has evaluated all events occurring through October 26, 2017, the date the unaudited interim consolidated financial statements were available for issuance.
Subsequent to June 30, 2017, the Company granted to employees 175,844 stock options with an exercise price of $19.78, vesting based on a four-year service period, and 553,215 restricted stock units with vesting based on both a four-year service period and a liquidity condition. These grants cover the period from July 1, 2017 to October 26, 2017. The future stock-based compensation cost related to the stock options, estimated at $1.7 million in the aggregate, will be recognized over the service period. The future stock-based compensation cost related to the restricted stock units, estimated at $10.9 million in the aggregate, will be recognized only if the liquidity condition is met. If the liquidity condition is met, cumulative expense will be recognized for the portion related to prior service and the remaining stock-based compensation expense will be recognized over the remaining service period.
In September 2017, the employment agreement for the Company’s Chief Executive Officer (“CEO”) was amended to accelerate vesting of all his equity awards upon termination due to death or disability while executing his employment duties. In the event of the CEO’s death or disability that occurs in connection with his performance of his required duties as the Company’s employee, then provided he or his legal custodian or executor of his estate, as applicable, signs and does not revoke his separation agreement, 100% of his then-unvested equity awards shall immediately vest, including any equity awards that were subject to performance-based criteria that shall be deemed achieved at target. As a result of this modification to the CEO’s vesting terms, the Company expects to record an incremental $7.6 million in stock-based compensation expense over the service period commencing upon completion of an IPO or change in control.
Shares of Series G redeemable convertible preferred stock automatically convert to shares of common stock just prior to the closing of an IPO provided the aggregate proceeds from an IPO exceed $50.0 million combined with a public offering price of at least $29.66 per share. If the public offering price is less than these thresholds, the redeemable convertible preferred stock would not convert unless the redeemable convertible preferred stockholders elect to convert their shares. On October 16, 2017, as an inducement to convert, the Company’s stockholders approved an agreement to adjust the conversion rate in the event the IPO price is less than $29.66 per share. The number of additional shares to be issued as a result of the adjustment to the conversion rate is dependent on the IPO price and will be accounted for as a stock dividend at the time of issuance.
On October 16, 2017, the Company’s stockholders approved the 2017 Equity Incentive Plan (the “2017 Plan”), and the 2017 Employee Stock Purchase Plan (the “ESPP”). The 2017 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock units, performance shares, and performance awards. A total of 3,800,000 shares of the Company’s common stock are reserved for future issuance pursuant to the 2017 Plan. In addition, the shares reserved for future issuance under the Company’s 2017 Plan include shares subject to outstanding awards granted under the Company’s 2000 Plan may be added to the 2017 Plan. The number of shares available for future issuance under the Company’s 2017 Plan also includes automatic annual increases on the first day of the Company’s fiscal year beginning with 2018, equal to the least of: 3,800,000 shares; 5% of the outstanding shares of common stock as of the last day of the Company’s immediately preceding fiscal year; or such lower number of shares as determined by the Administrator (as defined in the 2017 Plan).
The ESPP allows eligible employees to purchase shares of the Company’s common stock through payroll deductions and is intended to qualify under Section 423 of the Internal Revenue Code. A total of 800,000 shares of the Company’s our common stock are available for sale under the ESPP. The number of shares available for issuance under the Company’s ESPP will also include an automatic, annual increase on the first day of each fiscal year of the Company beginning in 2018, equal to the lesser of: 800,000 shares; 1% of the total number of shares of the Company’s common stock outstanding on the last day of the Company’s immediately preceding fiscal year; or such lower number of shares as determined by the Administrator. The Company’s ESPP provides for consecutive, overlapping six month offering periods. The offering periods are scheduled to start on the first trading day on or after May 20 and November 20 of each year, except for the first offering period which will begin following the closing of this offering, and will end on the first trading day on or after May 20, 2018. Participants may purchase the Company’s common stock through payroll deductions, of up to a maximum of 15% of their eligible compensation. Participation will end automatically upon termination of employment with the Company. The purchase price of the shares will be 85% of the lower of the fair market value of the Company’s common stock on the first trading day of each offering period or on the exercise date.

On October 24, 2017, Network Security Technologies, LLC, or NST, filed a lawsuit against the Company alleging patent infringement. NST is seeking compensatory damages and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. This litigation is still in its early stages and the final outcome, including any estimated liability, if any, with respect to these claims, is uncertain. At present, the Company is unable to estimate a reasonably possible range of loss, if any, that may result from this matter.

ForeScout
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COMPANY AWARDS

FORBES
"Cloud 100 Hottest Private Companies"
2016 and 2017

One of DELOITTE LLP's
"Fastest-growing Tech Companies in North America"
2016

JPMORGAN CHASE HALL OF FAME
"Transformative Security Technology"
2016

SC MAGAZINE AWARDS EUROPE
"Best NAC Solution"
2016 and 2017

One of CRN's
"Coolest Security Vendors"
2016

CRN
"5-Star Partner Program Honoree"
2016

One of INC. 5000's
"Fastest Growing Security Company in America"
2016

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